UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 11, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure:   ANGLOGOLD ASHANTI INTEGRATED REPORT FOR THE YEAR ENDED
                     DECEMBER 31, 2012

2012
{
ANNUAL
INTEGRATED
REPORT

Safety is our ﬁrst value.
We place people ﬁrst and correspondingly put the highest
priority on safe and healthy practices and systems of work.
We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving
their best. We seek to preserve people’s dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can
make to our business success. We are honest with ourselves
and others, and we deal ethically with all of our business and social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving beneﬁt
from the rich diversity of cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions and
undertake to deliver on our commitments.
We are focused on delivering results and we do what we
say we will do. We accept responsibility and hold ourselves
accountable for our work, our behaviour, our ethics and our
actions. We aim to deliver high performance outcomes and
undertake to deliver on our commitments to our colleagues,
business and social partners, and our investors.
The communities and societies in which we
operate will be better off for AngloGold Ashanti
having been there.
We uphold and promote fundamental human rights where we
do business. We contribute to building productive, respectful and mutually beneﬁcial partnerships in the communities in
which we operate. We aim to leave host communities with a
sustainable future.
We respect the environment.
We are committed to continually improving our processes in
order to prevent pollution, minimise waste, increase our carbon efﬁciency and make efﬁcient use of natural resources. We will develop innovative solutions to mitigate environmental and
climate risks.
MISSION
To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
VALUES
OUR
VISION
TO BE THE LEADING MINING COMPANY

CONTENTS
INTRODUCTION
03
Scope of report
05
Key features of the year
ORGANISATIONAL
OVERVIEW AND
BUSINESS MODEL
07
Five-year targets and performance
scorecard
10
Letter from our Chairman,
Tito Mboweni
12    Our business
14
Our products and markets
15
Gold and investment markets
in 2012
STRATEGY
17
Our strategic focus areas
19
Letter from our CEO,
Mark Cutifani
CONTEXT
23
  Our stakeholders
24
Understanding and mitigating
our risks
31
Identifying and addressing our
material issues
PERFORMANCE
34    Operations at a glance
38    Review of operations
56    Review of projects
64
Review of exploration
69
Chief Financial Ofﬁcer’s report
72
Summarised ﬁnancial information
86
Non-GAAP disclosure – summary
GOVERNANCE AND
REMUNERATION
88
Abridged governance report
91
Board and executive management
97
Abridged remuneration report
OUTLOOK
102
One-year forecast – 2013
103
Mineral Resource and Ore Reserve
– summary
109
Planning for closure
OTHER
113  Approvals and assurances
114  Combined assurance
116  Shareholder diary and information
118  Administrative information
Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled “Risk Factors related to AngloGold Ashanti’s suite of 2012 reports” on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Integrated Report or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
02
}
87
}
06
}
16
}
22
}
33
}
112
}
101
}
{
1
See the guide to using our reports
on the inside back cover and ﬂap.
Guide to using our reports
CONTENTS
Detailed individual proﬁles for each operation
and project will be made available on the
corporate website at www.aga-reports.com
during the second quarter of 2013.

2012 ANNUAL INTEGRATED REPORT

}
INTRODUCTION
THIS SECTION INDICATES THE SCOPE AND
BOUNDARY OF OUR REPORT AND HIGHLIGHTS
THE KEY FEATURES OF THE YEAR.
}

{

INTRODUCTION
SCOPE OF REPORT
This is the Annual Integrated Report for AngloGold Ashanti
Limited (AngloGold Ashanti) for the period 1 January
2012 to 31 December 2012 (our 2012 ﬁnancial year).
For ease of use, a detailed guide to using our reports
may be found on the ﬂap of the inside back cover of
this report. An interactive online guide is to be found at
www.aga-reports.com.
COMPILATION OF THIS REPORT
This Annual Integrated Report has been produced in line
with the recommendations of the South African King Code
on Corporate Governance, 2009 (King III) and the Listings
Requirements of the Johannesburg Stock Exchange (JSE), the
home of our primary listing.
We have taken cognisance of both local and international
recommendations on integrated reporting in developing our
report content and the style of reporting. In particular, we have followed the guiding principles and content elements
advocated by the International Integrated Reporting Committee
and published in its pilot guidelines “TOWARDS INTEGRATED
REPORTING: Communicating Value in the 21st Century”,
and have adapted these to meet our speciﬁc operating and
business circumstances.
This report seeks to provide a holistic view of our business –
now and in the future – covering operational, ﬁnancial and non-
ﬁnancial information. We have identiﬁed and engaged with a
diverse range of stakeholders – see page 23. While we have
endeavoured to report in a way that is understandable and
relevant to a broad range of stakeholders, we have – for the purposes of our reporting – identiﬁed our priority stakeholder groups. See diagram below.
We have also taken cognisance of those issues that we believe are most material to the group’s future sustainability, identiﬁed through our combined assurance process and the views
expressed by stakeholders. This is discussed in greater detail on page 114, and has informed the content of this report.
As this is a group-level report, operational targets and
performance are discussed at a regional rather than operational level, although some operational detail is provided where this is appropriate. For detailed operational performance, readers are referred to our 2012 Operational and Project Proﬁles, which will be made available on our website www.aga-reports.com.
The report addresses the most signiﬁcant
aspects of our business and forms part of
a comprehensive suite of annual reports to
stakeholders for 2012.
Key
stakeholders
Governments
Shareholders
and financiers
Communities Employees
Our priority
stakeholder groups
A series of podcast interviews with key
members of management is available
at www.aga-reports.com/12/podcasts.
Under discussion are signiﬁcant aspects
of AngloGold Ashanti’s performance in
2012 and prospects for the year ahead.

2012 ANNUAL INTEGRATED REPORT

}
While we endeavour to move towards a fully integrated online platform for reporting, we note that many stakeholders will not have access to our website, and that some stakeholders prefer printed copies of our reports. This report is accessible both online and as a printed report, available on request from the company secretary at companysecretary@anglogoldashanti.com, PO Box
62117, Marshalltown, Johannesburg, 2107. To further facilitate communication, where relevant, several of these reports have been translated into French, Spanish and Portuguese.
Our reports cover all operations and entities in which the group has a controlling interest and which are under our management, or where the company has interests or joint ventures in the
management structure. Information relating to joint ventures and other interests is provided for context.
ASSURANCE AND APPROVALS
AngloGold Ashanti’s suite of 2012 annual reports have been
reviewed and assured as follows:
•
Following its recommendation by the Audit and Corporate
Governance Committee, this Annual Integrated Report 2012
was approved by the board of directors on 19 March 2013.
•
The Annual Financial Statements 2012 for the year ended
31 December 2012 were approved by the Board of Directors
on 19 March 2013. In accordance with Section 29(1)(e)(ii)
of the Companies Act, No 71 of 2008, the Annual Financial
Statements for AngloGold Ashanti Limited for the year
ended 31 December 2012 were audited by Ernst & Young
Inc., the company’s independent external auditors, whose
unqualiﬁed audit report may be found on page 67 of the
Annual Financial Statements. These ﬁnancial statements
were prepared by the corporate reporting staff of AngloGold
Ashanti Limited, headed by John Edwin Staples, the group’s
Chief Accounting Ofﬁcer. This process was supervised by
Srinivasan Venkatakrishnan, the group’s Chief Financial
Ofﬁcer and Mark Cutifani, the group’s Chief Executive Ofﬁcer.
•
The Sustainability Report 2012 and Online Sustainability
Report 2012 were approved by the board of directors on
19 March 2013. AngloGold Ashanti has declared an A+
application in line with the Global Reporting Initiative’s
(GRI’s) G3.0 guidelines and the Mining and Metals Sector
Supplement. Ernst & Young Inc. have assured certain
sustainability information in these reports, the assurance
statement for which may be found at www.aga-reports.
com/12/assurance.
•
The Mineral Resource and Ore Reserve Report 2012 was
approved by the board of directors on 19 March 2013. The
chairman of the Mineral Resource and Ore Reserve Steering
Committee assumes responsibility for this report.
PROGRESSION TOWARDS INTEGRATED
REPORTING AND COMBINED ASSURANCE
AngloGold Ashanti is committed to the progressive
implementation of integrated reporting at all levels of our
business. This reporting should, and does, reﬂect a holistic account of our business – both ﬁnancial and non-ﬁnancial
objectives and our performance against them, and our
vision for the future. Under the guidance of the Audit and
Corporate Governance Committee, a combined assurance
model has been adopted with the aim of providing a co-
ordinated approach to all assurance activities. We believe
that this will enable the board and management to assess
whether the signiﬁcant risks facing the group are completely and adequately mitigated. The combined assurance model
facilitates a group wide integration and leveraging of the
various control, governance and assurance processes and its
introduction has brought a new dimension to assurance within the group through the value being derived from integrated
assurance teams.
During 2012, all signiﬁcant operations within AngloGold
Ashanti were subjected to risk based, integrated, technical
or commercial combined assurance reviews. The outcome
of these reviews provided reasonable assurance to allow the
board, on recommendation from the Audit and Corporate
Governance Committee, to conclude on the effectiveness of
the group’s system of internal controls.
See the Statement on combined assurance on page 114.
FOR NOTING
The following key parameters should also be noted in respect of our reports:
•
Production is expressed on an attributable basis unless
otherwise indicated.
•
The average number of employees is reported for AngloGold
Ashanti subsidiaries and joint ventures. Employee numbers
for joint ventures represents the group’s attributable share.
•
There were no restatements during the year for the group
annual ﬁnancial statements.
•
Unless otherwise stated, $ or dollar refers to US dollars
throughout this suite of reports.
•
Locations on maps are for indication purposes only.
•
Group and company are used interchangeably except in the
summarised ﬁnancial information.
•
Statement of ﬁnancial position and balance sheet are used
interchangeably.
For terminology used refer to the Glossary of Terms and
Non-GAAP Disclosure at www.aga-reports.com.
SCOPE OF REPORT continued

{

INTRODUCTION
KEY FEATURES OF THE YEAR
For the group
AIFR
(1)
(per million hours worked)
08
09
10
11
12
0
5
10
15
20
9.76
7.72
11.50
12.88
16.66
Gold production
(000oz)
08
09
10
11
12
0
1,000
2,000
3,000
4,000
5,000
4,331
3,944*
4,515
4,599
4,982
Productivity
(oz/TEC)
08
09
10
11
12
0
2
4
6
8
10
12
9.32
8.07
9.15
9.40
9.94
Total cash costs
($/oz)
08
09
10
11
12
0
200
400
600
800
1,000
728
862*
638
514
444
(1)
All injury frequency rate
Return on equity
(2)
(%)
08
09
10
11
12
0
5
10
15
20
25
30
18*
25
20
26
1
Number of reportable environmental incidents
08
09
10
11
12
0
10
20
30
40
50
60
27
16
27
51
55
Community investment
($m)
08
09
10
11
12
0
5
10
15
20
25
24.91
20.61
16.08
10.88
8.44
(2)
Excludes hedge buy-back costs in years 2008 – 2010
* Gold production, total cash costs and return on equity were adversely impacted in 2012, primarily due to the unprotected strike in South Africa.

2012 ANNUAL INTEGRATED REPORT

}
ORGANISATIONAL
OVERVIEW AND
BUSINESS
MODEL
THIS SECTION ADDRESSES WHAT WE
DO, AND HOW WE CREATE AND SUSTAIN
VALUE FOR OUR STAKEHOLDERS.
}

{

ORGANISATIONAL OVERVIEW AND BUSINESS MODEL
OUR TARGETS
In 2010, the AngloGold Ashanti board agreed a set of ﬁve-
year targets for the period 2011 to 2015. Our targets will drive the creation of real and long-term beneﬁcial relationships with social and business partners within the company and the
communities in which we operate. These targets relate to key areas of performance and deﬁne our vision of leadership in our sector. One target, that relating to social performance, was re-
considered as we sought to identify and report on meaningful and quantiﬁable measures of impact. Consequently, we have
not reported on these targets here. We expect to advise on
these in the year ahead.
These ﬁve-year targets – listed below – are aligned with our strategy which is discussed on page 17. AngloGold Ashanti
may not be able to reach these targets. Refer to the “Forward-
looking statements” on page 1 of this report, to the section entitled “Understanding and mitigating our risks” on page 24 of this report, and to the document entitled “Risk factors related to AngloGold Ashanti’s suite of 2012 reports” which is available on AngloGold Ashanti’s online corporate report website
www.aga-reports.com.
FIVE-YEAR TARGETS AND
PERFORMANCE SCORECARD
Five-year targets (2011 to 2015)
Focus area
Five-year delivery target
Key performance indicator
Safety
All injury frequency rate (AIFR) of less than 9 per million
hours worked
AIFR
Production
volumes
Between 5.4Moz and 5.6Moz gold produced by 2015
Total gold production (Moz)
Productivity
20% improvement in productivity (base year 2010)
Productivity per total employee
costed (oz/TEC)
Total cash costs
20% decrease in real unit costs (excluding mining inﬂation,
royalty and fuel price impact) (base year 2010)
Total cash costs ($/oz)
Financial
performance
Delivery of returns to shareholders of 15% through
the cycle
Shareholder returns
Environmental
performance
30% reduction in reportable incidents (base year 2010)
Number of reportable
environmental incidents

2012 ANNUAL INTEGRATED REPORT

}
OUR PERFORMANCE SCORECARD
As we have completed the second year into our target period, we report back to stakeholders on our performance in the following scorecard.
Target
Progress
KPI Performance in 2012
Safety:
To achieve an AIFR of less
than 9 per million hours
worked, we must reduce
our AIFR by 34% by 2015.
Base: Actual three-year
rolling average 2008 to 2010
of 13.68 per million hours
worked
Actual 2012: 7.72 per
million hours worked
Production volumes:
To produce between
5.4Moz and 5.6Moz of
gold by 2015, we must
increase production by at
least 20% by 2015.
Base: 4.51Moz in 2010
Actual 2012: 3.94Moz
Productivity:
To achieve a 20%
improvement in
productivity (oz/TEC), we
must increase productivity
to 10.98oz/TEC by 2015.
Base: 9.15oz/TEC in 2010
Actual 2012: 8.07oz/TEC
AIFR
(per million hours worked)
12
11
0
2
4
6
8
10
9.00
9.76
7.72
2015 target
14%
above target;
44%
improvement
on base
Production
(Moz)
12
11
0
1
2
3
4
5
6
5.40
4.33
3.94
2015 target
27%
below target
Productivity
(oz/TEC)
12
11
0
2
4
6
8
10
12
10.98
9.32
8.07
2015 target
27%
below target
Production in 2012 was adversely impacted by the unprotected strike in South Africa, as well as an increased number of
safety-related stoppages. Expected future growth in production to come from Tropicana, Kibali and CC&V. The 2015
production target will be affected by asset sales as well as a decision taken in early 2013 to focus on higher margin areas in South Africa.
The lower productivity in 2012 is primarily as a result of
decreased South African production volumes and lower
grades from underground operations.
FIVE-YEAR TARGETS AND
PERFORMANCE SCORECARD continued

{

ORGANISATIONAL OVERVIEW AND BUSINESS MODEL
Target
Progress
KPI Performance in 2012
Total cash costs:
To achieve a 20%
improvement in real unit
costs by 2015, we must
reduce real unit costs to
$510/oz by 2015.
Base: $638/oz
Actual 2012: $862/oz*
($693/oz excluding mining
inﬂation, royalty impact)
Financial performance:
To achieve a return on
equity of 15% through the
cycle to 2015.
Base: 20%
Actual 2012: 18%
Environmental performance:
To achieve a 30%
reduction in reportable
incidents, we must reduce
the number of reportable
environmental incidents
to less than 19 a year by
2015.
Base:
27 environmental incidents
reported in 2010
Actual 2012:
16 environmental incidents
reported in 2012
Five-year target was
met in two years.
Social performance:
Our social performance targets are under development. We expect to report on these in 2013. See our Sustainability Report for a detailed account of our performance, www.aga-reports.com
Total cash costs
($/oz)
12
11
0
200
400
600
800
1,000
510
(2)
645
(2)
728
(1)
693
(2)
862
(1)
2015 target
target
missed by
36%
Return on equity
(%)
12
11
0
5
10
15
20
25
18
15
25
2015 target
20%
above target
Environmental incidents
12
11
0
5
10
15
20
25
30
19
27
16
2015 target
16%
above target;
41%
improvement
on base
Cash cost performance in 2012 was adversely impacted
by lower gold production among other factors. We expect
efﬁcient cost control measures and lower cost ounces from
growth projects to improve the level of cost performance
(in real terms) going forward.
Return on equity in 2012 is lower than 2011 due to reduced
earnings arising mainly from the aforementioned operational
issues in South Africa and lower earnings.
(1)
Nominal
(2)
Real

2012 ANNUAL INTEGRATED REPORT

}
After a difﬁcult year in the global gold mining industry and, more speciﬁcally, within AngloGold Ashanti, I recently had the privilege of meeting many of our largest institutional investors and was able to hear their concerns about the company
ﬁrst hand. This engagement followed my desire to discuss
with our shareholders the departure of Mark Cutifani and the process that the board of directors has put in place to ﬁnd
an appropriate successor. The views expressed covered
everything from the need to “focus on the basics” and improve our production and cost performance, to reviewing our portfolio of assets and potentially undertaking more signiﬁcant corporate restructuring. This is a set of insights and observations that
I have discussed with my colleagues on the board and, together with the management team, we are identifying ways to improve the company’s value proposition going forward.
Regarding safety, an operational priority for us, I offer my condolences to the families, friends and colleagues of the 18 people who died in accidents at our operations and exploration sites during 2012. I remarked last year on the regrettable
lack of progress in improving our record of fatalities since the marked improvement recorded in 2008. This despite the steady improvement in our all injury frequency rate over this period. In
2012 in fact, we reported an increase in the number of fatalities compared to previous years. Our management will address this as a matter of great urgency in the year ahead. We are gratiﬁed at the continuing, signiﬁcant improvement in injury rates and trust that this will help eliminate fatalities.
In my almost two years as chairman of AngloGold Ashanti,
I have had the opportunity to visit most of the company’s
operations. This has been an invaluable experience and has
helped me to develop a deep understanding of our company
and its global operating and exploration reach. One notable
pattern that I have observed has been the penetration of Project
ONE throughout the organisation, and the commitment of our
staff to this project and to the company as a whole. This is an important positive differentiator in our case. Management’s work on business process improvement initiatives has
proceeded apace and most operations have now completed
implementation of these initiatives with the focus now being on the reﬁning and tightening up of systems and processes.
These visits have also brought to life the many challenges we face, some for the company and some for the industry more
broadly; resource nationalism, tough or poorly managed tax
regimes and currency volatility are among the latter.
Closer to home are the imperatives of good environmental
management and dealing with the legacy of historical,
poor environmental practices. Many of our operations and
other concessions in the developing world experience
encroachments by small-scale (and sometimes not-so-small
scale) artisanal miners. Very often these activities have been the basis of subsistence economies for centuries, yet commercial mining is vital to economic development in these jurisdictions and we are entitled to have our rights secured. In respect of these and other social challenges, our sustainability efforts are critical. Our operations display uneven progress, though we are certainly headed in the right direction.
A further challenge in 2012 was the prolonged unprotected strike at our South African operations – and much of the rest of the gold and platinum sector. From late September 2012, we found ourselves unexpectedly engulfed by a wave of unprocedural
militancy whose origins are complex and multifaceted.
It signalled to the industry, national and local government and the trade unions which have dominated the industry for the past 25 years a need for introspection regarding the shortcomings and the need for action, both within our company and in partnership with each other, to remedy those. At the same time, it is with some pride that, notwithstanding the unprocedural and unprotected nature of the strike, our management and employees dealt with the trying circumstances with minimal conﬂict and virtually no violent incidents.
Early in the ﬁnancial year, we received an upgrade to our
international investment credit rating by Moody’s Investor
Service, in recognition of operating improvements and our
overall prudent gearing levels and liquidity. Six months later, in the wake of the downgrade of South Africa’s sovereign
debt rating by three of the foremost global ratings agencies we were faced, along with several other major South African
LETTER FROM OUR CHAIRMAN,
TITO MBOWENI
The year 2012 proved to be an extremely
challenging one for AngloGold Ashanti
and much of the rest of the extractive
sector, both in our country of domicile,
South Africa and around the world.
Tito Mboweni
Chairman

{

ORGANISATIONAL OVERVIEW AND BUSINESS MODEL
corporations, with being placed on a watch list for a possible downgrade by one of these agencies, Standard & Poor’s.
It was only thanks to the company’s resilience and the decisive proactive steps taken that we were able to defend our
investment grade rating. During 2012, we also undertook long-
term debt raisings to further improve our debt maturity proﬁle and enhance our liquidity headroom.
The company’s efforts to create new scope for growth bore fruit during 2012. Our developments at Tropicana in Australia, Kibali in the DRC and Gramalote in Colombia are extremely exciting.
Both Tropicana and Kibali are forecasting ﬁrst gold pours within the next 12 months of this letter and this we believe will be an important driver in the re-rating upwards of our equity valuation.
In addition to the strong immediate pipeline of our projects, we were active in pursuing value-accretive acquisitions. We acquired, for $335m, First Uranium (Pty) Limited, the owner of Mine
Waste Solutions, a recently commissioned tailings retreatment operation located close to our South African Vaal River tailings facilities. The asset is expected to contribute around 110,000oz to annual production at competitive costs as we go into 2013 and 2014. This acquisition has also rendered unnecessary a
substantial capital investment that would have been required to construct a plant to process our other Vaal River tailings.
We also acquired from Kinross Gold Corporation for $220m
its 50% interest in the Serra Grande mine in Brazil, giving us full ownership of the asset. This acquisition should increase
AngloGold Ashanti’s production by some 70,000oz a year, as
well as enhancing our Mineral Resource and Ore Reserve and
diversifying our global portfolio base.
For now, the return on these and our other investments, and
the pay-off for operational improvements is slightly dampened by the fact that the gold price, surprisingly, continues to lack any real conviction in the face of the continuing uncertainty in the global economy. The temporary solution to the ﬁscal
cliff still leaves the issue of the US debt ceiling unresolved which might further damage prospects for the US dollar.
On-going uncertainty in Europe around economic growth and
the potential for further sovereign funding stress should also have underpinned the investment case for gold. However, the
success of central bankers in mitigating some of this risk has undermined that investment case to some extent.
Nonetheless, continued loose monetary policy in the United
States and Europe, with added impetus more recently from
Japan, will ensure that real interest rates in these economic blocs will not rise anytime soon. This, in conjunction with
continued central bank buying – from mainly non-member
countries of the Organisation for Economic Co-operation
and Development (OECD) – and improved Chinese off-take
in the face of stronger economic prospects from that region, should support the gold price in the medium term. With other emerging markets, especially the Indian economy improving
following tighter economic policy initiatives, we expect some local currencies to strengthen, thereby pushing down the
price of gold in local currency terms. This will in turn stimulate jewellery demand and consequently the gold price.
As you will be acutely aware, our share price – along with those of many of our gold mining peers – suffered a marked decline during the year. A conﬂuence of factors has weighed on these valuations, most notably heightened socio-political risk across several mining jurisdictions, a seemingly inexorable rise in costs, some injudicious capital allocation and poor delivery on production targets. While we have scored higher in some areas than others, we are mindful that we must move with purpose to address these broad industry concerns where possible to help improve our valuation. At the heart of our efforts is a concerted drive to continually improve our operations to more consistently achieve our guidance and enhance predictability of our earnings.
All the while, we will continue to make judicious, disciplined decisions on capital allocation in order to ensure we maintain our record of delivering industry-leading returns. We will continue to evaluate the impact of these efforts and make adjustments where necessary as we work to deliver real value to our shareholders.
In conclusion, regarding changes to the board, I’d like to welcome
Michael Kirkwood, who joined us from 1 June 2012. His vast
experience in the international ﬁnancial arena has already enhanced the skills set of the board. On 20 February 2013, Tony O’Neill was appointed as a member of the board. Tony is a recognised global business and technical expert in the mining industry.
I would also like to pay tribute to the three non-executive
directors who will be retiring at the annual general meeting in May
2013. Frank Arisman and Bill Nairn have served the board with distinction for many years, Frank since the founding of AngloGold
Ashanti in 1998 and Bill since 2000. We all owe them a great deal for their hard work and imparted wisdom. We will also bid farewell to Ferdinand Ohena-Kena, with us since 2010. He, too, has made a singular contribution to the work of this board.
Lastly, I want to pay tribute to our Chief Executive Ofﬁcer of the past ﬁve years, Mark Cutifani, whose departure was announced in January 2013. I thank him for ﬁve years of leadership.
While we will seek to ﬁnd a successor as speedily as possible, we will be sufﬁciently patient to ensure that we select the best possible candidate. In the meanwhile, I cannot think of two
safer pairs of hands than those of Srinivasan Venkatakrishnan and Tony O’Neill in which to entrust your company during this transition phase.
TT Mboweni
Chairman
19 March 2013

2012 ANNUAL INTEGRATED REPORT

}
OUR BUSINESS
AngloGold Ashanti, one of the world’s foremost gold exploration, mining and marketing companies, holds a portfolio of operations and projects on four continents, and has a worldwide exploration programme. We work across the full spectrum of the mining value chain, and are concerned with the impact of our activities on the diverse communities and environments in which we operate.
OPERATIONS
1
Argentina
5
Guinea
8
South Africa
9
Tanzania
Cerro Vanguardia (92.5%)
Siguiri (85%)
Vaal River
Geita
2
Australia
6
Mali
Great Noligwa
10
United States
Sunrise Dam
Morila (40%)
Kopanang
Cripple Creek & Victor
3
Brazil
Sadiola (41%)
Moab Khotsong
(CC&V)
Serra Grande
(1)
Yatela (40%)
Surface operations
AGA Mineração
7
Namibia
Mine Waste Solutions
4
Ghana
Navachab
West Wits
Iduapriem
Mponeng
Obuasi
Savuka
TauTona
MAJOR PROJECTS
11
Colombia
12
DRC
13
Australia
Gramalote (51%)
Kibali (45%)
Tropicana (70%)
La Colosa
Mongbwalu (86.2%)
10
4
5
6
11
7
8
9
12
2 13
1
3
Americas
Continental Africa
South Africa
Australasia
Percentages indicate the
ownership interest of AngloGold
Ashanti, whether held directly
or indirectly. All operations
and projects are 100%-owned
unless otherwise indicated.
(1)
Effective 1 July 2012, AngloGold
Ashanti increased its shareholding
from 50% to 100%.

{

ORGANISATIONAL OVERVIEW AND BUSINESS MODEL
OUR OPERATIONS AND PROJECTS
Headquartered in Johannesburg, South Africa, AngloGold
Ashanti has 21 operations in 10 countries. Major development projects are Tropicana in Australia, Kibali in the Democratic
Republic of the Congo (DRC) and La Colosa in Colombia.
Our extensive brownﬁeld, greenﬁeld and marine exploration
programmes extend to 12 countries, in both established and
new gold-producing regions through managed and non-
managed joint ventures, strategic alliances and wholly owned ground holdings. We have an interest in Rand Reﬁnery, a gold reﬁning and smelting complex in South Africa, and own and
operate the Queiroz reﬁnery in Brazil.
The group is managed according to four geographic regions,
namely:
•
South Africa, which comprises two mining areas and
associated infrastructure – namely West Wits and Vaal River, which together comprise six deep-level mining operations
and surface operations. In July 2012, AngloGold Ashanti
concluded the acquisition of First Uranium (Pty) Limited, the owner of Mine Waste Solutions, which operates in the same
area of South Africa.
•
Continental Africa, which comprises the operations in
Ghana, Guinea, Mali, Namibia and Tanzania, as well as
projects in the DRC.
•
Americas, comprising operations in Argentina, Brazil and the
United States, as well as projects in Colombia. AngloGold
Ashanti concluded the acquisition of the remaining 50%
interest in Serra Grande in Brazil during the year.
•
Australasia, which currently focuses on a mine and project
in Australia.
OUR PEOPLE
AngloGold Ashanti’s operations and joint ventures employed,
on average, 65,822 people (including contractors) in 2012
(2011: 61,242).
OUR SHAREHOLDERS
AngloGold Ashanti’s primary listing is on the JSE in
Johannesburg, and the company is also listed on the New
York Stock Exchange, the London Stock Exchange, the Ghana
Stock Exchange and the Australian Securities Exchange. The
Government of Ghana held a 1.66% interest in the company (as at 31 December 2012). The governments of Mali, Guinea and the
DRC hold direct interests in our subsidiaries in those countries.
In Argentina, the province of Santa Cruz has a stake in Cerro
Vanguardia. In South Africa, a black economic empowerment
(BEE) transaction undertaken in 2006 transferred an amount
equivalent to 6% of the value of our South African production to employees participating in an Employee Share Ownership Plan
(ESOP) and to our BEE partner, Izingwe Holdings. At year end,
25,284 employees were participants in the ESOP.
As at 31 December 2012, AngloGold Ashanti had 383,320,962
ordinary shares in issue and a market capitalisation of $12.02bn
(2011: $16.23bn).
RESPONSIBLE GOLD
AngloGold Ashanti is a strong proponent of responsible
gold and is intent on producing gold that meets the highest
standards of responsibility and supply chain transparency.
The company follows practices consistent with the London
Bullion Market Association (LBMA) standards, the Responsible
Gold Guidance and the World Gold Council Conﬂict Free
Gold Standard, which are consistent with the Organisation
for Economic Co-operation and Development’s Due Diligence
Guidance for Responsible Supply Chains of Minerals from
Conﬂict-Affected and High-Risk Areas*. Three operations are
also certiﬁed to the Responsible Jewellery Council’s Code
of Practices.
AngloGold Ashanti participated in the establishment of these standards and certiﬁcation procedures. We believe that the
gold industry can and should be an agent for positive social and economic development in host countries, and should
closely examine its role in areas affected by or at high risk of conﬂict. See page 45 of our Sustainability Report for a detailed discussion on Responsible Gold.
*
These initiatives were partly a response to Section 1502 of the Dodd-
Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank)
which requires companies that ﬁle periodic reports with the US
Securities and Exchange Commission (SEC) to perform due diligence at operations to determine whether a company’s supply chain makes use of any of so-called ‘conﬂict minerals’. This due diligence must be subject to an independent audit. The SEC’s ﬁnal rules and regulations were published in August 2012.
Attributable gold production
(000oz)
South Africa
1,212
Continental Africa
1,521
Australasia
258
Americas
953
United States
44
South Africa
31
United Kingdom
8
Rest of Europe
5
Singapore
3
Rest of world/
unidentified
3
Australia
2
Ghana
2
Rest of Americas
2
Geographic distribution of shareholders
as at 31 December 2012 (%)

2012 ANNUAL INTEGRATED REPORT

}
OUR PRODUCTS
Gold has been a much sought-after source of wealth over
the centuries. It has extensive uses such as an investment, a safe-haven asset, a hedge against inﬂation, a store of value, as jewellery, in the electronics industry and in medical technology.
Once mined, the ore is processed into doré (unreﬁned gold bars)
at AngloGold Ashanti’s operations. The doré is dispatched to various precious metals reﬁneries. In Brazil we own and operate the Queiroz reﬁnery, which is a member of the LBMA. We also
have an interest in Rand Reﬁnery Limited in South Africa, which is also a member of the LBMA. Gold is reﬁned to a purity of at least 99.5%, in accordance with the standards of ‘good delivery’
as determined by the LBMA. This is important as it ensures that we comply with the highest standards as a responsible mining company.
Our gold is sold directly to bullion banks via the reﬁneries. Bullion banks are commercial entities that deal in gold, distributing bullion bought from mining companies and reﬁneries to markets worldwide. These banks hold consignment stocks in all major
physical markets and ﬁnance their inventories from the margins they charge physical buyers.
Valuable by-products including silver, sulphuric acid and
uranium are produced in the process of recovering the gold
mined. These by-products are a function of the characteristics of local geology. Uranium is produced by certain South
African operations, sulphuric acid is produced by our Brazilian operations and silver is produced in varying quantities at
all operations.
As sulphuric acid and uranium are potentially hazardous, we
ensure their safe production and transportation to customers.
For further information on our product stewardship
programmes and initiatives see our Sustainability Report at
www.aga-reports.com.
OUR MARKETS
The jewellery sector accounted for 43% of gold demand in
2012, while the investment sector – bar and coin hoarding,
medals and other retail investment instruments, as well as
exchange traded funds (ETFs) – accounted for 35% of total
demand. The balance of gold demand is from the electronics
and dentistry industries (10%) as well as uptake from central banks (12%).
We promote our product in target markets, by supporting
initiatives aimed at improving gold jewellery design. This is mainly through the AuDITIONS programme of jewellery design
competitions. Jewellery consumption in countries such as
India and China still provides an important source of physical gold demand.
OUR PRODUCTS AND MARKETS
Pre-exploration
Exploration
Feasibility,
design and
construction
Operations
Sustainable development
Closure
Post closure
Products Marketing
Our activities begin even before exploration, and continue
well beyond closure of operations, and we address our
impacts and responsibility throughout those periods of the
product life cycle over which we have control.
South Africa
53
United States
18
United Kingdom
10
Rest of Europe
6
Asia
6
Australia
7
Geographic location of gold sales by
destination 2012
(%)

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ORGANISATIONAL OVERVIEW AND BUSINESS MODEL
GOLD MARKET
The gold price averaged $1,668/oz for the year, marking the
eleventh consecutive year of average annual price increases.
Since reaching a record of $1,921/oz in September 2011, the
gold price failed to reach this level during 2012, despite concerns of sovereign defaults that threatened the stability of the Eurozone and serious doubts regarding a US economic recovery.
Instead, gold was caught in the ebb and ﬂow of ‘risk on’ and ‘risk off’ which dominated ﬁnancial markets from equities through to commodities. In periods of relative stability that are characterised by little or no new negative news ﬂow, equity, currency and
industrial commodity markets usually beneﬁt as funds ﬂow in –
hence ‘risk on’. However, on the announcement of any bad news that seems to threaten this stability, these funds quickly retreat, typically into the US dollar or US treasuries – hence ‘risk off’.
Although gold has traditional safe haven status among ﬁnancial assets, it did not beneﬁt signiﬁcantly under either scenario in
2012. This was largely on account of the continued negative
correlation between the dollar gold price and the dollar, in which a stronger dollar (‘risk off’) tended to cap appreciation in the gold price. This pattern was exacerbated by the fact that investors often had to sell proﬁtable gold positions in order to fund losses sustained in other markets.
The announcement by the US Federal Reserve of a further
round of quantitative easing in mid-September gave a boost
to the gold price, however, having averaged $1,651/oz over
the ﬁrst three quarters of 2012, the announcement of the
third round of quantitative easing (QE3) helped improve the
gold price average to $1,717/oz for the ﬁnal quarter. The ﬁnal weeks of the year saw further proﬁt taking and risk aversion as the ﬁscal cliff loomed. As of 19 March 2013, the closing gold price was $1,613/oz.
INVESTMENT MARKET
Holdings within the ETF universe showed reasonable growth.
Although growth in total gold holdings was nothing like that experienced in 2009 and 2010, it was an improvement over
2011. ETF holdings grew by 6.4Moz in 2011 which represents
growth of 9% over the year. In 2012, ETF holdings grew by
almost 9.4Moz or 12%.
Among ETFs, which now include some 32 different funds, the
NYSE-listed SPDR Gold Shares (GLD) remained the largest at
43.4Moz, or almost half of combined holdings of 88.8Moz (as
at end 2012). This fund grew by 3.1Moz in 2012 and alone
accounted for over a third of overall growth in holdings during 2012.
The ofﬁcial sector continued to be a signiﬁcant source of demand through 2012 with estimates of around 17.2Moz (net) bought
by various central banks across the globe. The most dominant sources of demand from this sector remain those countries
which are not members of OECD such as Brazil, Mexico and
Korea, which added to their gold reserves. In contrast, the third year of the Central Bank Gold Agreement ended at the end of
September and total sales of 5t by its signatories were recorded.
This represents the lowest annual sales in any of the agreements.
Bar and coin demand for 2012 failed to match the spectacular levels of 2011, declining by 260t year-on-year. Demand
experienced from Europe in 2011 did not materialise again in
2012. However, after a slow start to the ﬁrst half of the year, Indian demand for bars and coins began to emerge and amounted
some 25% of total demand for 2012. China, another important
source of demand, was ﬂat at 265t, primarily due to the slowing of the Chinese economy.
JEWELLERY
A jewellers’ strike and doubling of import duties, as a consequence of the Indian government’s desire to curb gold imports, meant that the ﬁrst half of the year witnessed very poor demand out of India relative to 2011, down by 24%. Sentiment improved
in the latter half of the year and India remained the strongest performing market for gold jewellery and, in 2012, accounted for 29% of global jewellery fabrication.
Slowing fortunes of the Chinese economy had an impact on
jewellery demand from this region, down 4.5t year-on-year,
as consumers cut back on their discretionary spending. Hong
Kong maintained its levels of jewellery demand year-on-year
at 27t.
European jewellery demand was similarly affected by
economic woes and austerity measures. Italy’s deteriorating
economy exacerbated the pressure on its jewellery industry
and legislation passed in 2012, requiring identiﬁcation for
purchases over a certain value, placed a further damper on an already depressed market.
The outlook for the gold price remains broadly supportive given the continuation of loose monetary policies in both the United
States and Europe. However, there is growing conﬁdence that
monetary authorities may have managed the worst of these
crises. Austerity measures will continue across Europe and
this will weigh on European jewellery demand while further
measures by the Indian authorities to curb gold imports mean that jewellery demand from this region will also likely decrease.
GOLD AND INVESTMENT MARKETS IN 2012
Despite heightened and
widespread economic
uncertainty throughout 2012,
the gold price performance was
generally quite disappointing.

2012 ANNUAL INTEGRATED REPORT

}
STRATEGY
THIS SECTION DEALS WITH THE WAY IN
WHICH WE DRIVE, CREATE AND PROTECT
VALUE IN ANGLOGOLD ASHANTI.
}

{

STRATEGY
OUR STRATEGY
To achieve our vision to be the leading mining company,
we must fulﬁll our mission to create value for shareholders, employees and business and social partners by safely and
responsibly exploring for, mining and marketing our products.
Although our primary focus is gold, AngloGold Ashanti will
pursue value-creating opportunities in other minerals where it can leverage existing assets, skills and experience to enhance the delivery of value.
STRATEGIC FOCUS AREAS
Our ﬁve strategic focus areas support the achievement of
our delivery targets – see page 7 – which are measured and
re-evaluated on an ongoing basis. These delivery targets are reﬂected in the strategic focus areas referred to below.
Strategic focus areas address one or more delivery targets.
OUR STRATEGIC FOCUS AREAS
Providing the leadership and the supporting management processes to ensure that we have the right people, in the right roles, doing the right work to deliver against our goals.
People are
the business
Managing revenues to ensure that full value is realised from our products by delivering a quality product and managing costs to protect margins and returns.
Maximise
margins
Optimising asset and project portfolios to meet or exceed specified rates of returns.
To achieve this, each asset is regularly reviewed and ranked in both absolute terms and relative to its peer group.
Manage the
business as an
asset portfolio
Developing a range of options for growth, including greenfield and brownfield exploration, new opportunities for promoting organic growth, value-accretive merger and acquisition opportunities, and maximising the value of commodities other than gold within our portfolio.
Grow the
business
Developing business and social partnerships based on mutual value creation while maintaining a focus on ensuring the safety and well-being of employees, and managing environmental and other impacts.
Embrace
sustainability
principles
Strategic focus areas
AngloGold Ashanti’s vision, mission and
values form the basis of our strategy.

2012 ANNUAL INTEGRATED REPORT

}
Our management framework
Roles are clear – defining the
responsibilities and accountabilities,
and exactly how we are connected to every
part of the business.
Business process – detailing how all
the tasks flow and fit together, and
exactly how people interact within the
operating system to get work done.
Technical, commercial
and operating systems
Measure and review
In control and capable
plan
Line ownership with
specialist support
Capable, engaged and
effective employees
Employees involved
and engaged
Leadership
Results
People
Systems
of work
Results
MANAGEMENT FRAMEWORK
Our internally developed Project ONE management framework
is being implemented throughout the business to support
the achievement of our broader strategic objectives. The
framework is designed to reduce variability in performance
and support a seamless ﬂow from strategy to delivery. This
framework prescribes strong leadership, considered role
description, appropriate resourcing to the task at hand, well-
deﬁned and documented business processes in all areas,
clear accountability and consistent analysis of improvement
of work undertaken.
MANAGING PERFORMANCE
The ﬁve strategic focus areas are reﬂected in the role
descriptions of each executive and senior manager in the
group and form the basis for evaluating and rewarding their
performance. See the discussion in our abridged remuneration report on page 97.
OUR STRATEGIC FOCUS AREAS continued

{

STRATEGY
MY FELLOW SHAREHOLDERS,
The year in review was undoubtedly one of the most challenging in my 35 years in mining. It was also one of the most rewarding as the strong team we’ve built over the past ﬁve years met each challenge head on, remaining true to the company’s values and preserving the foundation on which AngloGold Ashanti has
been built.
We can take some courage from the safety strides we have
made in recent years, although, as our highest priority we
remain vigilant and focused on the work we still have to do
in this area. It is cold comfort that we have more than halved the rate of fatalities since 2007. The fact remains that one death is one too many and we continue to devote our efforts
to the elimination of harm on our mines and in our plants.
Risk protocols and accident investigation methods are vastly improved and modernised and work is ongoing to ensure every
person in this company understands that the only true measure of success is our ability to produce value for all stakeholders, with no injury, across every site. The fruit of this work is evident in the steady decline in the all injury frequency rates to their lowest on record by the end of the year.
On an operational front, there remains much to be proud of.
Our major greenﬁeld projects at Kibali and Tropicana remain
within their broad budget parameters and on track to pour their
ﬁrst gold by around the end of 2013 and early 2014. This is
an impressive feat in an industry that has in the recent past been marked by signiﬁcant capital overruns and delays. The
expansion at Cripple Creek & Victor is also progressing to
plan and two bolt-on acquisitions made in 2012 – Mine Waste
Solutions surface retreatment assets in South Africa and the remaining 50% of Serra Grande in Brazil – are already delivering to plan.
AngloGold Ashanti also continues to deliver the best returns on capital and equity among the world’s major gold producers, the product of strict discipline in capital deployment over the past ﬁve years. While our peers have placed a new emphasis
on these long-neglected metrics, they have been core to our
strategy since 2008 when we outlined our new vision for the
company. It will be returns, rather than production growth, that will continue to drive our decisions into the future.
Capital discipline is now more critical than ever as the operating environment becomes increasingly complex. Communities
are more insistent in ensuring the appropriate beneﬁts from
their natural resources and protecting their environments,
employees want better jobs and a clear development path and
host governments want more from their national patrimony.
At the same time, shareholders – frustrated at poor returns
from their gold investments – are making clear that they want free cash ﬂow and richer dividend streams. Balancing these
interests takes thoughtful management, strong operational
expertise and a holistic strategy balancing all stakeholder
needs and aspirations.
The complexity of managing often disparate interests was no
more evident than in the events that unfolded in South Africa in the second half of the year. Unhappiness at work conditions and service delivery from government, a difﬁcult socio-economic
environment and labour union rivalries all converged into a wave of unrest that tragically left scores dead in the northwestern
Bushveld and eventually shuttered most of the South Africa’s deep precious metals mines. It was against this backdrop that our South African mines were all closed by an unprotected
strike that ran from late September to early November.
LETTER FROM OUR CEO, MARK CUTIFANI
AngloGold Ashanti has in place the
strategy, the structures and the people
to fulﬁl our vision of creating the world’s
leading mining company.
Mark Cutifani
Chief executive ofﬁcer

2012 ANNUAL INTEGRATED REPORT

}
We took a deliberate decision at the outset of the strike to communicate consistently and clearly with employees and
all other stakeholders affected by the work stoppage, and to make clear that we would not tolerate violence, vandalism or intimidation. Our effort was focused on maintaining peace and calm, preserving our relationship with employees and protecting the collective bargaining structure which has served labour and business well for decades. The strike was resolved following an agreement to raise the entry level wage and to adjust pay scales among job categories.
While the work stoppage was peaceful for the most part, we
were forced to summarily shut Mponeng, our largest mine in
the region, and suspend pay to employees after random acts of violence by a small group of striking workers bent on upending the accord.
Final agreement was brokered with this last group of individuals when a broad, inclusive process with all management,
employees and all major labour groupings (including the
emerging Associated Mining & Construction Union) delivered
an overarching code of conduct to govern workplace behaviour.
The strikes shone a bright, yet cautionary light not only on the importance of mining to South Africa’s economy, but
also on the critical importance of resolving longstanding
structural imbalances in South African society, creating jobs for unemployed youth and improving social performance of
government and the private sector alike.
AngloGold Ashanti’s South African business is pushing ahead
with signiﬁcant investment in housing, healthcare and economic development projects while maintaining the fundamental
production capacity of this cash generative business.
As we start 2013, with a fresh round of wage talks looming and a new union in the mix, the threat of more industrial action remains real and the need for us all to work hard to ﬁnd each other in this process and create a sustainable outcome that beneﬁts all stakeholders, is more critical than ever before. And at the same time, we will be looking to the government to create a constructive environment conducive to long-term ﬁxed investment and job
creation, and free from unnecessary and disruptive threats to security of tenure and long-term ﬁscal certainty.
There were other challenges faced across the portfolio during the year including, among others: safety-related stoppages
in South Africa; a coup and ﬂooding in Mali; an armed
insurgency in the northeast DRC; threats of tax increases
across several jurisdictions; and soaring prices for labour and production inputs.
AngloGold Ashanti is currently subject to class action
litigation with respect to alleged occupational lung disease.
AngloGold Ashanti is calling for the industry to engage with government (and other stakeholders) to seek an appropriate
industry-wide solution.
It is this increasingly complex environment that has made
it all the more important to for us to continue with the
implementation of our Project ONE operating model, that
brings a manufacturing-industry approach to our mining
and processing operations, whilst elevating our human
resources capacity to ensure the right people have absolute
accountability to ensure that the right work is done, at the right time. This will provide the long-term competitive edge to continue generating industry-leading returns.
In 2012 we saw Project ONE grow in importance as a tool for
our operators. Despite the deterioration of grade in maturing ore bodies, particularly in Continental Africa, a more analytical and detailed approach to planning saw tonnages across the region increase by around 20% without additional capital to expand
processing capacity. That helped us maintain production levels and offset a drop in grade of almost 20%.
Geita, the asset that was amongst our worst-performing mines just three years ago, become our largest production centre and cash generator. In perhaps the most startling mark of ONE’s
success, our mining teams managed to move almost 30% more
rock from the pit even as they halved the truck ﬂeet, dramatically improving our capital utilisation and efﬁciency. The plant, once a glaring example of inefﬁciency with weekly shutdowns for
emergency repairs, dramatically improved availability through properly resourced and scheduled maintenance, as well as
more deliberate operating methodology.
Similarly, at Siguiri, the plant continues to defy sceptics by consistently operating above its nameplate capacity, showing the potential to operators across the business. In Brazil, our development and production crews are setting new productivity benchmarks in their monthly advance rates.
But Project ONE’s success is not only evident in tons and
ounces. Reportable environmental incidents are down about
80% over the past ﬁve years, demonstrating that planned
LETTER FROM OUR CEO, MARK CUTIFANI
continued

{

STRATEGY
and scheduled work is not only more efﬁcient, but also less
likely to exceed increasingly rigorous environmental standards.
This is critical in ensuring we maintain our licence to operate.
In analysing each site and coming to grips with planning, it has become clear that real and lasting engagement between
management and employees and between AngloGold Ashanti
and its host communities and other interested stakeholders,
becomes a non-negotiable part of doing business. Not only
does this set expectations at the outset of any initiative or project, but it ensures ownership of the process by all affected parties. It is the cornerstone of real sustainability for the natural resources sector.
As the year drew to a close and the South African labour
situation piqued the concern of international credit rating
agencies, several companies and parastatals and the sovereign itself, were either downgraded or faced the threat of an imminent relegation by Standard & Poor’s and Moody’s Investor Services.
AngloGold Ashanti’s own BBB– investment grade rating from
Standard & Poor’s was at risk of a single-notch drop into non-
investment grade status. With this threat to our long-term cost of capital, the executive team moved quickly to correct course and make the changes necessary to adapt to what were clearly new circumstances.
In early November, the decision was taken to trim our sails
by paring back capital expenditure, determining which assets might be sold, shifting focus to higher margin production,
slowing capital expenditure on some of our smaller projects
and reviewing key corporate and operating cost drivers. In the end, this effort helped us hang on to our coveted credit rating while we correct course.
This change in tack occurred at the apex of another seismic
shift in the gold industry. Over the past several years, it has become clear that investors in gold equities have become tired of poor returns, soaring costs, ill-conceived corporate activity, rising geopolitical and labour risk and low dividend yields. This has been clearly manifested in the underperformance of gold
equities relative to the bullion price.
Notwithstanding the fact that we have consistently delivered industry-leading returns and value accretive bolt-on
acquisitions, AngloGold Ashanti’s valuation has fallen victim to this trend which your management team is working to reverse.
As the new year starts, your board and executive are actively engaged in weighing the options that will close the valuation gap that has emerged. Each asset is being reviewed to
determine whether it ﬁts in an optimal portfolio. The make-up of the portfolio structure is also under scrutiny to determine whether a different conﬁguration may unlock the value that we believe lies within AngloGold Ashanti.
Sadly, I will not participate in this evaluation of AngloGold
Ashanti’s options. After much thought and deliberation I have made the difﬁcult decision to leave this company to accept the post of chief executive ofﬁcer of Anglo American. This brings to an end an enormously rewarding period at AngloGold Ashanti,
during which we built a world-class team across the business that made some of the mining industry’s most signiﬁcant
improvements over the past ﬁve years.
While there are pieces of work that remain undone, most notably the turnaround of Obuasi and the completion of our important new development projects, I leave conﬁdent in the knowledge
that the executive team will ﬁnalise these and other important initiatives in the coming months and years. AngloGold Ashanti has in place the systems, procedures and people that will fulﬁl our joint vision of creating the world’s leading mining company.
I would like to thank the thousands of people across AngloGold
Ashanti who have made this a special and rewarding time
both professionally and personally, for me and my family.
We take with us many fond memories and friendships from
South Africa.
My heartfelt thanks also go to so many others in government, organised labour, non-governmental organisations and among
AngloGold Ashanti’s diverse and engaged shareholder base,
who I have had the privilege to work with since 2007.
Finally, I extend my thanks to the board of AngloGold Ashanti for their support and wise counsel during my tenure as Chief
Executive Ofﬁcer.
Mark Cutifani
Chief Executive Ofﬁcer
19 March 2013

2012 ANNUAL INTEGRATED REPORT

}
CONTEXT
THIS SECTION CONSIDERS OUR STAKEHOLDERS,
THE GOLD AND INVESTMENT MARKETS THAT
SHAPE OUR BUSINESS, THE WAY IN WHICH
WE IDENTIFY AND MITIGATE RISK, AND THE
IDENTIFICATION OF MATERIAL ISSUES ON WHICH
WE REPORT.
}

{

CONTEXT
Stakeholders are those who are directly or indirectly affected by our business, those who may have interests in our projects or operations, and those with the ability to inﬂuence our business outcomes, both positively and negatively. Social partners
are those stakeholders with whom we seek to build mutually
beneﬁcial relationships. These engagement processes may be
formal or informal.
Our stakeholders are highly diverse, reﬂecting the variety of geographic regions in which we operate, the wide range of
groups with which we interact, and the extent of issues with which we deal.
While we plan for a certain level of engagement in every
relationship, we aim to be responsive to issues and concerns as they arise.
Stakeholder identiﬁcation and engagement is undertaken in all areas of operation, within a framework informed by the group management standard on engagement. This standard, which
applies to engagement at corporate, regional, country ofﬁce
and site levels:
•
records our intention that all operations engage in building successful and mutually beneﬁcial relationships with
stakeholders throughout the mine life cycle (including
exploration projects, new and established operations and
closure and post-closure activities); and
•
provides tools for building social partnerships to secure our social licence to operate and positions AngloGold Ashanti as the preferred operator wherever the company has a presence.
OUR STAKEHOLDERS
Stakeholder engagement is the process
through which we stay connected with
our stakeholders and our social partners.
Communities
Investors
Employees
and employee
representatives
Media
Governments
Regulatory
bodies
Industry
bodies
Suppliers
Customers
*NGOs and
CBOs
JV partners
AngloGold
Ashanti
Stakeholder
groups with which
we interact include:
* NGOs = Non-governmental organisations
CBOs = Community-based organisations

2012 ANNUAL INTEGRATED REPORT

}
Risk assessment and management are fundamental
components of our business – in planning for our future and
executing our strategy. We identify, evaluate and manage
signiﬁcant threats and opportunities as we seek to deliver
against business objectives, within the framework that the
board set for group risk appetite and threshold levels.
Group risk appetite and tolerance levels are determined by the
Board of Directors and are monitored against group strategic goals, targets and performance scorecards (see our targets
on page 7).
GROUP RISK MANAGEMENT STRUCTURE
Risk management is a central part of group strategic
management and is the system whereby the risks associated
with group activities are methodically addressed with the goal of achieving sustained beneﬁt. Risk management should
increase the probability of success, and reduce both the failure potential and the uncertainty associated with achieving the
group’s overall objectives.
The group risk management system was formally initiated
when the revised and invigorated focus on risk management
was approved by the Board of Directors in February 2009.
This was when commitment, in terms of the implementation
of the group risk management process, was obtained. This
involved the development, building and roll-out of the group risk management process, improvement of the quality of risk
knowledge and risk response tasking.
Speciﬁc objectives of the group risk management focus are to:
•
avoid or reduce adverse threats to business objectives
and exploit beneﬁcial opportunities to add sustained value
to all group activities in line with group risk appetite and threshold levels;
•
provide timely risk situation information and appropriate risk responses for evaluation of business strategy to assist with meeting business objectives;
•
reduce future operational performance uncertainty by
minimising surprises and associated costs and losses;
•
develop and implement a best practice group risk
management system that is owned and championed at all
levels of the organisation;
•
monitor and report on group and industry risk trends and
outcomes and ensure appropriate Board and executive
reporting and brieﬁng;
•
improve deployment of capital through using robust risk
information to effectively assess overall capital needs and
allocation; and
•
ensure that risk management forms an integral part of normal business practice and engenders a culture of ‘risk awareness’.
Our group risk management framework has the following
core elements:
•
policy, which provides the context for risk management and
prescribes the scope, objectives and required outcomes of
this process;
•
plan, prepared by management, and which is reviewed and
approved annually by the Risk and Information Integrity
Committee of the board;
•
standard that deﬁnes the adopted approach and
methodologies that are based upon the principles of
International Standards Organisation ISO 31000, and
prescribes the minimum requirements; and
•
guidelines enabling operations to access detailed information concerning risk management principles and practice in order
to deﬁne risk management strategies.
Our risk management structure, depicted alongside, and
accountabilities are deﬁned in the framework and ensure that risk identiﬁcation, assessment and management are considered at every step in the business planning process.
Supporting the application of the framework are annual regional and site-based risk training workshops, intranet resources to share and update information, understanding of risk management principles and practice, and an ongoing focus on training.
A group material risk register, known as AuRISK, is maintained and used for reporting and tracking purposes.
UNDERSTANDING AND MITIGATING
OUR RISKS
We recognise that risk is present in all business
and operational activities, that threat and
opportunity are the two sides of risk, and that
successful risk management is critical.

{

CONTEXT
Board of Directors
CEO
ExCom/EVP: BS
CFO and EVPs
Functional risk owners
B&TD
Colombia
Americas
Operational
and project
risk owners
Project risk
owners
Regional, operational and project
risk champions
Australasia
Executive vice presidents
Continental Africa
South Africa
Executive risk owners
SVP: Group Risk
Risk assurance owner
Audit and Corporate
Governance Committee
Risk and Information
Integrity Committee
Financial risks
Strategic and material
operational risks
Corporate
(Johannesburg)
AGA Holdings
oneERP
Compliance (including regulatory), legal, environmental,
social, safety, health, security, Ore Reserve and Mineral
Resource, human resources, pensions, insurance,
political, financial, treasury, mergers and acquisitions,
reliability and business improvement, technical (mining,
metallurgy, engineering, capital projects, tailings heap
leach and geotechnical), information technology, travel,
supply chain and internal audit
West WIts
Vaal River
Surface
Exploration
(Perth)
Colombia
(Bogota)
Americas
(Denver)
Australasia
(Perth)
Continental
Africa
(Johannesburg)
South Africa
(Potchefstroom)
‘Responsibility for risk
management plan’
‘Ultimate risk management accountability’
‘Oversight’
‘Manage the risks’
‘Manage the risks’
‘Manage the risks’
‘Independent assurance’
‘Risk management system
owner and process support’
‘Risk review and oversight’
Structure of risk management and accountabilities

2012 ANNUAL INTEGRATED REPORT

}
UNDERSTANDING AND MITIGATING
OUR RISKS continued
Key risk areas and uncertainties
Safety and health
Risk/uncertainty/issue
Mitigation strategy
For further information
Employee safety, resulting mainly
from deep-level mine seismic
activity and working practices.
Implementation of safety transformation programme,
analysis of fatal risks, and enhanced incident investigation and reporting systems.
See page 20 of Sustainability
Report – www.aga-reports.com
/12/safety-and-health.
Potential legacy and on-going
issues relating to occupational
health following the South African
Constitutional Court ruling in March
2011, exposing AngloGold Ashanti
and others to individual and class
action claims.
AngloGold Ashanti will defend all claims on their merits.
In addition, discussions have begun, through the
Chamber of Mines of South Africa, to address perceived
deﬁciencies in the statutory compensation system on an
industry-wide basis. Further, the company continues to
implement measures to reduce employee dust exposure.
Political instability – DRC
Political instability – Mali
Severity
Increasing
Capital/schedule over-runs
at Tropicana and Kibali
Market capitalisation
– investor sentiment
Asset integrity – failure in
South Africa and Ghana
Loss of executive management
and critical skills
Environment – legacy issues
New risk
Legend
Loss of assets and inability
to access cash in Argentina
Failure of Obuasi turnaround
Occupational health
– claims and litigation
Multiple fatalities
in South Africa
Labour-related stoppages
(especially in South Africa)
Margin squeeze
Colombian projects
– failure to deliver
Likelihood
Increasing
Key areas of risk and/or uncertainty as at 31 December 2012
KEY AREAS OF RISK AND/OR UNCERTAINTY
The diagram of key risks and uncertainties below provides
an overview of the key risks facing AngloGold Ashanti as at
year-end. These risks are broadly deﬁned as depicted in
the diagram.
The key areas of risk, uncertainty and material issues facing the group in executing our strategy and delivering on our
targets are described on the pages that follow. There may be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could turn out to be material. Additional risks, either individually or simultaneously, could signiﬁcantly affect AngloGold Ashanti’s business, ﬁnancial results and the price of its securities. We also urge you to carefully read the document entitled “Risk factors related to
AngloGold Ashanti’s suite of 2012 reports”, which is available on the AngloGold Ashanti online corporate report website
www.aga-reports.com and the section of our annual report on
Form 20-F entitled “Risk factors”, which will be available on our website at the end of April 2013.

{

CONTEXT
Production
Risk/uncertainty/issue
Mitigation strategy
For further information
Labour unrest and violent strike
action in South Africa for increased
wages and improved employment
conditions fuelled by inter-union
rivalry, politics, migrant labour
conditions, and mine worker debt
levels.
Formalise relations with the Associated Mining
and Construction Union (AMCU) to ensure greater
accountability and responsibility. Business restructuring
while complying with legal obligations. The 2013
Chamber of Mines-led wage negotiations will aim
to bring all union stakeholders into the formal
process. Engagement with the departments of
Labour and Mineral Resources via Chamber of
Mines forums.
See page 30 of Sustainability
Report – www.aga-reports.com
/12/strike-in-sa.
Power supply disruptions, rationing
and escalating costs, particularly
in South Africa, Ghana and at the
Tropicana project in Australia.
Initiatives introduced to reduce power usage, focusing
particularly on high users. In South Africa proactive
engagement with power utilities, where signiﬁcant energy
efﬁciency projects are in place. Strong energy-efﬁciency
focus during project design.
See page 47 of Sustainability
Report – www.aga-reports.com
/12/energy-climate-change.
Potential for water supply
disruptions and rationing, as well
as ﬂooding. Water risk exposure
is highest at the South African,
Ghanaian, United States and
Australian operations.
Progressive quantiﬁcation of risk exposures and
building a comprehensive strategy for integrated water
management.
See page 49 of Sustainability
Report –
www.aga-reports.com
/12/water-land.
Delivery on production and growth
targets, including the introduction
of new technologies.
Project ONE business process framework. See page 7 of this report.
Obuasi, Ghana, turnaround plan. Implementation of management framework, including
Project ONE, to increase operational consistency and
capacity and reduce the risk of project delays. A multi-
disciplinary team is leading the Obuasi turnaround.
See the operational profile
for Obuasi which will be
made available on our website
www.aga-reports.com/12/op/
obuasi/.
Group-wide implementation of
ERP system.
Project management with monthly steering committee
meetings on progress and budget performance, regular
change management communication and internal and
external audit assurance.
Asset integrity relating to ageing
mine infrastructure, particularly
in South Africa and at Obuasi in
Ghana.
A risk-based asset integrity and reliability engineering
programme has been initiated that identiﬁes threats
and guides appropriate capital expenditure. Reliability
management framework has been developed and
guides asset integrity and reliability engineering.

2012 ANNUAL INTEGRATED REPORT

}
Productivity
Risk/uncertainty/issue
Mitigation strategy
For further information
Skills availability and retention.
Skills shortages are experienced
across the sector globally. Loss of
executive and senior management.
Talent pool management is an integral part of human
resource strategy. Succession planning is being
developed to ensure skills development and retention.
Proactive recruitment processes are in place and there
is a focus on transformation strategies in South Africa.
See page 28 of Sustainability
Report – www.aga-reports.com
/12/people.
Total cash costs
Risk/uncertainty/issue
Mitigation strategy
For further information
Inﬂationary cost pressures driven
predominantly by energy price
increases, mining input cost
inﬂation and wage demands.
Productivity gains from implementation of the management
framework, and broader cost management strategies to
mitigate the impact of increases in input costs. Extensive
business review in progress.
See page 15 of this report.
Changes to the regulatory
environment (such as increased
royalties, taxation demands or
disputes or duties and ‘resource
nationalism’ in many guises aimed
at expanding state role in mining),
that substantially increase costs in
most countries of operation.
Active participation in industry and other stakeholder
engagement processes with governments. These
potential risks are taken into account in determining group
strategy and are included, where relevant, in regional
business plans. Active engagement is undertaken with
tax authorities and ﬁnance ministries in affected regions,
and stability agreements have been concluded in several
jurisdictions.
See page 35 of Sustainability
Report – www.aga-reports.com
/12/adding-value.
UNDERSTANDING AND MITIGATING
OUR RISKS continued
Financial performance
Risk/uncertainty/issue
Mitigation strategy
For further information
Global market dynamics associated
with a slow recovery from
recession resulting in gold price
and foreign exchange volatility, and
credit rating downgrades.
Approximately two thirds of AngloGold Ashanti’s revenue
is naturally hedged, given the strong correlation between
the gold price and foreign exchange movements in major
producer countries (Australia, Brazil and South Africa).
AngloGold Ashanti currently beneﬁts from a strong balance
sheet, international investment grade credit ratings,
diversiﬁed asset base across 10 countries and ﬁscal
prudence.
Margin squeeze resulting from input
price increases, wage demands,
power tariff increases, oil prices,
inﬂationary pressures, exchange
rate volatility, grade declines,
depth of mining, and higher
Mineral Resource and Ore Reserve
replacement costs.
Examination of continuous mining and the use of mine
automation technologies in South Africa. Extensive
business review in progress.
Market capitalisation discount
owing to negative investor
sentiment related to unsatisfactory
shareholder returns.
AngloGold Ashanti’s investor relations strategy continues
to highlight latent value in the business. Company
restructuring under review.

{

CONTEXT
Risk/uncertainty/issue
Mitigation strategy
For further information
Capital and/or schedule over-run
on Tropicana and Kibali projects.
Project owner and EPCM (Engineering Procurement
Contract Management) contractor’s team to provide close
performance monitoring and control of contractors at
Tropicana. Expediting effort increased and operating team
recruitment brought forward for Tropicana.
Kibali is a joint venture between Randgold Resources
(45%), AngloGold Ashanti (45%) and a Congolese
parastatal, SOKIMO (10%). The project development
is being managed by Randgold Resources who also
operate the mine.
See pages 57 and 60 of this
report.
Political instability and difﬁcult security
environment in the DRC and Mali.
Continuous risk monitoring. Security plans in place.
Engagement with governments.
Loss of asset or inability to access
cash in Argentina.
Encouraging direct government participation. Provincial,
national, industry and other stakeholder engagement
processes. Focus on generating direct and sustainable
beneﬁts for the host community through pro-active and well
organised social and community development programmes.
Failure to deliver on Colombian projects. Dedicated executive leadership structure implemented.
Increased engagement with local government bodies
and community to demonstrate the project beneﬁts.
See pages 61 to 63 of this
report.
Financial performance (continued)
Environmental performance
Risk/uncertainty/issue
Mitigation strategy
For further information
Environmental permitting, legacy
environmental issues, ground and
process water management, air
pollution, and competing land use
demands.
Compliance with legal requirements and application
of company environmental standards where these are
stricter than legislation. Roll-out of company community
standards and application as per environmental standards.
See pages 49 and 53 of
Sustainability Report – www.
aga-reports.com/12/water-land
and www.aga-reports.com/12/
cyanide-waste.
Concerns relating to the potential
for ground and surface water
pollution.
Our water management focus remains on minimising
fresh water intake from the environment, combined with
ensuring that the quality of water discharged by our
operations meets or exceeds regulatory requirements.
Where feasible, we operate a closed looped system,
recycling water without discharging to the environment.
This reduces our environmental impact, enabling us to
reduce water consumption and the potential for water
contamination. At some operations – for example in
Ghana – high levels of rainfall mean that a closed system
is not feasible and that controlled releases must take
place. In this situation, we seek to ensure that we have the water treatment systems in place to manage efﬂuents to
meet minimum discharge standards. An integrated water
management strategy has been developed in South Africa
that is designed to ensure the interception of seepage
from tailings storage facilities and to minimise potential
discharges of process water during heavy rainfall events.
See page 49 of Sustainability
Report – www.aga-reports.com
/12/water-land.

2012 ANNUAL INTEGRATED REPORT

}
Risk/uncertainty/issue
Mitigation strategy
For further information
Potential inter-mine ﬂooding in
South Africa.
Both the Vaal River and West Wits mining entities
in South Africa are potentially at risk of inter-mine
ﬂooding as the ﬁnancial ability of neighbouring mines
and their ability to continue mine dewatering remains a
concern. In the Vaal River district, a prefeasibility study
of a regional mine water management plan is expected
to recommend sustainable options for the management
of mine water going forward. In the West Wits district,
operational interventions are being pursued to sustain
pumping at the neighbouring Blyvooruitzicht mine.
See page 52 of Sustainability
Report – www.aga-reports.com
/12/water-land.
UNDERSTANDING AND MITIGATING
OUR RISKS continued
Social performance
Risk/uncertainty/issue
Mitigation strategy
For further information
Social issues emanating from
heightened community expectations
and artisanal and small-scale
mining (ASM).
On-going engagement of local and national
administrations, communities and other interested
groups. A sustainability framework that addresses
sustainable development issues, including artisanal
mining, is under development. Implementation of
Community Management Standards will include
engagement with ASM. Holistic strategy to address
legacy and operating issues developed and being
implemented. AngloGold Ashanti participates in industry
and non-government organisation initiatives relating to
ASM and community resettlement.
See page 39 of Sustainability
Report – www.aga-reports.com
/12/artisanal-mining.
More stringent legislation and other
initiatives in response to concerns
regarding the potential for gold to
contribute to conﬂict.
AngloGold Ashanti participates actively in industry,
government and inter-governmental initiatives relating
to the responsible use of gold. Implementation of
Responsible Gold standards.
See page 45 of Sustainability
Report – www.aga-reports.com
/12/responsible-gold.
Ensuring consistency in policy,
approach and management of
AngloGold Ashanti’s supply chain.
Supply chain and procurement policies and standards. See page 55 of Sustainability
Report – www.aga-reports.com
/12/managing-supply-chain.
Environmental performance (continued)

{

CONTEXT
Stage 1
Stage 2
Stage 3
Identify issues relevant to:
•
Direct short-term financial performance
•
Ability to deliver on strategy and policies
•
Best practice norms exhibited by peers
•
Stakeholder behaviour
•
Concerns about societal norms
Document the process
Segment issues according to
level of relevance and themes
Prioritise the issues:
•
Internal considerations: direct financial implications,
reputational risks and opportunities, potential effect on
operational performance and strategic opportunities
•
External considerations: media coverage, market
commentary, number of complaints and survey results
Decide on thresholds
Assess issues
Review by:
•
Internal and external advisory panels
•
Board
Materiality assessment
included in audit scope
Categorise issues by
relevance and themes
We understand that an analysis of our risks is critical in shaping our business strategy but these are not necessarily reﬂective of the positions and concerns of our stakeholders, but those which we have identiﬁed as issues are material to the business.
We have adopted a three stage process in determining our material issues:
IDENTIFYING AND ADDRESSING
OUR MATERIAL ISSUES
A risk may or may not be a material issue
identiﬁed by the business. However, it is
one that inﬂuences or makes a difference to
a decision maker, whether a shareholder or
a stakeholder.

2012 ANNUAL INTEGRATED REPORT

}
Issues are characterised as follows for each of our key stakeholders groups, namely employees, shareholders and ﬁnanciers, communities and governments.
See Ensuring safety and health, on page 20 of
our Sustainability Report.
See Addressing energy, security and climate change,
on page 47; and Responsible custodianship of water
and land, on page 49 of our Sustainability Report.
See Responsible custodianship of water and
land, on page 49 of our Sustainability Report. Also see
Planning for closure on page 109 of this report.
See Five-year targets and Performance scorecard on
page 7, and Understanding and mitigating our risks
on page 24.
See Adding value, on page 35 and Delivering
sustainable community benefits, on page 32
of our Sustainability Report.
See page 15 of this report for information on ‘Gold
and investment markets in 2012’. See Project One:
Business Process Framework for a successful
company in our .
See Adding value, on page 35, Delivering sustainable
community benefits, on page 32, and Addressing
artisanal and small-scale mining, on page 39 of our
Sustainability Report.
See Respecting human rights on page 41,
Securing our people and our assets, on page 43,
and Responsible Gold, on page 45 of our
Sustainability Report.
See Managing our supply chain, on page 55,
and Responsible Gold, on page 45
of our
Sustainability Report.
Material issues
Employee safety and health, in particular mine fatalities
associated with deep-level underground mining, as well as
legacy health issues; the threat of individual claims or class action lawsuits.
Access to adequate energy and water supply.
Impact of climate change on our business, our regulatory
and physical environments and communities.
Environmental permitting, potential water and air pollution
and competing demands for land use.
Delivery on production and growth targets, including the
introduction of new technologies and mitigating skill shortages.
Rising resource nationalism and potential conflict with
government (including imposition of royalties, taxes, levies, mandated beneficiation and state ownership of resources).
Global market dynamics – recession, gold price, R/$ volatility, ability to raise capital, as well as inflationary cost pressures, especially rising labour expectations and costs.
Heightened community and government expectations;
in some countries artisanal and small scale mining (ASM):
labour relations and the threat of unlawful industrial action.
Upholding fundamental human rights and support for
Responsible Gold.
Ensuring consistency in policy, approach and management of
our supply chain.
See Addressing energy security and climate change
on page 47
of our Sustainability Report.
OS
IDENTIFYING AND ADDRESSING
OUR MATERIAL ISSUES continued

{

PERFORMANCE
PERFORMANCE
THIS SECTION DEALS WITH HOW WE HAVE
PERFORMED AGAINST PREVIOUS YEARS AND
RELATED STRATEGIES.
}

2012 ANNUAL INTEGRATED REPORT

}
OPERATIONS AT A GLANCE
Operation
Safety
Production volumes
AIFR (per million
hours worked)
Fatalities
Attributable tonnes
treated/milled (Mt)
Average grade
recovered (g/t)
Attributable gold
production (000oz)
2012   2011   2010    2012    2011   2010   2012   2011   2010   2012   2011   2010   2012   2011   2010
South Africa
13.24   15.57 16.69
11
9
10
1,212  1,624  1,785
Vaal River
Great Noligwa
17.72   23.92 21.63
1
1
0.5
0.5
0.7
5.72
5.58
5.99
84
94
132
Kopanang
19.92   23.18  21.86
4
2
0.9
1.5
1.6
5.40
6.47
6.13
164
307
305
Moab Khotsong
17.14   20.48  19.72
2
1
2
0.6
0.9
1.0
8.16
9.39
9.03
162
266
292
Tau Lekoa
 32.41
2
0.6
3.32
63
Surface operations
6.65
6.44
5.99
10.8
10.7
10.2
0.42
0.48
0.54
144
164
179
Mine Waste Solutions
7.27
7.2
0.12
28
West Wits
Mponeng
14.49  15.39   15.93
3
2
2
1.3
1.6
1.7
9.40
9.71
9.48
405
500
532
Savuka
21.23
8.39
7.69
2
0.2
0.2
0.1
6.09
6.69
5.30
37
49
22
TauTona
10.63   13.36  19.03
3
2
0.8
1.0
1.1
7.63
7.55
7.01
189
244
259
Other
1
Continental Africa
2.26
3.03
5.26
5
3
5
1,521   1,570  1,492
Ghana
Iduapriem
3.08
6.61
9.73
1
4.6
4.3
3.4
1.22
1.44
1.70
180
199
185
Obuasi
(2)
2.13
2.37
2.86
2
3
2.1
2.0
2.6
4.79
4.82
5.16
280
313
317
Guinea
Siguiri (85%)
1.09
1.27
6.15
1
10.1
9.7
8.8
0.76
0.79
0.97
247
249
273
Mali
Morila (40%)
1.8
1.8
1.7
1.41
1.70
1.70
81
99
95
Sadiola (41%)
2.21
2.44
1.65
1
1.9
2.0
1.8
1.64
1.90
2.04
100
121
118
Yatela (40%)
0.36
1.52
2.28
1.1
1.1
1.2
1.06
1.04
1.23
29
29
60
Namibia
Navachab
8.22
2.00   25.60
1.4
1.4
1.5
1.59
1.46
1.80
74
66
86
Tanzania
Geita
1.62
3.60
5.38
1
2
4.8
3.9
4.7
3.47
3.98
2.36
531
494
357
DRC
Mongbwalu
4.47   11.04  21.77
1
1
Australasia
6.33   18.11  13.10
258
246
396
Australia
Sunrise Dam
5.46   19.40  13.65
3.4
3.6
3.6
2.39
2.16
3.40
258
246
396
Americas
4.34
6.33
5.66
1
2
953
891
842
Argentina
Cerro Vanguardia (92.5%)
(1)
1.72
1.59
8.08
1
1.7
1.0
1.0
6.48
6.23
6.11
219
196
194
Brazil
AGA Mineração
(2)
4.64
4.05
2.62
1
2.2
1.7
1.6
6.07
7.43
7.21
388
361
338
Serra Grande
(3)
2.58
3.48
7.22
0.9
0.6
0.6
3.36
3.59
4.05
98
67
77
Colombia
4.43   16.84  10.83
1
United States
Cripple Creek & Victor
12.75   19.80  12.26
20.9
20.3
20.6
0.40
0.39
0.43
247
267
233
Greenﬁeld exploration
6.76   19.83  16.99
1
1
AngloGold Ashanti
7.72
9.76   11.50
18
15
15
3,944   4,331  4,515
(1)
The grade recovered at Cerro Vanguardia is from underground and open-pit operations
(2)
The grade recovered at Obuasi and AGA Mineração is from underground operations
(3)
Effective 1 July 2012, AngloGold Ashanti increased its holding from 50% to 100%
Rounding of ﬁgures may result in computational discrepancies

{

PERFORMANCE
Operation
Productivity
Costs and capital expenditure
Financial
performance
oz/TEC
Total cash costs
($/oz)
Capital expenditure
($m)
Gold income
($m)
2012 2011 2010 2012 2011 2010 2012 2011 2010 2012 2011 2010
South Africa
4.19
5.85
5.63
873
694
598
583
532
424    2,013   2,560   2,207
Vaal River
Great Noligwa
2.34 2.72
3.35    1,226   1,194
884 27 29 24 139 148 163
Kopanang 2.61 4.79
4.67    1,015
681 613 93 92 61 273 483 376
Moab Khotsong 3.05 5.03
5.61    1,040
689 588 159 147 120 270 418 360
Tau Lekoa 1.92 921 10 72
Surface operations
10.45    21.32   39.80
832 660 485 8 5 3 240 256 223
Mine Waste Solutions 7.65 1,040 7 41
West Wits
Mponeng
6.33 8.38 8.72 639 546 453 194 172 122 674 790 663
Savuka 3.98 4.83
1.68    1,041
864   1,100
20 8 9 61 78 28
TauTona 4.03 5.13 5.34 924 818 700 73 79 75 315 387 322
Continental Africa
10.97    11.41   11.24
905
765
712
790
420
234    2,609    2,530   1,868
Ghana
Iduapriem
15.61    16.97   16.44    1,034
853 666 95 73 17 304 308 218
Obuasi 5.19 5.68
5.61    1,187
862 744 185 132 109 468 493 348
Guinea
Siguiri (85%)
12.10    12.03   14.75
908 862 643 28 15 10 388 407 313
Mali
Morila (40%)
35.72     42.00   36.04
767 810 715 1 1 1 135 157 117
Sadiola (41%)
12.27     15.53   15.82   1,081
792 650 37 14 8 169 189 143
Yatela (40%) 8.82
8.89    20.39   1,830    1,543
807 2 1 2 48 46 71
Namibia
Navachab
6.43 7.00 10.46
929    1,038
727 15 48 14 123 104 101
Tanzania
Geita
19.20    18.11 14.14
660 536 777 81 58 38 906 753 501
DRC
Kibali (45%)
263 73 30
Mongbwalu (86.2%) 77 1
Other and non-controlling interests 6 4 5 68 73 56
Australasia
43.46    38.93   66.77    1,211    1,431
982
355
102
40
426
385
466
Australia
Sunrise Dam
43.46    40.29    66.77   1,126    1,367
957 35 27 29 426 385 466
Tropicana 315 73 10
Other 5 2 1
Americas
17.47    20.70    22.44
683
528
432
390
456
311   1,656    1,487   1,124
Argentina
Cerro Vanguardia (92.5%)
18.21    17.64    20.64
640 393 366 70 73 38 366 275 214
Brazil
AGA Mineração
14.22     17.41   18.32
696 525 407 162 259 142 635 565 405
Serra Grande
(1)
11.45     12.98    15.88
816 767 481 33 22 26 162 101 97
United States
Cripple Creek & Victor
37.46     44.31    42.40
638 564 493 100 67 73 409 423 293
Other and non-controlling interests 25 35 32 84 123 115
Other
36
17
6
Sub-total
2,154    1,527    1,015   6,704   6,962    5,665
Equity investments (303) (88) (42) (351) (392) (331)
AngloGold Ashanti
8.07
9.32
9.15
862
728
638    1,851     1,439
973    6,353   6,570   5,334
(1)
Effective 1 July 2012, AngloGold Ashanti increased its holding from 50% to 100%
Rounding of ﬁgures may result in computational discrepancies

2012 ANNUAL INTEGRATED REPORT

}
OPERATIONS AT A GLANCE continued
Operation
Social performance
Employees
Community investment ($000)
Average number of employees
(full time employees and contractors)
2012 2011 2010 2012 2011 2010
South Africa
(1) (5)
7,700
(1) (5)
3,670
(1) (5)
3,242
34,186
32,082
35,660
Vaal River
Great Noligwa
3,063 2,967 3,315
Kopanang 6,014 5,892 5,938
Moab Khotsong 6,645 6,581 6,452
Tau Lekoa 2,737
Surface operations 1,147 745 374
Mine Waste Solutions 727
West Wits
Mponeng
6,262 5,788 5,778
Savuka 1,157 815 981
TauTona 4,472 4,507 4,609
Other 4,699 4,787 5,476
Continental Africa
13,341
13,502
8,047
16,621
16,539
15,761
Ghana
Iduapriem
465 513 404 1,549 1,543 1,483
Obuasi 2,007 2,704 2,100 5,373 5,538 5,722
Ghana Corporate 70 47 1,300
Guinea
Siguiri (100%)
1,083 772 556 3,643 3,666 3,170
Mali
Morila (40%)
198 48 214 319 328 356
Sadiola (41%) 472 304 429 783 756 726
Yatela (40%) 100 125 13 407 377 352
Namibia
Navachab
201 54 133 953 790 687
Tanzania
Geita
4,834 4,302 1,016 3,594 3,541 3,265
DRC
Kibali
976 1,299 489
Mongbwalu 2,935 3,335 1,393
Australasia
464
276
456
494
509
494
Australia
Sunrise Dam
(2)
464 276 456 494 509 494
Americas
5,148
4,939
5,480
7,896
7,389
6,582
Argentina
Cerro Vanguardia (100%)
1,520 2,067 1,602 1,884 1,644 1,242
Brazil
AGA Mineração
813 791 791 4,239 3,825 3,426
Serra Grande
(3)
719 268 831 1,081 1,339 1,268
Colombia 1,188 1,210 1,557
United States
Cripple Creek & Victor
(4)
908 603 699 692 581 646
Other, including corporate and
non-gold producing subsidiaries
6,625
4,723
3,549
Sub-total
26,653
22,387
17,225
Equity investments (1,746) (1,775) (1,145)
AngloGold Ashanti
24,907
20,611
16,080
65,822
61,242
62,046
(1)
Aggregated for all South African operations
(2)
Includes Perth ofﬁce
(3)
Effective 1 July 2012, AngloGold Ashanti increased its holding from 50% to 100%
(4)
Includes Denver ofﬁce
(5)
Includes corporate social investment expenditure

{

PERFORMANCE
Operation
Environmental performance
(1)
Energy usage
(million GJ)
Water usage
(ML)
GHG emissions
(000tCO
2
e)
Number of reportable
environmental
incidents
2012
2011
2010
2012
2011
2010
2012
2011
2010
2012
2011
2010
South Africa
11.64    11.68   12.37  23,833   18,821 20,896   3,132   3,079   3,419
10
12
10
Vaal River
6.08
6.09
6.76  19,332   13,572 15,587   1,599   1,574   1,812
10
10
1
Great Noligwa
0.86
0.91
0.96    1,933    1,653   1,932
247
262
274
Kopanang
1.00
1.06
1.09    2,802    2,268   2,612
286
302
312
Moab Khotsong
1.70
1.90
1.80    3,306    2,764   3,149
543
526
548
Tau Lekoa
0.35
694
96
Surface operations
2.31
2.22
2.56    6,707    6,888   7,198
479
484
582
Mine Waste Solutions
0.21
4,584
56
West Wits
5.56
5.58
5.61    4,501    5,249   5,309   1,533   1,505   1,607
2
9
Mponeng
3.06
3.03
3.03    2,393    2,783    2,913
833
781
856
Savuka
0.74
0.70
0.60
709
729
761
208
191
177
TauTona
1.76
1.86
2.01    1,399   1,737   1,635
504
534
575
Continental Africa
12.13     11.51  11.30   24,875  27,114  24,432
978
938
950
5
14
16
Ghana
Iduapriem
1.01
0.98
1.03
582
408
99
94
89
95
2
5
Obuasi
1.74
1.52
1.53   6,534    8,567   8,369
197
187
211
1
14
6
Guinea
Siguiri
2.34
2.43
2.37   4,650    6,097   5,265
177
184
179
3
Mali
Morila
Sadiola
2.17
2.00
1.84   6,866    5,992   5,777
161
148
137
1
1
Yatela 0.70
0.62
0.53   1,578    1,036
744
52
46
39
Namibia
Navachab
0.75
0.59
0.54
989    1,043   1,080
43
31
28
Tanzania
Geita
3.43
3.35
3.46    3,675   3,970    3,101
254
253
261
1
1
Australasia
1.35
1.21
1.28
3,104    4,059    3,485
87
93
153
1
1
Australia
Sunrise Dam
1.35
1.21
1.28    3,104    4,059   3,485
87
93
153
1
1
Americas
5.89
5.25
4.69    7,456     6,750  5,817
389
348
314
1
Argentina
Cerro Vanguardia
1.60
1.48
1.37
923
939  1,057
111
103
95
1
Brazil
AGA Mineração
1.35
1.18
1.04    4,213   3,174   2,691
29
25
23
Serra Grande
(2)
(100%)
0.48
0.45
0.44
459
429
393
14
13
15
United States
Cripple Creek & Victor
2.46
2.13
1.83   1,860    2,207   1,676
235
207
181
Other
634
139
30
AngloGold Ashanti
31.00    30.49   30.63   59,901  56,883 54,660  4,586    4,468   4,835
16
27
27
(1)
100% of usage/emissions/environmental incidents reported for managed operations
(2)
Effective 1 July 2012, AngloGold Ashanti increased its holding from 50% to 100%
Rounding of ﬁgures may result in computational discrepancies

2012 ANNUAL INTEGRATED REPORT

}
The group employed an average of 65,822 people for the year
(2011: 61,242), made up of 47,829 permanent employees
(73%) and 17,993 contractors (27%).
This review is presented in line with the way in which the
operations and projects are managed, in the following regions:
•
South Africa – operations in South Africa;
•
Continental Africa – operations in Ghana, Guinea, Mali,
Namibia and Tanzania and projects in the Democratic
Republic of the Congo (DRC);
•
Americas – operations in Argentina, Brazil and the United
States and projects in Colombia; and
•
Australasia – operation and project in Australia.
AngloGold Ashanti’s projects and exploration activities are
discussed in the sections beginning on pages 56 to 64
respectively.
For a more detailed account of operational performance, refer to the Operational Proﬁles 2012, available on our website at
www.aga-reports.com.
REVIEW OF OPERATIONS
In 2012, AngloGold Ashanti
produced 3.94Moz of gold
(2011: 4.33Moz) as well as
1.21Mlb of uranium
(2011: 1.38Mlb) and 2.36Moz
of silver (2011: 2.96Moz)
South Africa
52
Continental Africa
25
Australasia
1
Americas
12
Corprate and other
10
Distribution of employees by region
(%)
Contribution to gold production by region
(%)
South Africa
31
Continental Africa
39
Australasia
6
Americas
24
Capital expenditure by region
($m)
0
200
400
600
800
355
390
790
583
South
Africa
Continental
Africa
Australasia
Americas
Contribution to gold income by region
(%)
South Africa
30
Continental Africa
39
Australasia
6
Americas
25
AIFR by region
(per million hours worked)
0
2
4
6
8
10
12
14
16
6.33
4.34
2.26
13.24
South
Africa
Continental
Africa
Australasia
Americas
Total cash costs by region
($/oz)
0
500
1,000
1,500
1,211
683
905
873
South
Africa
Continental
Africa
Australasia
Americas

{

PERFORMANCE
REVIEW OF OPERATIONS
South Africa
REGIONAL PROFILE
AngloGold Ashanti’s six deep level South African mines and
surface operations are divided into two regions, Vaal River and
West Wits.
Vaal River
The Vaal River mining operations in the South Africa Region are
Great Noligwa, Kopanang and Moab Khotsong. These mines
are located roughly 170km to 180km from Johannesburg in the
vicinity of Orkney and Klerksdorp, near the Vaal River on the
Free State-North West Province border. The three mines share a milling and treatment circuit.
•
Great Noligwa is a mature operation. It adjoins Kopanang,
in the Free State, and Moab Khotsong. The Vaal Reef,
the operation’s primary reef, and the Crystalkop Reef, a
secondary reef, are mined from a twin-shaft system over
eight main levels at an average depth of 2,400m. Given the
geological complexity of the orebody at Great Noligwa, the
pillar mining method is employed.
•
Kopanang is located to the west of neighbour Great
Noligwa and bound to the south by the Jersey Fault. Gold
is the primary output, with uranium oxide produced as a by-
product, from a single shaft system to a depth of 2,600m.
It almost exclusively exploits the Vaal Reef, although minor amounts of gold are also extracted from the secondary
Crystalkop Reef. Given the geological complexity of the
orebody, scattered mining is used.
•
Moab Khotsong is AngloGold Ashanti’s newest gold mine
in South Africa. Stoping operations began in November
2003, with the mine expected to reach full production in
2013. Given the geological complexity of the Vaal Reef,
scattered mining is employed. The Zaaiplaats orebody in
the Moab Khotsong lease area presents a signiﬁcant growth
opportunity and capital has been allocated to support its
phased development.
•
Surface operation (metallurgy) extracts gold from
marginal ore dumps and tailings storage facilities on
surface at various Vaal River and West Wits operations
where there is more metallurgical capacity than reef mined.
Uranium is produced as a by-product, as is backﬁll for use
as support in mining operations. The surface operation
includes the rail transport infrastructure, the Vaal River and
West Wits Laboratories and tailings management facilities.
Although there is more than one surface operation they are
technically reported as one.
(1)
On 20 July 2012, AngloGold Ashanti acquired First Uranium (Pty)
Limited, which owns Mine Waste Solutions (MWS). MWS is a
recently commissioned retreatment operation in South Africa’s
Vaal River area in the immediate vicinity of AngloGold Ashanti’s own tailings facilities.
1
Mike O’Hare
Executive Vice President
South Africa Region
Gold
production
(000oz)
Average
number of
employees
OPERATIONS
1
South Africa
Vaal River
Great Noligwa
84
3,063
Kopanang
164
6,014
Moab Khotsong
162
6,645
Surface operations
144
1,147
Mine Waste Solutions
(1)
28
727
West Wits
Mponeng
405
6,262
Savuka
37
1,157
TauTona
189
4,472

2012 ANNUAL INTEGRATED REPORT

}
West Wits
The West Wits operations are Mponeng, TauTona and Savuka.
These three mines are situated southwest of Johannesburg, in the vicinity of the town of Carletonville, on the border between
Gauteng and North West Province.
•
Mponeng, the South Africa Region’s ﬂagship operation and
the world’s deepest gold mine, exploits the Ventersdorp
Contact Reef (VCR) at depths of between 2,400m and 3,900m.
The mine uses sequential-grid mining. Mponeng comprises
a twin-shaft system housing two surface shafts and two
sub-shafts. Ore is treated and smelted at the mine’s gold plant.
•
TauTona lies on the West Wits Line. Mining takes place
at depths of between 1,850m and 3,450m. The mine has
a three-shaft system, supported by secondary and tertiary
shafts, and is in the process of converting from longwall to scattered-grid mining.
The change in mining method was necessitated by the
increasingly complex geology being encountered and
the unsuitability of the current method for mining through
the Pretorius fault. This change is also expected to
improve safety.
•
Savuka exploits the Carbon Leader Reef (CLR) at depths
of between 3,137m and 3,457m and the VCR at a depth
of 1,808m. It shares a processing plant with neighbouring
mine, TauTona.
The West Wits team conducted an investigation into the
incorporation of Savuka, which is nearing the end of its working life, into either TauTona or Mponeng. Post year-end, the
investigation concluded that the optimal, most efﬁcient solution to accessing Savuka’s remaining Ore Reserves would be via
TauTona’s infrastructure.
REVIEW OF OPERATIONS continued
South Africa
AIFR – South Africa
(per million hours worked)
10
11
12
0
5
10
15
20
13.24
15.57
16.69
Number of reportable environmental incidents
– South Africa
10
11
12
0
2
4
6
8
10
12
10
12
10
Productivity – South Africa
(oz/TEC)
10
11
12
0
1
2
3
4
5
6
4.19
5.85
5.63
Production – South Africa
(000oz)
10
11
12
0
500
1,000
1,500
2,000
1,212
1,447*
1,624
1,785
Total cash costs – South Africa
($/oz)
10
11
12
0
100
200
300
400
500
600
700
800
900
873
694
598
KEY PERFORMANCE INDICATORS
* Total production lost during the year as a result of the strike and the ramp-up to full production is estimated at 235,000oz.

{

PERFORMANCE
South Africa – key statistics
Units
2012
2011
2010
Operation
Tonnes treated/milled
Mt
22.3
16.4
17.0
Pay limit
oz/t
0.40
0.54
0.53
g/t                    12.41
11.98
12.02
Recovered grade
oz/t
0.219
0.232
0.212
g/t
7.50
7.95
7.28
Gold production
000oz
1,212
1,624
1,785
Total cash costs
$/oz
873
694
598
Total production costs
$/oz
1,097
910
809
Capital expenditure
$m
583
532
424
Productivity
oz/TEC
4.19
5.85
5.63
Safety
Number of fatalities
11
9
10
AIFR
per million hours worked
13.24
15.57
16.69
People
Average no of employees: Total
34,186
32,082
35,660
Permanent employees
29,740
28,176
31,723
Contractors
4,446
3,906
3,937
Environment
Total water consumption
ML
23,833
18,821
20,896
Total water usage intensity
kL/oz
19.66
11.60
11.70
Total energy usage
million GJ
11.64
11.68
12.37
Total energy intensity
GJ/oz
9.59
7.19
6.93
Total greenhouse gas (GHG) emissions
000tCO
2
e
3,132
3,079
3,419
Total GHG emissions/oz
tCO
2
e/oz
2.58
1.90
1.92
Cyanide
(1)
used
t
6,129
3,913
4,575
No. of reportable environmental incidents
10
12
10
Rehabilitation liabilities: Total
$m
148.8
154.8
184.4
Restoration
$m
43.7
73.7
90.6
Decommissioning
$m
105.1
81.1
93.8
Community
No. of reportable community incidents
2
–
–
Community expenditure
(2)
$000
7,700
3,670
3,242
Payments to government
$m
251
313
199
Dividends
$m
–
–
–
Taxation
$m
81
102
38
Withholding tax (royalties, etc)
$m
29
71
35
Other indirect taxes and duties
$m
1
–
–
Employee taxes and other contributions
$m
131
132
117
Property tax
$m
3
3
3
Other (includes skills development)
$m
6
5
6
(1)
International Cyanide Code compliance – certiﬁcation date: The South Africa operations were certiﬁed in 2007, and recertiﬁed in 2010.
(2)
Includes corporate social investment expenditure

2012 ANNUAL INTEGRATED REPORT

}
REVIEW OF OPERATIONS continued
South Africa
Performance in the South Africa Region in 2012
Safety and health
Regrettably, there were 11 fatalities in 2012 (2011: 9). The number of fatalities remains of serious concern to the company. TauTona achieved 4 million fall-of-ground fatality free shifts in November and Kopanang achieved 1 million fatality free shifts in December, both notable achievements. For the region as a whole, an all injury frequency rate of 13.24 per million hours worked was reported as compared to 15.57 in 2011.
Production
The South Africa Region milled 22.3Mt of ore in 2012, up by 36% on the previous year, primarily due to the acquisition of Mine Waste Solutions, effective 20 July 2012. The Vaal River operations accounted for
582,000oz (48%) of the South Africa Region’s production and the West Wits operations for 631,000oz
(52%). Combined, this was equivalent to 31% of group production. In addition, the Vaal River operations produced 1.21Mlb of uranium as a by-product.
Total cash costs for the South Africa region were $873/oz, compared with $694/oz in 2011. Mponeng, with a cash cost of $639/oz, was the lowest cost producer in the region with Great Noligwa, which is approaching the end of its operating life, being the highest at $1,226/oz. Cost increases were largely inﬂuenced by reduced production, and higher wages and input prices (energy and fuel). The primary cost components in
2012 were: labour $363/oz; consumables $253/oz; services $68/oz; and other inputs $189/oz.
The operating environment in South Africa remained challenging, with safety-related stoppages continuing to be disruptive, especially in the ﬁrst half of the year. An industry-wide strike which started in the third quarter and continued into the fourth quarter, halted all mines and plants in South Africa for about six weeks. The total loss of production as a result of the strike and the slow ramp-up to full production, necessitated by geotechnical concerns resulting from the stoppage, was about 235,000oz. Seismic activity at the West Wits operations was also problematic and geological limitations, coupled with lower mining grades at the Vaal
River operations and above-inﬂation cost pressure, presented an ongoing challenge.
Capital expenditure
Capital expenditure in the South Africa Region totalled $583m, an increase of 9.6% on the $532m spent in
2011. The bulk of this was spent at Mponeng ($194m), Moab Khotsong ($159m), Kopanang ($93m) and
TauTona ($73m). This brings total capital expenditure in the region over the past ﬁve years to $2.27bn.
People
The South Africa operations employed an average of 34,186 people during the year (2011: 32,082), of whom
4,446 (13%) were contractors and 29,740 (87%) permanent employees. This was equivalent to 52% of the group’s total workforce. Productivity per employee for the year was 4.19oz/TEC (2011: 5.85oz/TEC) – the lowest in the group – a function of work stoppages, decreasing grades and the increasing labour intensity of deep level underground mining operations in South Africa.
Roll-out of the Simunye safety and productivity training programme, which began in May 2011, continued.
Simunye, which was designed for production crews and supervisors, aims to promote cohesive team work in support of business objectives. By year-end, 67% of all stoping crews and 5% of all development crews in the region had received Simunye team training. Crew performance is monitored continuously to determine the efﬁcacy of the programme. Indications are that the Simunye programme has resulted in improved safety performance, face advancement, volumes mined and sweepings.

{

PERFORMANCE
Performance in the South Africa Region in 2012
Communities
AngloGold Ashanti continues to meet the targets set in its Social and Labour Plans (SLPs). The region has developed a framework to address the socio-economic focus areas within and outside of the business over a three-year period. This involves partnerships with government as well as with social and industry stakeholders to address economic gaps created as the operations mature and production declines. Good progress was made with the group’s housing and accommodation programme – $10m was invested on this in 2012, and conversion of all housing units to single or family accommodation is expected to be completed in 2013.
Environment
The reduction in reportable environmental incidents in 2010 and 2011 was maintained in 2012, with most of these incidents in 2012 taking place at the newly acquired MWS operations. Since taking ownership of MWS in July 2012, considerable resources have been dedicated to ensuring this long-life asset meets AngloGold
Ashanti’s rigorous environmental operating standards. The potential for inter-mine ﬂooding and water legacy issues continued to be environmental challenges.
Similarly, access to land and land use are of critical importance, for exploration and mining as well as ancillary infrastructure. The issue of biodiversity has also become increasingly prominent.
Mineral Resource
and Ore Reserve
At 31 December 2012, AngloGold Ashanti had a total attributable Mineral Resource (inclusive of the Ore
Reserve) in South Africa of 98.60Moz (2011: 97.63Moz) and a total attributable Ore Reserve of 31.56Moz
(2011: 32.43Moz), equivalent to 41% and 43% respectively of the group’s Mineral Resource and Ore Reserve.
Growth
Notable progress was made with the Mponeng deepening below 120 level project, which will extend
Mponeng’s life of mine. The ﬁrst phase of this project, which accesses the VCR, is on track to begin production in April 2014. Phase 2, which will access the CLR below the 120 level, was approved by the
AngloGold Ashanti board in March 2012. Infrastructure development is under way with production from the second phase scheduled to begin in 2016.
The Moab Khotsong business plan, without growth projects, is expected to produce some 3Moz of gold until 2023. Zaaiplaats will provide an additional approximately 4.8Moz, extending the mine’s life and serving as a gateway for opportunities beyond the initial target block. Phase 1 of the Zaaiplaats project, approved in July 2010 and currently in implementation, is dedicated to establishing the infrastructure for Phase 2, which will create a drilling platform to increase geological conﬁdence within the greater Zaaiplaats orebody while providing some initial gold production. Phase 2 will realise approximately 558,000oz of gold. Phase
3 is currently in prefeasibility study phase. A full feasibility study, to begin in the ﬁrst quarter of 2013 and to run for about a year, includes various options of accessing the orebody through either Moab Khotsong or
Kopanang, while accessing other mining blocks adjacent and contiguous to Project Zaaiplaats.
Outlook*
In 2013, production is expected to be between 1.331Moz and 1.429Moz at a total cash cost of between
$777/oz and $805/oz. Capital expenditure of around $506m is planned, mainly on projects at Mponeng and Moab Khotsong.
The current two-year wage agreement expires in June 2013 and, following the recent strike, new wage negotiations have been brought forward and are expected to begin in May 2013. Given that there is a new and signiﬁcant union in place, the Associated Miners and Construction Union (AMCU), AngloGold
Ashanti expects a challenging set of negotiations. AngloGold Ashanti has committed to working with all representatives and employee associations to build relationships.
*
AngloGold Ashanti may not be able to reach these targets. Refer to the “Forward-looking statements” on page 1 of this report, to the section entitled “Understanding and mitigating our risks” on page 24 of this report, and to the document entitled “Risk factors related to AngloGold
Ashanti’s suite of 2012 reports”, which is available on AngloGold Ashanti’s online corporate report website, www.aga-reports.com.

2012 ANNUAL INTEGRATED REPORT

}
REGIONAL PROFILE
There are eight mining operations in ﬁve countries in our
Continental Africa Region.
Ghana
In Ghana, AngloGold Ashanti currently has two wholly owned
and managed operations, Obuasi and Iduapriem. They were
acquired following a merger between the former AngloGold
Limited of South Africa and Ashanti Goldﬁelds Company
Limited of Ghana in 2004.
•
The Iduapriem mine comprises the Iduapriem and Teberebie
properties in a 110km
2
concession. Iduapriem is located
in the Western Region of Ghana, some 70km north of the
coastal city of Takoradi and 10km southwest of the Tarkwa
mine. Iduapriem is an open-pit mine and its processing
facilities include a carbon-in-pulp (CIP) plant.
•
Obuasi is located in the Ashanti Region of Ghana,
approximately 60km south of Kumasi. Mining operations are
primarily underground, to a depth of 1.5km. Some surface
mining in the form of open-pit and tailings reclamation occurs.
Obuasi currently treats sulphide ores from underground at
the south plant, following the decommissioning of the tailings treatment plant in October 2010. The south plant also treats sulphide tailings and has a monthly capacity of 360,000t.
REVIEW OF OPERATIONS
Continental Africa
1
3
2
5
4
Richard Duffy
Executive Vice President
Continental Africa Region
Attributable
gold
production
(000oz)
Average
number of
employees
OPERATIONS
1
Ghana
Iduapriem
180
1,549
Obuasi
280
5,373
2
Guinea
Siguiri
247
3,643
3
Mali
Morila
81
319
Sadiola
100
783
Yatela
29
407
4
Namibia
Navachab
74
953
5
Tanzania
Geita
531
3,594

{

PERFORMANCE
Guinea
Siguiri, a multiple open-pit oxide gold mine, is AngloGold
Ashanti’s sole operation in the Republic of Guinea. AngloGold
Ashanti holds an 85% interest in Siguiri with the remaining
interest held by the Government of Guinea.
•
Siguiri mine covers a concession area of 1,500km2 in the
relatively remote district of Siguiri, around 850km northeast of the country’s capital Conakry. The area, which has
signiﬁcant potential for gold mining, has long been an area of traditional artisanal mining. Local economic activity is closely connected to gold mining. Conventional mining is undertaken
by contractors in multiple open-pits using conventional
techniques. On surface, Siguiri’s gold processing plant treats about 30,000t daily.
Mali
AngloGold Ashanti currently has interests in three gold mining operations in southern and southwestern Mali:
•
Morila is a joint venture between AngloGold Ashanti and
Randgold Resources (which manages the mine) in which
each has a 40% interest. The Government of Mali owns
the remaining 20%. Morila is situated 180km southeast of
Bamako, the capital of Mali. The operation treats low-grade
stockpiles while the plant, which incorporates a conventional carbon-in-leach process with an up-front gravity section to
extract the free gold, has an annual throughput capacity of
4.3Mt. With the depletion of the orebody and the conclusion
of mining in 2009, operations here currently involve
processing of the remaining stockpile which stood at 5Mt
(marginal ore and marginal waste) as at year-end.
•
Sadiola is a joint venture between AngloGold Ashanti (41%)
and IAMGOLD (41%). The Government of Mali owns the
remaining 18%. The Sadiola mine is situated in southwestern
Mali, some 77km south-southwest of the regional capital
Kayes. Mining activities take place in ﬁve open-pits. On-site surface infrastructure includes a 4.9Mt per annum carbon-in-
leach (CIL) gold plant where the ore is eluted and smelted.
Sadiola’s future lies in the expansion of the Sadiola main pit and a new plant.
•
Yatela is 80% owned by the Sadiola Exploration Company
Limited, a joint venture between AngloGold Ashanti and
IAMGOLD, giving each a 40% stake. The balance of 20%
is owned by the Government of Mali. Yatela is situated
in southwestern Mali, some 25km north of Sadiola and
approximately 50km south-southwest of the regional capital
Kayes. Ore extraction has been conducted from a number
of pits, in which mining in most of these pits has been
completed. For the remaining life of the mine, the focus will be on a ﬁnal cutback in the Yatela Main pit as well as a new pit north of the Yatela Main pit. The ore mined is treated on heap-leach pads together with carbon loading. The carbon
is then transported to Sadiola for elution and smelting.
Namibia
AngloGold has one wholly owned mining operation, Navachab,
in Namibia.
•
The Navachab gold mine is situated near the town of Karibib
some 170km northwest of the capital Windhoek and 171km
inland of the town of Swakopmund on the southwest coast
of Africa. Navachab, which began operations in 1989, is an
open-pit mine with a 120,000t per month processing plant
consisting of crushing, milling, carbon-in-pulp (CIP) and
electro-winning facilities.
Tanzania
AngloGold Ashanti has one wholly owned operation in Tanzania,
Geita, the largest single gold mining operation within the group.
•
Geita is located in northwestern Tanzania, in the Lake
Victoria goldﬁelds of the Mwanza Region, about 120km
from Mwanza and 4km west of the town of Geita. The Geita
gold deposit is mined as a multiple open-pit operation with
underground potential and is currently serviced by a 5.2Mt
per annum CIL processing plant. While Geita generates its
own power, the operation of its power generating facility is outsourced, and fuel is delivered by road.
Exploration
AngloGold Ashanti also has an active greenﬁeld exploration
programme, principally in the DRC, focused on the Mongbwalu
concession and Kibali, a joint venture with Randgold Resources and the DRC government. Refer to page 64 for more information on the programme in Continental Africa. This is in addition
to brownﬁeld exploration conducted at and around existing
operations. See page 67.

2012 ANNUAL INTEGRATED REPORT

}
REVIEW OF OPERATIONS continued
Continental Africa
Total cash costs – Continental Africa
($/oz)
10
11
12
0
200
400
600
800
1,000
905
765
712
Productivity – Continental Africa
(oz/TEC)
10
11
12
0
2
4
6
8
10
12
10.97
11.41
11.24
Production – Continental Africa
(000oz)
10
11
12
0
500
1,000
1,500
2,000
1,521
1,570
1,492
Number of reportable environmental incidents
– Continental Africa
10
11
12
0
5
10
15
20
5
14
16
KEY PERFORMANCE INDICATORS
AIFR – Continental Africa
(per million hours worked)
10
11
12
0
1
2
3
4
5
6
2.26
3.03
5.26

{

PERFORMANCE
Continental Africa – key statistics
Units
2012
2011
2010
Operation
Tonnes treated/milled
Mt
27.8
26.3
25.7
Pay limit
oz/t
0.041
0.036
0.040
g/t                    1.273
1.235
1.371
Recovered grade
oz/t
0.055
0.055
0.052
g/t
1.70
1.87
1.79
Gold production
000oz
1,521
1,570
1,492
Total cash costs
$/oz
905
765
712
Total production costs
$/oz
1,111
987
867
Capital expenditure
$m
790
420
234
Productivity
oz/TEC
10.97
11.41
11.24
Safety
Number of fatalities
5
3
5
AIFR
per million hours worked
2.26
3.03
5.26
People
Average no of employees: Total
16,621
16,539
15,761
Permanent employees
10,014
9,783
9,684
Contractors
6,607
6,756
6,077
Environment
Total water consumption
ML
24,875
27,114
24,432
Total water usage intensity
kL/oz
14.88
15.66
14.34
Total energy usage
million GJ
12.13
11.51
11.30
Total energy intensity
GJ/oz
7.25
6.65
6.63
Total greenhouse gas (GHG) emissions
000tCO
2
e
978
938
950
Total GHG emissions/oz
tCO
2
e/oz
0.59
0.54
0.56
Cyanide* used
t
14,065
14,219
12,797
No. of reportable environmental incidents
5
14
16
Rehabilitation liabilities: Total
$m
427.5
364.3
231.2
Restoration
$m
275.1
238.5
137.5
Decommissioning
$m
152.4
125.8
93.6
Community
Community expenditure
$000
13,341
13,502
8,047
Payments to government
$m
550
482
398
Dividends
$m
49
68
83
Taxation
$m
239
191
112
Withholding tax (royalties, etc)
$m
149
128
80
Other indirect taxes and duties
$m
38
26
36
Employee taxes and other contributions
$m
59
54
52
Property tax
$m
6
4
19
Other (includes skills development and
export taxes)
$m
10
11
16
* Cyanide Code compliance: Sadiola and Yatela were certiﬁed in 2009. Navachab and Siguiri were certiﬁed in 2010.

2012 ANNUAL INTEGRATED REPORT

}
Performance in Continental Africa in 2012
Safety
Regrettably, ﬁve people lost their lives in occupational accidents during 2012 (2011: 3), at Obuasi (2) and
Iduapriem (1) in Ghana, at Geita (1) in Tanzania and at Mongbwalu (1) in the DRC. The all injury frequency rate for the region improved to 2.26 per million hours worked in 2012 from 3.03 in 2011. Full investigations into the fatal accidents have been conducted and the necessary steps taken to mitigate their re-occurrence.
Production
Combined gold production from these operations decreased to 1.52Moz in 2012 (2011: 1.57Moz), equivalent to 39% of group production. The most signiﬁcant contributors to the region’s production were Geita (35%),
Obuasi (18%), Siguiri (16%) and Iduapriem (12%).
Total cash costs rose by 18% to $905/oz, (2011: $765/oz), largely as a result of poor performance at Obuasi, where the development contractor was replaced during the fourth quarter; and rising costs at Sadiola, where recoveries have suffered as mining moves from oxide to sulphide ore.
Capital expenditure
Total capital expenditure for the region was $790m (2011: $420m), an increase of 88%. The bulk of this was spent at Obuasi ($185m) and Kibali ($263m).
People
The region employed an average of 16,621 people in 2012 (2011: 16,539 people) made up of 10,014 (60%)
permanent employees and 6,607 (40%) contractors. The average level of productivity for the region was
10.97oz/TEC, with productivity the highest at Morila (35.72oz/TEC) and Geita (19.20oz/TEC) mines.
One of the consequences of the potential instability in Mali was its effect on employee morale: staff worked under difﬁcult conditions in addition to being concerned for their families who were evacuated from site. These conditions continue to have an impact on the workforce and our ability to attract and retain appropriate skills.
Communities
Among the critical concerns in the region are social issues arising from heightened community expectations and artisanal and small-scale mining (ASM), as well as security incidents.
The Ajopa resettlement programme at Iduapriem in Ghana has been approved by the Environmental
Protection Agency, and has since been followed by a risk workshop to ensure a successful outcome for all stakeholders and the community in particular.
Environment
One of the most signiﬁcant challenges in this region in recent years has been the management of water, particularly in respect of legacy issues. The completion of a new tailings dam at Iduapriem and commissioning of two water treatment plants at Obuasi in Ghana has signiﬁcantly improved water management, and enabled the mine to comply with permitting frameworks.
Mineral Resource
and Ore Reserve
The total attributable Mineral Resource (inclusive of the Ore Reserve) associated with the mining operations in Continental Africa totalled 73.01Moz at year-end (2011: 76.50Moz), with an attributable Ore Reserve of
27.59Moz (2011: 28.02Moz). This amounts to 30% of the group’s Mineral Resource and 37% of its Ore Reserve.
Growth
The immediate growth in the Continental Africa region is from the 45% interest in the Kibali joint venture which is in development and is forecast to pour gold in early 2014. In the case of Obuasi, investigations have begun into a new surface decline down to the 50 level to access Obuasi Deeps. Open-pit mining has already started at the Sibi pit. Again some economies of scale are expected from the use of the existing tailings storage facility (TSF), which is stable and has adequate capacity up to 2018.
The Sadiola Sulphide Project (SSP) was delayed by military action in Mali during the year. Critical to its progress was the conclusion of a power purchase agreement in November. The SSP will provide the operation with access to deeper more conformable sulphide material and will also absorb some skills and expertise from the Yatela operation, as it reaches the end of its life.
Outlook*
In 2013, production is expected to be between 1.375Moz and 1.476Moz at a total cash cost of between
$911/oz and $945/oz. Capital expenditure of around $722m is planned, mainly on capital expansion projects.
*
AngloGold Ashanti may not be able to reach these targets. Refer to the “Forward-looking statements” on page 1 of this report, to the section entitled “Understanding and mitigating our risks” on page 24 of this report, and to the document entitled “Risk factors related to AngloGold
Ashanti’s suite of 2012 reports”, which is available on AngloGold Ashanti’s online corporate report website, www.aga-reports.com.
REVIEW OF OPERATIONS continued
Continental Africa

{

PERFORMANCE
REGIONAL PROFILE
AngloGold Ashanti’s Australasian assets comprise the wholly owned Sunrise Dam and the 70% owned Tropicana Gold Project (see
Project section of this report) which was under construction during 2012.
•
Sunrise Dam is located in the northern goldﬁelds of Western Australia, 220km northeast of Kalgoorlie and 55km south of Laverton. The mine will transition from a combined open pit and underground operation to solely underground mining during 2013. Mining is conducted by contractors and the ore is treated in a conventional gravity and carbon-in-leach (CIL) processing plant, which is owner-managed.
REVIEW OF OPERATIONS
Australasia
Graham Ehm
Executive Vice President
Australasia Region
1
Gold
production
(000oz)
Average
number of
employees
OPERATIONS
1
Australia
Sunrise Dam
258
494
Productivity – Australasia
(oz/TEC)
10
11
12
0
20
40
60
80
100
43.46
38.93
66.77
KEY PERFORMANCE INDICATORS
AIFR – Australasia
(per million hours worked)
10
11
12
0
5
10
15
20
6.33
18.11
13.10
Production – Australasia
(000oz)
10
11
12
0
50
100
150
200
250
300
350
400
258
246
396
Total cash costs – Australasia
($/oz)
10
11
12
0
300
600
900
1,200
1,500
1,211
1,431
982
Number of reportable environmental incidents
– Australasia
10
11
12
0
1
2
1
1
0

2012 ANNUAL INTEGRATED REPORT

}
Australasia – key statistics
Units
2012
2011
2010
Operation
Tonnes treated/milled
Mt
3.4
3.6
3.6
Pay limit
oz/t
0.08
0.10
0.14
g/t                      2.42
3.00
4.32
Recovered grade
oz/t
0.070
0.063
0.099
g/t                     2.39
2.16
3.40
Gold production
000oz
258
246
396
Total cash costs
$/oz
1,211
1,431
982
Total production costs
$/oz
1,347
1,622
1,065
Capital expenditure
$m
355
102
40
Productivity
oz/TEC
43.46
38.93
66.77
Safety
Number of fatalities
–
–
–
AIFR
per million hours worked
6.33
18.11
13.10
People
Average no of employees: Total
494
509
494
Permanent employees
110
101
93
Contractors
384
408
401
Environment
Total water consumption
ML
3,104
4,059
3,485
Total water usage intensity
kL/oz
12.05
16.48
8.8
Total energy usage
million GJ
1.35
1.21
1.28
Total energy intensity
GJ/oz
5.24
4.90
3.23
Total greenhouse gas (GHG) emissions
000tCO
2
e
87
93
153
Total GHG emissions/oz
tCO
2
e/oz
0.34
0.38
0.39
Cyanide* used
t
1,331
1,379
1,444
No. of reportable environmental incidents
1
1
–
Rehabilitation liabilities: Total
$m
61.5
42.0
38.2
Restoration
$m
26.8
27.8
28.2
Decommissioning
$m
34.7
14.2
10.0
Community
Community expenditure
$000
464
276
456
Payments to government
$m
88
122
28
Dividends
$m
–
–
–
Taxation
$m
47
81
(2)
Withholding tax (royalties, etc)
$m
11
10
12
Other indirect taxes and duties
$m
–
–
–
Employee taxes and other contributions
$m
30
31
18
Property tax
$m
–
–
–
Other
$m
–
–
–
* International Cyanide Code compliance: Sunrise Dam was certiﬁed in 2007 and recertiﬁed in 2010.
REVIEW OF OPERATIONS continued
Australasia

{

PERFORMANCE
Performance in the Australasia Region in 2012
Safety and
health
Safety performance continued to be an area of focus with no fatalities reported. The AIFR improved to 6.33 per million hours worked (2011:18.11).
Production
Production from Australasia rose by 5% to 258,000oz in 2012 as operations at Sunrise Dam recovered from ﬂood-
related disruption (excessive rainfall, pit ﬂooding and pit-wall failure) the previous year. Total cash costs decreased by 15% to $1,211/oz (2011: $1,431/oz) as volumes rose. This represents a decrease of 16% in local currency to
A$1,171/oz (2011:A$1,386/oz). An insurance payout of A$30 million related to the 2011 pit wall failure was offset against cash costs in 2012. Cash costs during the year were also positively impacted by improved grades from the
North Wall Cutback area of the pit. The region contributed 6% to group production in 2012.
Capital
expenditure
Total capital expenditure at Sunrise Dam was $35m. This was spent on ore reserve development and improvements to underground dewatering capacity. This amount excludes expenditure at Tropicana of $315m.
People
A total of 494 people (2011: 509 people), 110 (22%) permanent employees and 384 contractors (78%)
were employed at Sunrise Dam in 2012. Productivity continued to be high, reporting 43.46oz/TEC in 2012
(2011: 38.93oz/TEC), the highest level in the group.
Skills shortages remain an area of concern in the region and are a driver of high employee turnover and costs. Efforts have been made to extend employment to local indigenous people and the community engagement team works closely with the human resources department to generate training and employment opportunities, address employee retention, mentor and support, and to provide supervision and leadership. The frontline supervisor programme now incorporates a module on skills sets for the supervision of indigenous employees. A further outreach education programme has been developed to help indigenous peoples’ families adjust to their lifestyles changes.
Communities
A community engagement team was established during the year to build capacity among local suppliers and generate more local employment initiatives. A review of the supply chain process and local small and medium enterprises (SME) programmes is progressing. These enterprises will be provided with a toolkit to help them engage with the company. Contract implementation is a particular area of focus for local entrepreneurs.
Environment
Energy is becoming a challenging global factor and Sunrise Dam is participating in a regional plan to integrate renewable energy sources such as gas, wind, solar thermal, biomass and solar panels, so reducing its reliance on non-renewable energy and lessening AngloGold Ashanti’s carbon footprint. Australia has taken a ﬁrm stance on environmental legislation and has imposed stricter emission limits and carbon pricing mechanisms. The Clean
Energy Future Scheme, which came into effect from July 2012, introduced a carbon pricing scheme to regulate carbon emissions. AngloGold Ashanti will be required to pay A$23/t of CO2 generated. This is due to increase by A$2.5/t annually until 2015, from when it will be controlled by a market trading scheme. AngloGold Ashanti is actively engaging with the Australian government on the balancing of proﬁtable business practices with responsible environmental strategies to overcome these adverse factors.
Mineral
Resource
and Ore
Reserve
At the end of 2012, the total attributable Mineral Resource (inclusive of the Ore Reserve) for the Australasia Region was 8.34Moz (2011: 7.45Moz) and the attributable Ore Reserve, 3.91Moz (2011: 4.26Moz). This makes up around
3% and 5% of the group’s Mineral Resource and Ore Reserve respectively. The Mineral Resource for Tropicana grew by 1Moz at year end to 5.52Moz.
Growth
Attributable production for the region will increase to an annualised rate of more than 600,000 oz by the end of 2013 as Tropicana comes on stream. Mining of the Crown Pillar from the base of the Sunrise Dam pit will contribute high-
grade ore to mill feed as the operation focuses on lifting underground ore production rates over 2Mtpa. Brownﬁelds drilling at Sunrise Dam is targeting extensions to the Vogue discovery located below the currently mined Cosmo and adjacent Dolly underground domains. Vogue remains open along strike and at depth and offers an opportunity for either extensive bulk or selective mining close to existing underground mine infrastructure. At Tropicana a prefeasibility study to examine the potential open pit and underground development options at Havana Deeps is expected to be completed in the second half of 2013. At this time the Ore Reserve for the mine will be updated.
Outlook*
In 2013, attributable production is expected to be between 0.417Moz and 0.447Moz at a total cash cost of between
$949/oz and $984/oz. Capital expenditure of around $320m is planned.
*
AngloGold Ashanti may not be able to reach these targets. Refer to the “Forward-looking statements” on page 1 of this report, to the section entitled “Understanding and mitigating our risks” on page 24 of this report, and to the document entitled “Risk factors related to AngloGold
Ashanti’s suite of 2012 reports”, which is available on AngloGold Ashanti’s online corporate report website, www.aga-reports.com.

2012 ANNUAL INTEGRATED REPORT

}
REGIONAL PROFILE
The Americas Region is an important growth area for
AngloGold Ashanti, with operations in Argentina, in Brazil, and in the United States.
Argentina
•
AngloGold Ashanti has a 92.5% stake in Cerro Vanguardia,
the company’s sole operation in Argentina, with Fomicruz
(the province of Santa Cruz) owning the remaining 7.5%.
Located to the northwest of Puerto San Julián in the province of Santa Cruz, Cerro Vanguardia consists of multiple small
open-pits with high stripping ratios. Shallow underground
mining began in 2010 to access high-grade material and
accounts for about 19% of current production. The orebodies
comprise a series of hydrothermal vein deposits containing
gold and large quantities of silver, produced as a by-product.
The metallurgical plant has a daily capacity of 3,000t and
includes a cyanide recovery facility.
Brazil
•
AngloGold Ashanti Córrego do Sítio Mineração (AGA
Mineração) comprises two operational units, namely the
Cuiabá and the Córrego do Sítio complexes. The Cuiabá
complex includes the Cuiabá and Lamego mines and the
Cuiabá and Queiroz plants.
In operation for 26 years, the Cuiabá complex is principally a cut-and-ﬁll mine accessed by ramp and shaft. Lamego is a
new underground mine that exploits sulphide ore. Ore from
the Cuiabá and Lamego mines is processed in the gold plant
at the Cuiabá complex. The concentrate produced is then
transported 15km by aerial ropeway to the Queiroz plant
where milling, ﬂotation, roasting, leaching, precipitation and reﬁning occur. Total annual capacity of the complete circuit is
1.7Mt and recoveries of 93% are achieved.
The Córrego do Sítio operation comprises one surface (oxide)
and two underground (sulphide) mines, as well as a heap
leach pad and sulphide plant. The latter, originally acquired from Eldorado late in 2008, was refurbished and brought into operation in January 2012.
REVIEW OF OPERATIONS
Americas
1
2
2
3
Attributable
gold
production
(000oz)
Average
number of
employees
(100% basis)
OPERATIONS
1
Argentina
Cerro Vanguardia
219
1,884
2
Brazil
AGA Mineração
388
4,239
Serra Grande
98
1,081
3
United States
Cripple Creek & Victor
247
692
Ron Largent
Executive Vice President,
Americas Region

{

PERFORMANCE
•
Serra Grande is located in central Brazil, in the state of Goiás, about 5km from the city of Crixás. Serra Grande comprises
three mechanised underground mines: Mina III, Mina Nova
(which includes the Pequizão orebody) and Palmeiras – and
an open-pit on the outcrop of the Mina III orebody. One
dedicated metallurgical plant treats all ore mined. Annual
capacity of the processing circuit, which has grinding,
leaching, ﬁltration, precipitation and smelting facilities, is
1.15Mt. During the year, AngloGold Ashanti increased its
holding in Serra Grande from 50% to 100%.
United States
•
AngloGold Ashanti holds a 100% interest in Cripple
Creek & Victor (CC&V) Gold Mining Company’s Cresson
mine, located in the state of Colorado. A surface mining
operation provides ore to a crusher and valley leach facility, one of the largest in the world. Production from the mine
life extension (MLE1) project, which involved expanding
capacity at the heap-leach pad, began in 2011 and is
expected to continue until 2016 at current mining rates.
A further life extension and production expansion project
(MLE2) was approved in 2012 and production is expected
to increase to more than 375,000oz from 2015.
Exploration projects
Two advanced exploration projects currently underway
in Colombia are Gramalote and La Colosa projects – see
pages 61 – 62 for further details.
Extensive exploration activities are being conducted in the
region by either AngloGold Ashanti teams or together with joint venture partners, in Canada, Brazil and Argentina. See page 64 for further details.
KEY PERFORMANCE INDICATORS
AIFR – Americas
(per million hours worked)
10
11
12
0
1
2
3
4
5
6
7
8
4.34
6.33
5.66
Production – Americas
(000oz)
10
11
12
0
200
400
600
800
1,000
953
891
842
Total cash costs – Americas
($/oz)
10
11
12
0
100
200
300
400
500
600
700
683
528
432
Productivity – Americas
(oz/TEC)
10
11
12
0
5
10
15
20
25
30
17.47
20.70
22.44
Number of reportable environmental incidents
– Americas
10
11
12
0
1
2
0
0
1

2012 ANNUAL INTEGRATED REPORT

}
REVIEW OF OPERATIONS continued
Americas
Americas – key statistics
Units
2012
2011
2010
Operation
Tonnes treated/milled
Mt
25.7
23.6
23.8
Pay limit
oz/t
0.024
0.026
0.025
g/t                    0.822
0.891
0.843
Recovered grade
oz/t
0.034
0.034
0.034
g/t
1.16
1.15
1.17
Gold production (attributable)
000oz
953
891
842
Total cash costs
$/oz
683
528
432
Total production costs
$/oz
921
765
615
Capital expenditure (100%)
$m
390
456
311
Productivity
oz/TEC
17.47
20.70
22.44
Safety
Number of fatalities
1
2
–
AIFR
per million hours worked
4.34
6.33
5.66
People
Average no of employees: Total (100% basis)
7,896
7,389
6,582
Permanent employees
5,509
5,273
4,737
Contractors
2,387
2,116
1,845
Environment
Total water consumption
ML
7,456
6,750
5,817
Total water usage intensity
kL/oz
7.45
6.92
6.22
Total energy usage
million GJ
5.89
5.25
4.69
Total energy intensity
GJ/oz
5.88
5.39
5.02
Total greenhouse gas (GHG) emissions
000tCO
2
e
389
348
314
Total GHG emissions/oz
tCO
2
e/oz
0.39
0.36
0.34
Cyanide* used
t
5,807
4,795
4,531
No. of reportable environmental incidents
–
–
1
Rehabilitation liabilities: Total
$m
249.5
230.3
135.2
Restoration
$m
211.9
192.3
102.6
Decommissioning
$m
37.6
38.0
32.6
Community
Community expenditure
$000
5,148
4,939
5,480
Payments to government
$m
356
302
219
Dividends
$m
10
7
6
Taxation
$m
146
121
77
Withholding tax (royalties, etc)
$m
44
33
24
Other indirect taxes and duties
$m
10
11
6
Employee taxes and other contributions
$m
94
83
68
Property tax
$m
3
3
3
Other (includes export taxes)
$m
49
44
35
* International Cyanide Code compliance: CC&V was certiﬁed in 2007 and recertiﬁed in 2010; Córrego do Sítio and Queiroz (AGA Mineraçâo) and Serra
Grande were certiﬁed in 2009 and recertiﬁed in 2012. Cerro Vanguardia was certiﬁed in 2011.

{

PERFORMANCE
Performance in the Americas Region in 2012
Safety and health
Regrettably, there was a fatal accident at the Cerro Vanguardia mine in January 2012, the ﬁrst fatal accident at this mine since July 2002. The all injury frequency rate for the region improved to 4.34 per million hours worked.
Production
Combined production from the operations in this region increased by 7% to 953,000oz (2011: 891,000oz)
in 2011. These operations now contribute about 24% towards group production (2011: 21%).
The increase in total cash costs was largely a result of inﬂationary effects in all countries, especially
Argentina; lower by-product credits in Argentina and Brazil; higher costs for equipment maintenance and some contract and technical services in Argentina and the United States; and higher labour and operational development costs in Brazil. The Americas Region had the lowest regional cost within AngloGold Ashanti with CC&V ($638/oz) and Cerro Vanguardia($640/oz) being the lowest and third lowest respectively of all group operations.
Capital expenditure
Capital expenditure was largely invested in the implementation of various projects such as the Córrego do
Sítio Sulphide project in Brazil (14%), the MLE/MLE2 projects in the United States (22%), and the heap leaching project in Argentina (5%). Ore Reserve development in Argentina and Brazil (19%), exploration (6%)
and other stay-in-business expenditure (32%) complete the balance of the capital investments in the region.
People
An average of 7,896 people in total were employed in the region during the year, 7% more than the
7,389 people employed in 2011. This number was made up of 5,509 (70%) permanent employees and
2,387 (30%) contractors. This ﬁgure excludes the more than 1,200 people employed in Colombia and at the greenﬁeld operations in the region. The Americas Region employs around 12% of group employees.
Productivity at these operations is relatively high, at 17.47oz/TEC in 2012 (2011: 20.70oz/TEC).
Communities
Social issues arising from heightened community expectations and ASM, as well as ongoing concerns for security in Colombia are areas of concern for this region.
Environment
AGA Mineração won the Environmental Management Award presented by the state of Minas Gerais. Severe drought again had a signiﬁcant impact on production at CC&V during the year. Water management and permitting continued to be a challenge in Colombia.
Mineral Resource
and Ore Reserve
At the end of 2012, the total attributable Mineral Resource (inclusive of Ore Reserve) for the Americas Region, was 61.59Moz (2011: 49.29Moz) and the attributable Ore Reserve, 11.01Moz (2011: 10.89Moz). This makes up around 25% and 15% of the group’s Mineral Resource and Ore Reserve respectively.
Growth
Plans are under way to increase production from the Americas Region. At the Brazilian operations, the
Córregio do Sítio sulphide project at AGA Mineração is scheduled to reach full production in 2013, with optimisation programmes to be introduced at the Cuiabá and Lamego operations. In the United States at
CC&V, following approval of the second mine life extension project, development has begun.
Outlook*
In 2013, production is expected to be between 0.977Moz and 1.048Moz, at a total cash cost of between
$669/oz and $694/oz. Capital expenditure of around $503m is planned, mainly on the implementation of
MLE2 in the United States (35%), ore reserve development in Argentina and Brazil (16%) and other stay-
in-business items.
*
AngloGold Ashanti may not be able to reach these targets. Refer to the “Forward-looking statements” on page 1 of this report, to the section entitled “Understanding and mitigating our risks” on page 24 of this report, and to the document entitled “Risk factors related to AngloGold
Ashanti’s suite of 2012 reports”, which is available on AngloGold Ashanti’s online corporate report website, www.aga-reports.com.

2012 ANNUAL INTEGRATED REPORT

}
REVIEW OF PROJECTS
AngloGold Ashanti’s future relies on projects,
the most advanced of which are located in
Continental Africa, Australasia and the
Americas regions.
2
3
4 5
1
Location of projects
PROJECTS
In addition to the Mponeng Below 120 project, CC&V’s MLE2 extension, and the Zaaiplaats project at Moab Khotsong, other growth projects are:
Continental Africa: Democratic
Republic of the Congo (DRC)
1      Kibali
2      Mongbwalu
Australasia: Australia
3      Tropicana
Americas: Colombia
4      Gramalote
5      La Colosa

{

PERFORMANCE
CONTINENTAL AFRICA:KIBALI, DRC
Description:
The Kibali greenﬁelds project is currently in the development and construction phase, after receiving board approval in May 2012. Pre-development work began in early 2011 and ﬁrst gold production is anticipated in late 2013. The Kibali mine will comprise an integrated open-pit and underground mining operation, feeding a larger 6Mtpa processing plant which will include a full ﬂotation section for treating sulphide ore.
The complex will ultimately be supplied by four hydropower stations supported by thermal power during low rainfall periods and as back-up. The core capital programme is scheduled to run over the next four years. The development and construction of Kibali has been divided into two phases:
•
Phase 1 includes the initial open-pit operations, metallurgical plant, the ﬁrst phase of the tailings storage facility, the ﬁrst of the hydropower stations, the back-up power plant and all shared infrastructure.
•
Phase 2 extends over the entire four-year period, and focuses mainly on the development of the underground mine, including a twin decline and vertical shaft system.
Location:
Kibali lies in the northeastern area of the DRC, adjacent to the town of Doko, a staging point for the project and some 9km from the town of Watsa and 180km by road from Arua, on the Ugandan border.
Ownership structure:
Joint venture between AngloGold Ashanti (45%), Randgold Resources (45%) with Société des Mines d’Or de Kilo-Moto (SOKIMO), a state-owned gold company owning the balance. Randgold Resources is the operator and project manager.
Salient features
Board approval
May 2012
Estimated annual gold production
600,000oz (8.7Moz over mine life)
Estimated life of project
18 years
Average operating cost
$763/oz
Estimated capital expenditure – project
$1,963m over mine life
Metallurgical plant ﬁrst gold pour – oxide
Q1 2014
Metallurgical plant ﬁrst gold pour – sulphide
2014
Kibali – performance in 2012
Safety and health
Lost-time injuries are receiving continued focus with continuous safety training and awareness initiatives in place driving the required high safety standards throughout the project. A transport management plan has been implemented to address vehicle safety, speeding and dust suppression. The Congolese Safety
Ofﬁcers will be utilised to help monitor and enforce vehicle safety.
Malaria incidence remains high, with 2,951 cases reported during the year and for the project to date. The
Malaria Vector Control programme has been updated to include bush clearing and bi-monthly spraying of all accommodation and work sites. A medical outpost facility has been established and is operating at the remote Nzoro camp.
Mining and processing
developments
Financial year 2012 was key in the development of Kibali, and was marked by a signiﬁcant ramp-
up in construction activity. Mining in the open-pit began in July 2012 and the boxcut for the project’s underground twin-decline section is nearing completion. The mill and hydro-turbine manufacture is complete. The development of twin-declines and the sinking of the vertical shaft for the underground mine is tracking behind schedule, while the additional open-cut satellite ore source potential could offset the risk of delays. Two 7MW mills were delivered to the Kibali mine in November 2012 and are expected to be set on their foundations during the ﬁrst quarter of 2013. In parallel with the construction of the metallurgical plant which began in August 2012, construction of the steelwork for the CIL plant and the primary crusher and conveyor facilities is progressing. Additional earthwork capability has been mobilised to address delays in site establishment. Capital expenditure was $265m (45% attributable) during the year and increased signiﬁcantly in the fourth quarter with the start of decline activities and mobilisation of the shaft and metallurgical infrastructure.

2012 ANNUAL INTEGRATED REPORT

}
REVIEW OF PROJECTS continued
Exploration
developments
Grade control drilling programme continued during the year at the KCD deposit, with 91,734m completed.
Drilling results conﬁrmed areas of high grade shoots.
Community
engagement
In order to secure the mining area, a total of 1,208 families were successfully relocated to the Kokiza village during 2012. In total, approximately 1,600 families from eight villages will be relocated to the Kokiza village and resettled in approximately 4,000 company houses which are being built.
Security incidents
While the security situation in the east of the country has not fundamentally affected the project, the security of our people and assets remains of concern and is closely monitored.
Plans and prospects
for the year ahead
It is planned to commission the plant in the latter half of 2013.
Salient features
Board approval
May 2012
Estimated annual gold production
105,000oz (1,05Moz over mine life)
Estimated annual silver production
16,000oz (164,000oz over mine life)
Estimated life of project
10 years
Average operating cost
$1,302/oz
Approved capital expenditure
$345m
Capital expenditure to date
$77m
CONTINENTAL AFRICA:MONGBWALU, DRC
Description:
Preparatory work at this greenﬁeld project has been completed. Belgian mining companies operated on a relatively small scale in the area for about 50 years before leaving in 1961, while SOKIMO began mining in 1966. The venture held 18 mining licences which was reduced to 15 licences totalling 3,784km² after the retrocession to SOKIMO of a total of 1,823km². The Akwé Exploration Licence (399km²) is being transferred to Ashanti Goldﬁelds Kilo (AGK). The initial project will be designed and built with a view to increasing its size as the aggressive regional exploration programme identiﬁes new sources of ore. Further exploration was authorised in early 2013 along with a study to optimise the Mongbwalu project.
Location:
Located in northeastern DRC, near to the town of Bunia and to the southeast of the group’s Kibali joint venture project. The concession area is in the highly prospective Kilo gold belt.
Ownership structure:
Operated by AGK a joint venture between AngloGold Ashanti Limited (86.22%) and SOKIMO, a state-
owned gold mining company.

{

PERFORMANCE
Mongbwalu – performance in 2012
Plans and prospects
for the year ahead
Following board approval, the project was the subject of a technical review, with a view to optimising the plant and mine and improving the project economics.
Key targets for the year ahead include completion of the operation’s camp and continued exploration in
Concession 40.
Safety and health
Safety remains an area of concern and the development of a safety culture is an important area of focus.
Among the initiatives undertaken during the year were: daily toolbox talks; inspections; weekly focus topics; helicopter hoist training; hazard and risk management training; gap analysis of all company and contractor vehicles; intermediate incident investigation programme; vehicle driving training; and a ﬁt-for-
work medical examination process was put in place for all employees and all contractors.
It is with regret that we report the death of a contractor, following a heavy mobile equipment incident.
Indoor residual spraying to combat malaria was started in the camps in July 2012. The Malaria Vector Control programme has been updated to include bush clearing and bi-monthly spraying of all accommodation and work sites, and may be extended to communities within the project target area.
Mining and processing
developments
A new concept study has been initiated and will focus on assessments of the Adidi portal and the potential mining of the Adidi study area; a hydropower study for Concession 40; continued brownﬁeld drilling around the current mine; continued greenﬁeld drilling for the remainder of Concession 40; and the ﬁnancial modelling of Concession 40 options.
Exploration progress
and developments
The drilling programme has conﬁrmed the prospectivity in the region. Several intersections were encountered with gold grades of more than 7g/t and four deposits identiﬁed within two to three kilometres of the proposed mine. Further drilling is required to ascertain the extent of the orebody and the best means of accessing it. Common plant and infrastructure for a second operation could demonstrate the economies of scale which could precipitate a more proﬁtable operation than was originally planned.
A novel development on site has been the application of portable drill rigs, transported across the concession by helicopter. In terms of environmental impact, this is a positive development, reducing the need for access roads and their rehabilitation, while also improving the effectiveness of the drill rigs, with more metres drilled per rig. Given the topography of the area, along with the dense vegetation, this practice has rendered the area far more accessible than conventional methods.
Environmental
performance
A number of environmental milestones were achieved during the year, including approval of the Environmental
Social and Health Impact Assessment (ESHIA) in March 2012; approval of the Environmental Adjustment
Plan (EAP) in March 2012; and development of the Environmental Management Plan for construction and exploration activities. Discussions have also been held with regulators with regard to the transfer of environmental liabilities from previous artisanal mining activities to the state, as well as permit renewals and associated environmental studies.

2012 ANNUAL INTEGRATED REPORT

}
REVIEW OF PROJECTS continued
AUSTRALASIA: TROPICANA, AUSTRALIA
Description:
The Tropicana project is at an advanced stage of construction and development, and remains on track to pour ﬁrst gold in the fourth quarter of 2013. Mining operations will be conducted from open pit mining of the Tropicana and Havanna deposits while surface infrastructure includes a processing plant, accommodation facilities and telecommunications services. The group’s exploration programme in the area is vast, covering 13,500km
2
along a strike length of 600km.
Location:
Situated in the highly prospective Western Australia, the Tropicana project lies some 330km north north-
east of Kalgoorlie and is 200km east of Sunrise Dam.
Ownership structure:
70% owned by AngloGold Ashanti, with the balance held by joint venture partner in the project,
Independence Group NL.
Salient features
Board approval
November 2010
Estimated annual gold production (100%)
330,000oz -350,000oz/a over mine life
Estimated annual production rate (100%)
4.0Mt
Average operating cost
$694/oz (A$710/oz – A$730/oz over mine life)
Estimated capital expenditure
$849m (A$820m – A$845m)
Metallurgical plant ﬁrst gold production
Q4 2013
Estimated life of mine
11+ years
Community
engagement
ASM activities within the project area remain a challenge, but are being managed through dialogue and support from community leaders. AngloGold Ashanti is currently supporting a village-based co-operative for former artisanal miners to supply the mines with building materials such as sand and gravel. If successful, this initiative will be replicated on a larger scale to help artisanal miners to change to safer and more sustainable income-earning activities such as these mine support services, brick making and agricultural activities.
Security incidents
The security situation in the eastern part of the country, while not fundamentally affecting the project, remains of concern and is being closely monitored.
Tropicana – performance in 2012
Safety and health
The project’s construction safety record for the year was excellent with the AIFR further improving to
3.03 per million hours worked in 2012 from 5.55 in 2011. The high lost-time injury frequency rate (LTIFR)
incidence in the production area remains a concern and an area of focus in spite of the improvement for the year, with the LTIFR reducing from 5.31 in 2011 to 1.01 in 2012. Further concerted effort is needed to achieve the group’s long-term safety target of zero occupational injuries. Continuous safety training and awareness initiatives are in place to drive the required high safety standards throughout the project.
Mining and processing
developments
The Tropicana gold project progressed well during 2012, despite external challenges from the competitive construction sector in Western Australia and the pressure this placed on skills. The 220km-long site access road to site was completed in the ﬁrst half of the year, as was the sealing and approval for the airstrip.
This was followed later in the year by completion of the village. The power station contract was awarded, locking in committed costs. The mining contractor was mobilised on site and mining started early in the second half of the year. By the end of the year, all remaining tender contracts had been awarded, all within the capital forecast estimates.

{

PERFORMANCE
Environmental
performance
Considerable effort was made to ensure that the construction of Tropicana maintains high environmental standards as established and committed to in the permitting process. An increase in minor and moderate
(non-reportable) environmental incidents is being addressed. The main cause is aviation fuel spills and measures have been introduced to ensure that incidents of this nature do not recur.
Baseline work in the form of fauna assessments have been completed in preparation for the implementation of the International Cyanide Management Code. Artiﬁcial ponds have been installed to monitor fauna interaction with fresh and saline water, with ﬁrst monitoring scheduled to take place in April 2013.
Plans and prospects
for the year ahead
Commissioning of the project is planned to start towards the middle of 2013.
AMERICAS: GRAMALOTE, COLOMBIA
Description:
This advanced exploration project is expected to be the ﬁrst major gold mine development in Colombia, and the group’s ﬁrst operating gold mine there, establishing our operating credentials in that country.
Location:
110km northeast of Medellin in the municipality of San Roque, in the department of Antioquia.
Ownership structure:
Joint venture between AngloGold Ashanti (51%) and Vancouver-based B2Gold (49%).
Gramalote – performance in 2012
Safety and health
There was a signiﬁcant improvement in safety performance at Gramalote with the implementation of an array of strategies focused on safe work practices. An AIFR was recorded of 5.65 per million hours worked, a dramatic improvement on the AIFR of 16.14 recorded in 2011. The development of occupational health surveillance systems in Colombia was undertaken in the fourth quarter of 2011.
Mining and processing
developments
The project prefeasibility study was concluded in the fourth quarter of 2012. While the results of this work demonstrated the social, environment and technical viability of the project, several identiﬁed optimisations regarding capital and operating aspects of the project remain to be validated. Accordingly, the project team launched an enhanced engineering phase which continues to validate project enhancement opportunities and now envisions the Gramalote project as a 70Mtpa open-pit mine with a 20Mtpa process plant.
Exploration progress
and developments
A total of 23,000m of drilling has been completed. This has focused on geotechnical, condemnation and resource conversion. The Mineral Resource increased from 2.0Moz to 2.6Moz. The exploration potential in the district is likely high, with a large tenement position that has only been explored over less than 10% of its area. CGL is advancing a comprehensive exploration programme led by geophysical and geochemical surveys to assist on deﬁning exploration targets that is expected to conﬁrm the mining district (and project)
estimated endowment.
Environmental
performance
Water use is a primary concern in this mostly agricultural region. Infrastructure location will be optimised to minimise the project’s use of water and reduce impacts on critical water sources. Preliminary investigations demonstrate that there will not be a material impact on agricultural or domestic water. However, the in-country team continues to work on a broad awareness and education campaign to show the beneﬁts of responsible mining, and how impacts are mitigated and compensated for to achieve a net positive impact.
An environmental impact assessment is being developed for submission during 2013.

2012 ANNUAL INTEGRATED REPORT

}
REVIEW OF PROJECTS continued
AMERICAS: LA COLOSA, COLOMBIA
Description:
La Colosa, which lies in steep terrain in Colombia’s central Cordillera region, is the largest greenﬁeld discovery made by AngloGold Ashanti and has an Inferred Mineral Resource of 26.8Moz. The project is at the prefeasibility stage, currently evaluating alternative mining methods, plant locations and related infrastructure. The drilling programme is progressing to deﬁne the size and extent of the Mineral Resource that has not been constrained in the northwest and is partially open at depth.
Location:
14km west of the town of Cajamarca, in the department of Tolima.
Ownership structure:  Exploration rights wholly held by AngloGold Ashanti.
Community
engagement
Much of Gramalote’s support stems from the promise of economic development it will provide for a community where 35% of inhabitants live in poverty and 12% in extreme poverty. About 14% of San
Roque’s inhabitants are unemployed. The project has established a community investment programme which includes supporting existing activities and social infrastructure. Successful negotiations with
153 artisanal miners were ﬁnalised in July 2012, with a formal agreement that involves recruitment of 60%
to the company as well as the setting up of small businesses (assisted by Gramalote) to provide services to the community and potentially to the company. The successful development of Gramalote offers an opportunity for AngloGold Ashanti to establish its project development credentials to the host community and to the broader Colombian population.
Security incidents
There were no security incidents to report during 2012.
Plans and prospects
for the year ahead
The focus in 2013 will be to advance the project in line with its development plan, concluding advanced technical studies and the environmental impact assessment submission in the second quarter of 2013.
This will be followed by the start of the project feasibility study in the third quarter of the year.
La Colosa – performance in 2012
Safety and health
There was a substantial improvement in safety performance, with the AIFR declining to 4.19 in 2012 from
19.33 in 2011. Continuous training and leadership involvement will be required to maintain and improve on this success. A health baseline study has been initiated to ensure that data is available to design and submit a solid health impact assessment to the authorities, within an environmental impact analysis.
Mining and processing
developments
Technical work has been undertaken to collect and analyse the information required for pit optimisation, geotechnical and hydrogeological studies. The results are being used for pit design, pit slope stability, risk analysis, and capital and operational expenditure estimates. Trade-off studies of mining methods are in progress and extensive metallurgical test work was conducted in 2012. Comminution test work included tests for high pressure grinding rolls (HPGRs) and semi-autogenous (SAG) grinding. An economic evaluation of HPGR versus SAG milling was completed and indicated the favoured route to be conventional
SAG/ball milling. Recovery test work included tests for gravity separation, whole ore leaching and ﬂotation/
concentrate leaching. An economic trade-off study indicated the preferred ﬂow sheet to be whole ore leaching, with limited beneﬁts of gravity separation. Additional metallurgical test work has been planned to evaluate the variability of ore hardness and recovery in 2013. The process engineering phase started in the fourth quarter of 2012 and includes the capital and operating cost estimation for the process plant which is expected to be completed in 2013.

{

PERFORMANCE
Developments during
the year
Project efforts in 2012 continued to be driven by expansion of the Mineral Resource coupled with on-going efforts to address key social issues within the various stakeholder groups. Key decisions related to ore transportation and the relocation of infrastructure facilities out of the forest reserve area have dramatically changed the deﬁnition of the project’s direct and indirect area of inﬂuence, and the scope of the environmental and social studies. Additional trade-off studies were necessary to optimise estimates of capital and operating expenditure, resulting in a suite of alternatives that have enhanced the project proﬁle and are expected to positively address the key social issues of project footprint and water consumption and quality.
Technical evaluations also continued with the collection and analysis of geotechnical and hydrogeological information required for mine deﬁnition, trade-off studies on mining methods and alternatives, metallurgical test work and process deﬁnition, and infrastructure design.
Environmental
performance
A strict environmental plan has been developed to minimise the area disturbed by exploration. Buadua bamboo elevated platforms and eco-trails have been built. Three public universities are developing the biological and hydrogeological monitoring programmes for exploration stage activities so as to independently verify the effectiveness of control measures used. A watershed reforestation programme has been developed with communities around the project, with the trees from a plant/tree nursery programme developed by students from schools in Cajamarca. Social and environmental baseline studies are being conducted to comply with national and international standards. Permitting delays relating to drilling activities in the forest reserve resulted in project delays although these have now all largely been resolved.
Community
engagement
Community relations in Cajamarca have been built on a social investment strategy, as well as on ongoing stakeholder engagement. The biggest challenge now lies with the extension of the project into new areas, as new infrastructure sites are being analysed. This has required corresponding stakeholder engagement and will necessitate a solid and consistent community risk analysis and investment strategy to mitigate impacts and allow for the work to be advanced without delays. Projects are being undertaken to beneﬁt rural and local communities, to develop and strengthen relationships as well as improve living conditions (particularly health, education and infrastructure) and economic opportunity.
Security incidents
In the wake of peace negotiations between the Government and insurgent groups, security incidents in the area have increased. This has resulted in some incidents that have affected assets (storage facility, vehicles) of the company and its suppliers. However, a joint plan and procedures have been established with the Armed Forces to prevent such incidents and mitigate any impact. It should be noted that the size of the guerrilla groups in the area has substantially decreased over the past years limiting its ability to undertake large-scale offensive actions.
Plans and prospects
for the year ahead
The prefeasibility study is scheduled for completion in 2014. We expect to evaluate the extent and size of the Mineral Resource, conduct metallurgical test work, weigh the alternatives for mining and processing infrastructure, purchase land necessary for access and infrastructure development and conduct the necessary social and environmental impact baseline studies. The Environmental Impact
Statement (EIS) work packages will be initiated in 2013, as well as baseline studies at the inﬂuence area of the materials (ore/slurry) handling corridors and tailings storage facility. The team will continue working on the implementation of the sustainability, communications and government affairs strategy.
Expenditure in 2013 is expected to be $135m.

2012 ANNUAL INTEGRATED REPORT

}
REVIEW OF EXPLORATION
GREENFIELD EXPLORATION
AngloGold Ashanti holds a total of 69,565km2 of greenﬁeld
tenements over which exploration activities are undertaken
through joint ventures, strategic alliances or as wholly-owned ground holdings.
During 2012, exploration activities were conducted in 14
countries with over 364,994m of diamond, reverse circulation and aircore drilling completed, compared to 213,441m in 2011.
Drilling programmes aimed to test new high-priority targets in
Australia, Brazil, Tanzania, the DRC and the Solomon Islands,
and continued to delineate existing discoveries in Guinea,
Egypt and Colombia.
In the Americas, the principle area of focus has been to advance exploration on a number of key projects in Colombia, including an advanced-stage diamond drill campaign at the Nuevo
Chaquiro target, Quebradona project (AngloGold Ashanti/
B2Gold joint venture). The Nuevo Chaquiro target is a newly
identiﬁed porphyry-related, copper-gold mineralised system
located within the Western Cordillera of Colombia.
Our exploration programme aims to
create value through the discovery of
world-class gold deposits.
Greenfield exploration countries
Greenfield strategic alliances
● Pre-2012 100% AngloGold Ashanti
▼ Pre-2012 joint ventures
▲
New 2012 joint ventures
■
AngloGold Ashanti/De Beers
marine exploration joint venture
USA
Drum Mountain Project
●
Nome, Alaska
■
Colombia
Gramalote JV
▼
Western Cordillera JV
▼
Rio Dulce
●
Quebradona JV
▼
La Colosa
●
Anaima Toche
●
Argentina
Andres
▲
Brazil
Falcão JV
▼
Juruena
●
Graben JV
▲
Guinea
Siguiri Blocks 1-4
▼
DRC
Kilo Project
▼
Tanzania
Lusahunga JV
▼
Mkurumu JV
▼
Ethiopia
Afar JV
▼
Gordoh
▲
Djibouti
Afar JV
▼
Eritrea
Akordat North
▼
Kerkasha
▼
Egypt
Wadi Kareem
▼
Hodine
▼
Saudi Arabia
▼
Solomon Islands
Western Province JV
▼
Australia
Tropicana JV
▼
Viking
●
Gawler JV
▼
4
4
8
7
12
13
13
14
9
8
9
10
10
11
11
12
5
5
6
7
6
1
1
1
2
2
3
3
14
Location of greenfield exploration

{

PERFORMANCE
In 2012, about 20,700m of diamond drilling has tested this
porphyry copper and gold mineralised stockwork zone. Long
intersections of copper mineralisation with gold credits indicate good continuity within the zone and it has been intersected at depths from about 400m to over 900m below surface. Drilling
will continue in 2013 to delineate the limits of the zone and deﬁne the presence of a higher grade core.
In Brazil, a joint venture was signed with Graben Mineração to explore its tenement holding in the highly prospective Juruena
Belt while generative work continued in Argentina and the
United States.
In sub-Saharan Africa, drilling continued to delineate signiﬁcant mineralisation at the Saraya and Kounkoun prospects, both
located within 50km of the Siguiri mine in Guinea. At the Saraya prospect 9,230m was drilled to inﬁll and deﬁne the extensions of the mineralised zone from which ore-grade mineralisation
was intersected in several holes. The zone has now been
delineated over 1,300m in strike and from surface to 200m in depth. At Kounkoun about 56,000m was drilled with numerous
shallow oxide ore-grade gold intersections indicating further good potential. In the DRC and Tanzania, preliminary diamond drill testing of coincident gold-in-soil and geophysical anomalies was completed.
In the Middle East and North Africa, exploration is conducted through a regional strategic alliance with Dubai-based Thani
Investments. The alliance has made signiﬁcant progress in
advancing its Hutite orogenic gold discovery in Egypt and
continues to make further discoveries such as the Pandora
epithermal system, in partnership with Stratex International, in Djibouti. Early stage exploration activities continue in
both Ethiopia and Eritrea while project generation activities are ongoing in Saudi Arabia where a number of tenement
applications have been made. In 2012, AngloGold Ashanti fully impaired the loan amounting to $37m which it had made to the joint venture during 2011 and 2012.
In the Solomon Islands, the joint venture with XDM Resources has been expanded to include additional projects within the
prospective New Georgia Belt, consolidating the island chain.
Exploration is now focused on the discovery of large porphyry and epithermal gold deposits. Generative exploration activities were completed at Kele, Mase, Tirua and Paraso while diamond drilling was also completed at Kele, Tirua and Mase.
In Western Australia, the Tropicana joint venture continues to systematically explore the highly prospective Tropicana Belt through auger surface geochemical sampling and follow-up
aircore, reverse circulation and diamond drilling. At the wholly owned Viking project, immediately southwest of the Tropicana
JV, aircore and diamond drilling at the Beaker prospect has
intercepted potentially signiﬁcant gold mineralisation. In South
Australia, diamond drill testing of conceptual iron oxide copper-
gold (IOCG) targets was completed at the Coronation Bore
prospect, in joint venture with Stellar Resources.
BROWNFIELD EXPLORATION
South Africa
A total of 22 surface holes were drilled during the year, six at
Moab Khotsong, three at Mponeng (WUDLs) and 12 shallower
surface holes were completed to the west of Kopanang, while
one is still currently being drilled.
At Moab Khotsong, borehole MGR8 continued advancing its
long deﬂection to the north. It was stopped due to budgetary constraints in the last quarter, but the site was not rehabilitated as the hole will continue as soon as funding is available. The drilling of the long deﬂection to the south in MGR6 continued. MHH2
advanced to a depth of 2,880m and progress was delayed by a
series of in-hole technical difﬁculties. Diamond drilling started at
MCY6 and advanced the hole to 1,998m. A high speed drilling
programme started to conﬁrm the structure in the centre of the main Zaaiplaats block, borehole MMB6 progressed to 2,541m
and borehole MMB7 advanced to 1,134m.
A new generation, high resolution 3-D seismic survey was
completed over the Project Zaaiplaats Phase 3 area. Data
processing and interpretation is currently underway.
Three holes are currently being drilled on the WUDLs Mining
Rights extension of Mponeng Mine. These holes are all targeting the Ventersdorp Contact Reef. All the holes experienced
signiﬁcant loss of drill ﬂuids and required multiple grouting operations. UD51 by year end had reached a depth of 3,582m
in the Klipriviersberg lavas. UD59 advanced to 2,446m in the
Klipriviersberg lavas and UD60 drilled to 1,556m.
The drilling of a series of shallow surface holes (500m – 1,400m)
to the west of Kopanang continued during the year. A total of six holes targeting the Ventersdorp Contact Reef and six holes targeting the Vaal Reef were completed during the year.
Argentina
At Cerro Vanguardia, the drilling programmes for Mineral
Resource expansion and exploration continued during the year with solid additions to the Mineral Resource. Follow up drilling for vein extensions along strike and at depth was successfully able to expand mill ore as was exploration and Mineral
Resource modelling to identify opportunities for material to be processed at the heap leach facility. Exploration activities and drilling were completed based on geophysical surveys and
target identiﬁcation studies conducted at the El Volcan project during the year.
Brazil
In the Iron Quadrangle, the Mineral Resource development
drilling programmes continued at the Cuiabá and Lamego mines with renewed emphasis on support to long-term planning and

2012 ANNUAL INTEGRATED REPORT

}
REVIEW OF EXPLORATION continued
Mineral Resource deﬁnition. The surface drilling programmes
at the Córrego do Sítio project continued to expand the oxide
Mineral Resource, while underground drilling at Córrego
do Sítio focused on developing the Sangue do Boi sulphide
Mineral Resource for production. Exploration work beyond the production centers included follow up underground drilling at
Raposos. Regional exploration programs were conducted at
the Pari and Morro da Gloria projects.
At Serra Grande, the second year of fast track exploration
programme was successfully completed with additional
expansion of the Mineral Resource. The programme was focused on additions in the Pequizão, Mina Nova, Mina III and Structure
NW/Cajueiro targets. Geophysical surveys and soil sampling
campaigns continued to be useful methods for target identiﬁcation in preparation for drilling programmes at the Cajueiro, Structure
NW and Boa Vista (Votorantim Metais JV) regional targets.
Colombia
Exploration in the Gramalote area was focused on inﬁll drilling to support the update of the Mineral Resource estimation for the Gramalote Central deposit. Drilling programmes were also conducted for nearby satellite targets at Monjas West, Trinidad, and El Limon. As part of the prefeasibility study, additional infrastructure and geotechnical drill holes were completed
to support highwall design and condemnation drilling for the proposed plant site, waste rock, and tailings storage facilities.
At La Colosa, the Mineral Resource development drilling
program continued with four drills operating through most of the year. The geological model was updated during the year
to support a signiﬁcant Mineral Resource addition that came
through expansion of the deposit to the northwest and at depth.
Other drilling continued as support for site characterisation and infrastructure site selection studies.
United States
The Mineral Resource development drilling programme
continued during the year at CC&V. Work focused on inﬁll
drilling to improve the deﬁnition of material within the current mine designs that will feed the planned mill facility. Other drilling was directed toward identifying expansion opportunities for
the current open pit operations through highwall cutbacks.
Selective drilling was also conducted to test deeper targets below or adjacent to planned open pit designs that may provide additional mill feed material potential.
Tanzania
At Geita, Mineral Resource upgrade and extension drilling
was completed at the Geita Hill, Nyankanga and Star &
Comet operations. Limited pre-resource drilling programmes
were undertaken to test exploration targets. The inﬁll drilling campaigns aimed at increasing the conﬁdence level of the
Mineral Resource base and to allow for Mineral Resource to
Ore Reserve conversion. A total of 440 holes for 85,221m were completed, with 67,738 samples submitted for gold assay.
As a result of this extensive drilling campaign, positive analytical results were received for holes drilled at Nyankanga Cut 7 OP,
Geita Hill East and West, Star & Comet – Ridge 8 Gap, Ridge
8, Nyankanga Block 1 & 2, Kukuluma, Matandani and Area 3
West areas. However, poor analytical results were received for the Geita Hill Waste Dump sterilisation programme.
Drilling of down-dip extensions outside of the existing Nyankanga pit shell continue to support and extend underground potential at Geita.
Pit-scale structural mapping was completed at Nyankanga,
Geita Hill and Star & Comet. This detailed mapping has provided valuable resolution to the understanding of the geological model over the respective areas. Induced polarisation (IP), gravity and electromagnetic geophysical surveys were also undertaken
during the year and assisted with target generation.
Guinea
At Siguiri, exploration activities focused on the Block 1 licence area with a total of 144,908m drilled during the year. Inﬁll
Mineral Resource drilling of 86,552m took place along the
main northsouth trending Siguiri mineralised area as well as an aggressive reconnaissance drilling programme of 34,145m
over soil anomalies and structural targets.
Signiﬁcant drilling activities took place in the (from south to north) Sintroko-Sokunu, Tailings Facility, Silakoro, Kami-
Kossise-Kozan, Sanu Tinti-Eureka-Kalamagna, Balato, and
Kintinian areas. Fresh rock drilling centred on the hard rock mineralisation potential below the pits of Kami NE, Kozan
South, Kalamagna Pit 1, Sanu Tinti and Bidini and conﬁrms
the continuation of the mineralised ore zones below the oxide-
fresh rock interface. In total, 8,824m were drilled for fresh rock exploration purposes.
The target generation programme in Block 1 continued to
centre on IP surveys over selected soil geochemical and
structural target areas. IP surveys were completed at Silakoro,
Sintroko South and Komatiguiya. Gravity surveys were also
completed over Silakoro and Sintroko South target areas. No
surface geochemical soil sampling took place.
Ghana
At Obuasi, a total of 12,169m was drilled, with 4,805m from
underground exploration and 7,364m from surface exploration
activities. Surface exploration focused on the Rusty Monkey
target, with 16 holes completed for a total of 5,659m.

{

PERFORMANCE
Underground exploration continued to focus on the BSVS
project area below 50 Level, with drilling designed to upgrade the existing Mineral Resource and test the down dip extensions of quartz and sulphide mineralisation hosted within the
carbonaceous and graphitic shear zones present in the area
below Block 10 to -1390RL. Above 50 Level, drilling also
commenced in Sansu 3 area during November to upgrade the
Mineral Resource in Red Zone 9 area.
Field mapping and sampling to generate drill targets and
enhance and reﬁne geological understanding continued
throughout the year.
A total of 13,227m drilling was completed at Iduapriem. The
focus was on Mineral Resource conversion drilling to facilitate the on-going Iduapriem expansion study, speciﬁcally at Block
3W and Blocks 7 and 8. A sterilisation drilling programme of
3,084m was carried out at the proposed location of the Ajopa waste dump from August to October 2012.
The geological modelling of Blocks 1, 2, 3, 3W, 4 and 5 to
investigate the potential underground extraction of mineralisation below the open pittable Mineral Resource has been completed.
DRC
At Mongbwalu, a total of 30,000m of brownﬁeld exploration
drilling was carried out. Drilling focused on inﬁll Mineral Resource drilling within the main Adidi-Mongbwalu Mine area. Sterilisation drilling was undertaken over both the portal, plant and camp areas. Additionally, over 18,000m of greenﬁeld drilling was
completed in the year under review. Limited reconnaissance
drilling was completed in the Adidi North and Tchangaboli areas.
Total diamond drilling at Kibali was 18,000m. At the KCD
deposit, a data review identiﬁed an area at the down plunge
termination of the 5000 lode stope designs that has potential for Mineral Resource conversion and extension. Results to
date are encouraging and compare positively with the current interpolated block model values; however a potential loss was identiﬁed in the 3000 lode with some intersections lower than those predicted by the block model. The KCD deposit remains
open down plunge and there are further opportunities for the conversion of Inferred Mineral Resource, most notably in the
9000 lode.
Within a 10km radius of the main Sessenge-KCD deposit, there are a number of satellite deposits which are considered to have signiﬁcant upside, either having very limited drilling or drilling only to relatively shallow depths. Kombokolo, Gorumbwa,
Pakaka, Agbarabo and Mengu Hill are priority targets which
form part of the endowment development plan for near mine
site targets.
At Gorumbwa, drilling results conﬁrmed the current model and further deﬁned the depletion of underground Mineral Resource by historic mining activities. The drilling has the potential to allow for the conversion of a signiﬁcant proportion of the current
Mineral Resource into Ore Reserve and suggests further open
pit potential.
At Mengu Village and Mengu Hill, an 18-hole shallow pitting
programme was designed and completed in November to
test for the up-plunge continuation of mineralisation beyond available drill data. Results received to date have conﬁrmed the presence of a signiﬁcant mineralised system.
Mali
A total of 119,554m of reverse circulation (RC) and diamond
drilling were completed at Sadiola and Yatela.
At Sadiola, 48,490m of RC drilling was concentrated at
Tambali, FE Gap, S12, Sadiola NE and the sub-laterite
targets of Mandakoto and Sekokoto. Diamond drilling of the
deep sulphide targets below the Sadiola Sulphide Project
was conducted. Further core drilling focused on sulphide
exploration below FE 3 and 4 and Tambali pits and follow-up
drilling for geology and structural interpretation at Tabakoto and S12. Sterilisation drilling of 9,854m was successfully
conducted at Tambali and over the proposed TSF and SSP
infrastructure.
The S12 target at Sadiola, west of the FE3 pits, was one of the most prospective areas drilled during the year. Good results have been returned from both oxide and shallow sulphide
intersections, with further drilling planned. Follow up drilling at
Mandakoto conﬁrmed the extension of northeast-southwest
mineralisation. At Tambali, drilling around the planned pit areas indicates the potential for extension of the current oxide Mineral
Resource and sulphide potential at depth.
Exploration at Yatela consisted of 59,192m RC drilling at
Yatela NE, KW18, Alamoutala, Yatela Diorite, Badji and Yiri.
Diamond drilling totalled 2,608m. Approximately 11% of the
RC drilling was conducted over proposed waste dump areas
for sterilisation purposes.
An IP geophysical survey at Sadiola-Yatela commenced in
June and has been partially completed, with some delays
experienced due to logistical factors and weather. Hyperspectral core imaging of 93,000m of core was completed and will
provide alteration based vectors for exploration targeting and predictive metallurgy. Processing of this data is ongoing with results expected in early 2013.
A comprehensive termite mound sampling programme
was undertaken over the entire Sadiola concession during
2012. The programme has been successful in highlighting

2012 ANNUAL INTEGRATED REPORT

}
REVIEW OF EXPLORATION continued
prospective areas on the lease along the FE trend and
northeast extensions of the Sadiola mineralisation. Termite
mound sampling was also started at Yatela and will continue
next year. Portable XRF analysis of all termite mound samples is ongoing to provide multi-element data and identify potential pathﬁnder elements for target generation.
A three-year research programme by the Centre for Exploration
Targeting (CET) from the University of Western Australia
commenced in early 2012. The objective of this project is
to review and enhance the geological understanding of the
Sadiola-Yatela deposit. This will inform further exploration programmes within the area.
Namibia
At Navachab, 23,741m of drilling was completed over several
areas, with the emphasis on the expansion project, Main Pit
down-plunge extension area, and the Okahandja targets.
Drilling of the expansion project consisted of 7,105m diamond drilling for Mineral Resource upgrades and 4,846m RC drilling, mainly for sterilisation purposes, over the waste dump area.
A total of 7,495m diamond drilling was completed in the lower schist down-plunge target at the Main Pit.
Off-mine exploration focused on the Okahandja target area, with
2,127m drilling to test the geophysical and soil geochemical targets generated at Agagia. Soil geochemical sampling was
conducted at the Cox Montis target and 560 soil samples were submitted for analysis and assay results are expected early
next year.
Australia
At Tropicana, a revised Mineral Resource estimate was
prepared. The total Mineral Resource has increased by
1.0Moz to 5.5Moz of contained gold. Open Pit Resources
are now reported within an A$1,500/oz pit shell. The
prefeasibility study will consider the trade-off between
open pit and underground mining options and will provide
recommendations as to the optimal mining approach. Study
work has commenced with metallurgical testing underway
and a mining and geotechnical review.
Drilling of 38,336m for the Havana Deeps prefeasibility study was completed during the year while 14,221m of drilling of
near-mine targets continued during the year. Drilling completed on the Havana-Tropicana trend, the Springbok/Hat Trick area
and Boston Shaker. Some encouraging results were obtained.
Exploration at Sunrise Dam focused on growing the Mineral
Resource base so that Sunrise Dam has the platform from
which it can deliver its business plan each year. This was
achieved through the speciﬁc work that includes:
•
in-mine exploration (35,739m), which extends the known Mineral
Resource in areas proximal to existing development; and
•
near-mine exploration, which determines an understanding
of the potential for Sunrise Dam, through speciﬁc geological characterisation, and explores the areas around the mine
and within enveloping tenure of 2,932m. This forms part of
the mine life expansion project of 47,569m and includes the
Vogue Mineral Resource of 28,897m.
A total of 115,137m was drilled in 420 drill holes. Drilling (66%)
focused on deep extensions and longer-term Mineral Resource
growth of the Vogue, Carey Shear and Astro-Sunrise Shear
Lodes, whilst 33% of the drilling focused on in-mine exploration and mineral resource extension.
AngloGold Ashanti/De Beers Joint Venture
In SASA, a drilling programme was concluded in February
with a total of 87 boreholes drilled. All but 3.5% of samples taken over the 260 x 60km exploration area contained gold.
This suggests that the exploration is taking place within a
signiﬁcant gold province but that this search now needs to be narrowed down geologically to target areas of higher potential.
A full review of all data collected to date was conducted by the Joint Venture around mid-year and a number of work ﬂows
were identiﬁed for completion prior to a further review and
exploration planning workshop to be held early next year.
In Nome, the environmental baseline studies ﬁeld work was
successfully completed and the ﬁrst draft report issued. Side scan sonar, swath bathymetry and 2D seismics survey were
completed (3,997 line km). Interpretation of the geophysical data has been completed and an initial geophysical model developed.
A ship-based sonic core drilling campaign was completed
during the summer season and 454m of core retrieved. This
core was transported to Cape Town where initial logging and
sampling has started. A conceptual economic study was
completed and indicated that a positive business case was
possible. A prefeasibility study is expected to begin in 2013.

{

PERFORMANCE
CHIEF FINANCIAL OFFICER’S REPORT
EXECUTIVE SUMMARY
When compared to 2011, the year under review came with
a multitude of challenges. These included: increased safety
stoppages at our South African operations during the ﬁrst
half of 2012; a protracted strike in the same region during the second half of the year; poor operational performance from the
Ghanaian mines in Continental Africa, all of which impacted
production, costs, earnings and cash ﬂow signiﬁcantly. In
addition, the group faced a serious threat to its investment grade credit ratings following the strikes in South Africa and the downgrade to the South African sovereign ratings by all
three credit rating agencies; and, ﬁnally, the need to cash fund acquisitions and key anchor growth projects in South Africa,
Continental Africa, Americas and Australia. Unlike the previous three years which saw the gold price rally sharply year on year,
2012 saw the average gold price increase by 6% only, which
was insufﬁcient to mitigate inﬂation and production shortfalls.
Despite the considerable headwinds faced in 2012, the group
had a number of successes, notably:
•
The group’s asset portfolio taken as a whole with the
exception of South Africa and Ghana (in Continental Africa), performed broadly in line with expectations;
•
Cash generated by the group in 2012, before project capital
and despite the strike impact, was $441m. Of this cash
generation, AngloGold Ashanti returned some $236m (54%)
to its shareholders as dividends and invested the balance in projects. Had there been no strike in South Africa, the cash generation would have been at least $200m better;
•
The group was able to successfully fund two acquisitions
(the residual 50% interest in Serra Grande in Brazil, Americas and First Uranium South Africa (FUSA) which owns Mine
Waste Solutions) for $555m, both of which have been cash
generative since the acquisition date;
•
Pro-active ﬁnancial planning and timely debt raisings helped the group fund project capital of some $1.1bn, of which
its key growth projects accounted for close to 80% of the
spend; and
•
AngloGold Ashanti successfully defended and maintained
its investment grade credit ratings during 2012.
DELIVERY AGAINST FINANCIAL OBJECTIVES
SET FOR 2012
The core ﬁnancial objectives for 2012 as outlined in the
previous year’s report were:
1. Ensuring that the investment grade credit ratings
are maintained
This objective was successfully met with Moody’s Investor
Service upgrading the investment grade credit rating of
AngloGold Ashanti in March 2012 from Baa3 to Baa2, with
a stable outlook. In October 2012, following extensive labour unrest in the South African mining industry and downgrades
of the South African sovereign ratings and several other state owned companies, banks, municipalities and corporates,
AngloGold Ashanti was placed on “credit watch negative”
by Standard & Poor’s (S&P). In December 2012, the group
successfully defended and maintained its investment grade
rating with S&P of BBB-, albeit with a negative outlook.
2. Maintaining a ﬂexible statement of ﬁnancial position
with sufﬁcient long-term debt headroom
Unlike 2011, both 2012 and 2013 are capital intensive
years as the group is building and developing new projects
in Continental Africa (Kibali and Mongbwalu in the DRC),
Australia (Tropicana), Americas (CC&V expansion in the United
States and other projects in Brazil) and South Africa (notably
Mponeng). Net debt was forecast to increase over this period and the group therefore pro-actively managed its ﬁnancial
ﬂexibility. The steps taken in this regard included:
Maintained balance sheet ﬂexibility despite
operational and industry headwinds
Srinivasan
Venkatakrishnan
Chief ﬁnancial ofﬁcer

2012 ANNUAL INTEGRATED REPORT

}
CHIEF FINANCIAL OFFICER’S REPORT continued
•
In July 2012, the group’s undrawn revolving credit facility
of $1bn which was scheduled to mature in 2014 was
reﬁnanced as a ﬁve-year facility for the same amount,
maturing in July 2017;
•
The group also issued a new ten-year rated bond for
$750m, maturing in July 2022, to introduce further tenor
and diversify its funding sources; and
•
Raised an aggregate of R1bn from the South African debt
markets under its Domestic Medium Term Note Programme
in October 2012 to cover the funding shortfall resulting from the strikes in South Africa.
At the end of 2012, the group’s net debt to EBITDA ratio was
0.9 times and the group had sufﬁcient cash balances and
liquidity headroom under its banking facilities to meet its 2013 project capital requirements.
3. Maintaining earnings and cash ﬂow generation to
shareholders
Earnings for the year were negatively impacted as noted
earlier by the strikes and safety stoppages in South Africa
and operational issues at the Ghanaian mines in Continental
Africa. The group therefore only achieved gold production of
3.94Moz as compared to the annual target of 4.3 – 4.4Moz,
a shortfall of some 10%. The loss of production had a
signiﬁcant negative impact on the group’s unit cash costs,
earnings and cash ﬂow.
REVIEW OF GROUP’S PROFITABILITY,
LIQUIDITY AND STATEMENT OF FINANCIAL
POSITION FOR 2012
The key ﬁnancial and operational metrics for 2012 when
compared to 2011 are provided below and reﬂect the adverse
impact of the strike in South Africa and the operational issues faced at the selected operations referred to above:
Proﬁtability and returns
The lower full year gold production of 3.94Moz and inﬂation
saw unit cash costs increase to $862/oz when compared to
$728/oz recorded in 2011. The strike in South Africa accounted for $33/oz of this increase. When compared to 2011, although the gold price increased by $88/oz (6%), this beneﬁt was more than offset by a 9% fall in gold production and increased costs due to inﬂation.
Key ﬁnancial metrics
2012
2011
% change
Proﬁtability and returns
Adjusted headline earnings $bn 0.9 1.3 (31)
US cents per share 239 336 (29)
Proﬁt attributable to equity shareholders $bn 0.8 1.6 (50)
Return on net capital employed % 14 20 (30)
Return on equity % 18 25 (32)
Dividends declared per ordinary share SA cents per share 300 380 (21)
US cents per share 36 49 (27)
Liquidity, cash ﬂow and net debt
Net debt at year end $bn 2.1 0.6 250
Free cash (out) inﬂow $bn (0.7) 0.8 (188)
Earnings before interest, taxes and depreciation
and amortisation (EBITDA) $bn 2.4 3.0 (20)
Operational metrics
Gold produced Moz 3.94 4.33 (9)
Price received $/oz 1,664 1,576 6
Total cash costs $/oz 862 728 18
Total cash cost margin % 48 54 (11)

{

PERFORMANCE
Adjusted headline earnings of $924m or 239 US cents per
share were the second-highest on record but represented a
29% decline when compared to 2011. Proﬁt attributable to
equity shareholders fell from $1.55bn in 2011 to $0.83bn in
2012. The 47% drop in proﬁt attributable to equity shareholders when compared to 2011 can be attributed to a 9% fall in gold production, cost inﬂation, higher exploration and evaluation costs, increased ﬁnance costs and impairment charges due to
the derecognition and abandonment of certain assets, related largely to the Obuasi mine in Ghana.
The returns on net capital employed and equity for 2012 were
14% and 18% respectively, lower than our estimates of 16%
and 20%, due primarily to the impact of the strike.
Total dividends declared for 2012 were 300 SA cents per share
(2011: 380 SA cents per share).
Liquidity, cash ﬂow and statement of ﬁnancial
position
For the full year 2012, cash ﬂow metrics were lower as
compared to 2011 due to lower production, the impact of the
South African strike and additionally in the case of free cash
ﬂow, due to signiﬁcant investment in the key growth projects:
•
EBITDA: $2.4bn
•
Cash inﬂow from operating activities: $1.8bn
•
Free cash outﬂow: $666m
Net debt level as at 31 December 2012 closed at $2.06bn,
$1.5bn higher than the level of $610m at the start of the year.
The principal three factors that accounted for the increase in the net debt level were:
•
Project capital of $1.1bn (of which Tropicana, Kibali and
Mongbwalu, CC&V and Mponeng accounted for close to
80% of the spend);
•
Aggregate cash consideration of $555m paid for the Serra
Grande and FUSA acquisitions; and
•
Lost cash ﬂow as a consequence of the South Africa strike of approximately $208m.
Turning to the statement of ﬁnancial position and the ﬁnancing facilities available to the group – as a result of the protracted strike at our South African mines during the fourth quarter,
AngloGold Ashanti raised R1bn under its Domestic Medium
Term Note Programme in South Africa. R700m of this debt
matures in October 2013 whilst the balance of R300m
matures in January 2013 but has since been rolled over in the local bond market.
The group’s principal US dollar and Australian dollar debt
facilities include the following:
•
Fully drawn rated bonds aggregating $1.75bn that mature in
2020, 2022 and 2040;
•
A $1bn revolving credit facility that matures in July 2017 that is currently not drawn and is held as a stand-by facility to meet any project capital needs that cannot be serviced from
cash on hand and operating cash ﬂows;
•
An A$600m credit facility earmarked for the construction of
the Tropicana project that matures in December 2015, of
which $261m was drawn as at year-end; and
•
A $733m convertible bond that matures in May 2014.
Although none of the aforementioned facilities mature within a 12-month period from December 2012, AngloGold Ashanti
has been pro-active in removing any imminent reﬁnancing risk.
With this in mind, in February 2013, it obtained a term facility for 27 months from a syndicate of three banks for $750m
for the sole purpose of ﬁnancing redemption of the $733m
convertible bond, when it matures in May 2014, should this
be needed. This facility provides the group with cost-effective insurance and full ﬂexibility to reﬁnance the $733m convertible bond on timings, structures and terms that are most suited to the group. The terms of this facility are similar to the revolving credit facility up until draw down date in May 2014, and once the facility is drawn in May 2014, the terms resemble that of a bridging facility. We believe that this facility addresses any reﬁnancing concerns that may arise over the next few months
around the 2014 convert falling due for repayment.
In September 2010, the group issued $789m worth of
mandatory convertible bonds that fall due for conversion into equity in September 2013. When this conversion occurs in the third quarter of 2013, at current share prices, approximately
18.14m shares will be issued as a consideration for the bonds converting into equity and the 6% interest coupon on this bond will cease to be paid.
A more detailed analysis of the group’s income statement,
statement of ﬁnancial position and cash ﬂow statement
for 2012 is available at the corporate report website,
www.aga-reports.com, under Financial Review.

2012 ANNUAL INTEGRATED REPORT

}
SUMMARISED FINANCIAL INFORMATION
The summarised consolidated results were approved on
19 March 2013 by the AngloGold Ashanti’s board of
directors and were signed on their behalf by the Chairman,
Tito Mboweni, Chief Executive Officer, Mark Cutifani, and
Chief Financial Officer, Srinivasan Venkatakrishnan.
This section provides a summary of the information contained in AngloGold Ashanti’s annual ﬁnancial statements, which are available on our corporate report website at www.aga-reports.
com. The summarised consolidated ﬁnancial results are not
the group’s statutory accounts and do not contain sufﬁcient
information to allow for a complete understanding of the results and state of affairs of the group, as would be provided by the detailed annual ﬁnancial statements. Should you wish to obtain a hard copy of the annual ﬁnancial statements, please contact
companysecretary@anglogoldashanti.com in this regard.
BASIS OF PREPARATION
The summarised consolidated ﬁnancial results for the year
ended 31 December 2012 have been prepared in accordance
with International Accounting Standard 34 Interim Financial
Reporting, Listings Requirements of the JSE Limited, Financial
Reporting Guides as issued by the South African Institute of
Chartered Accountants and the South African Companies Act,
2008, as amended.
The accounting policies applied in the presentation of the
summarised ﬁnancial results are consistent with those applied for the year ended 31 December 2011 and in terms of International
Financial Reporting Standards (IFRS) as issued by the
International Accounting Standards Board, except as follows:
Standard or
interpretation
Title
Effective for
annual periods
beginning on or
after
IAS 12
Amendment –
Deferred tax:
Recovery of
Underlying Assets
1 January 2012
The adoption of this amendment did not have any effect on the
ﬁnancial position, results or disclosures of the group.
In addition, effective 1 January 2012, the group changed
the presentation currency of its results from reporting in
US dollars and South African Rands to reporting only in
US dollars. Management has concluded that the change in
presentation currency will result in more relevant information than the previous position of reporting in two currencies.
The change in presentation currency has no effect on
comparative information.
These summarised consolidated ﬁnancial results do not include all the information required for complete annual ﬁnancial
statements prepared in accordance with IFRS, and have
been prepared according to the historical cost accounting
convention, except for the revaluation of certain ﬁnancial
instruments to fair value. The group’s accounting policies are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above and the change in presentation currency.
The summarised consolidated results have been prepared by
the corporate reporting staff of AngloGold Ashanti Limited,
headed by John Edwin Staples, the group’s Chief Accounting
Ofﬁcer. This process was supervised by Mark Cutifani, the
group’s Chief Executive Ofﬁcer and Srinivasan Venkatakrishnan,
the group’s Chief Financial Ofﬁcer.
Related party transactions
The group, in the ordinary course of business, entered into
various sale and purchase transactions with related parties.
Signiﬁcant changes in contingent liabilities
since 31 December 2011
AngloGold Ashanti Colombia S.A. (AGAC) received notice
from the Colombian Tax Ofﬁce (DIAN) that it disagreed with
the company’s tax treatment of certain items in the 2011 and
2010 income tax returns. The company believes that the
tax legislation has been correctly applied. The company is
considering defending AGAC’s position. An estimated additional tax of $26m will be payable if the tax returns are amended.
Penalties and interest for the additional tax are expected to be
$135m based on Colombian tax law.
Independent audit by the auditors
These summarised consolidated ﬁnancial results for the year
ended 31 December 2012 have been extracted from the
complete set of annual ﬁnancial statements on which the
auditors, Ernst & Young Inc. has expressed an unqualiﬁed audit

{

PERFORMANCE
opinion. Ernst & Young Inc. has also issued an unqualiﬁed audit opinion on these summarised ﬁnancial statements, stating that these summarised results are consistent in all material respects with the complete annual ﬁnancial statements. The auditor’s
opinion and annual ﬁnancial statements, which have been
summarised in this report, are available for inspection at the registered ofﬁce of the company.
Use of estimates
The preparation of the ﬁnancial statements requires the
group’s management to make estimates and assumptions
that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the
ﬁnancial statements, and the reported amounts of revenues
and expenses during the reporting period. The determination
of estimates requires the exercise of judgement based on
various assumptions and other factors such as historical
experience, current and expected economic conditions, and
in some cases actuarial techniques. Actual results could differ from those estimates.
The more signiﬁcant areas requiring the use of management
estimates and assumptions relate to the Ore Reserve as the
basis of future cash ﬂow estimates and unit-of-production
depreciation, depletion and amortisation calculations;
environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads;
asset impairments/reversals (including impairments of
goodwill); and write-downs of inventory to net realisable value;
post-employment, post-retirement and other employee beneﬁt
liabilities; and deferred taxation.
Estimates and judgements are continually evaluated and
based on historical experience and other factors, including
expectations of future events that are believed to be reasonable under the circumstances.
As a global company, the group is exposed to numerous
legal risks. The outcome of currently pending and future
proceedings cannot be predicted with certainty. Thus, an
adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could signiﬁcantly inﬂuence the business and results of operations.
The judgements that management has applied in the application of accounting policies, and the estimates and assumptions
that have a signiﬁcant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next
ﬁnancial year, are discussed below.
Carrying value of goodwill and tangible assets
The majority of mining assets are amortised using the units-
of-production method where the mine operating plan calls
for production from a well-deﬁned Proved and Probable
Ore Reserve.
For mobile and other equipment, the straight-line method is
applied over the estimated useful life of the asset which does not exceed the estimated mine life based on Proved and
Probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on the Proved and Probable Ore Reserve. This would generally
arise when there are signiﬁcant changes in any of the factors or assumptions used in estimating Ore Reserve.
These factors could include:
•
changes in the Proved and Probable Ore Reserve;
•
the grade of the Ore Reserve may vary signiﬁcantly from time to time;
•
differences between actual commodity prices and commodity
price assumptions;
•
unforeseen operational issues at mine sites;
•
changes in capital, operating, mining, processing and
reclamation costs, discount rates and foreign exchange
rates; and
•
changes in Ore Reserve could similarly impact the useful lives of assets amortised on a straight-line basis where those lives are limited to the life of the mine.
The recoverable amounts of cash generating units and
individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions.
It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine
determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.

2012 ANNUAL INTEGRATED REPORT

}
The group defers stripping costs incurred during the production stage of its open-pit operations for those operations where this is the most appropriate basis for matching the costs against the related economic beneﬁts. This is generally the case where there are ﬂuctuations in stripping costs over the life of the mine.
In the production stage of some open-pit operations, further development of the mine requires a phase of unusually
high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually
high overburden removal activity are deferred and charged
against reported proﬁts in subsequent periods on a units-of-
production method. This accounting treatment is consistent
with that for stripping costs incurred during the development phase of a mine, before production commences.
If the group was to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of a mine’s operation.
Deferred stripping costs are included in ‘Mine development
costs’ within tangible assets. These form part of the total
investment in the relevant cash-generating unit, which is
reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable.
Amortisation of deferred stripping costs is included in
operating costs.
The group reviews and tests the carrying value of assets
when events or changes in circumstances suggest that the
carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are
grouped at the lowest level for which identiﬁable cash ﬂows
are largely independent of cash ﬂows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash ﬂows for each group of
assets. Expected future cash ﬂows, used to determine the
value in use of goodwill and tangible assets, are inherently uncertain and could materially change over time. The cash
ﬂows and value in use are signiﬁcantly affected by a number of factors including the published Ore Reserve, Mineral Resource, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce the Ore Reserve and future capital expenditure.
An individual operating mine is not a typical going-concern
business because of the ﬁnite life of its Ore Reserve. The
allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of
the mine reporting unit. In accordance with the provisions of
IAS 36 “Impairment of Assets”, the group performs its annual impairment review of assigned goodwill during the fourth
quarter of each year.
The carrying amount of goodwill in the consolidated ﬁnancial statements at 31 December 2012 was $195m (2011: $179m).
The carrying amount of tangible assets at 31 December 2012
was $7,648m (2011: $6,525m).
Production start date
The group assesses the stage of each mine construction project to determine when a mine moves into the production stage.
The criteria used to assess the start date are determined by the unique nature of each mine construction project and include
factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria
would include, but are not limited to, the following:
•
the level of capital expenditure compared to the construction cost estimates;
•
completion of a reasonable period of testing of the mine plant and equipment;
•
ability to produce gold in saleable form (within speciﬁcations and the de minimis rule); and
•
ability to sustain ongoing production of gold.
When a mine construction project moves into the production
stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or Ore
Reserve development.
SUMMARISED FINANCIAL INFORMATION continued

{

PERFORMANCE
Provision for environmental rehabilitation
obligations
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best
estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates, foreign currency exchange rates and discount rates could affect the carrying amount of this provision.
The carrying amount of the rehabilitation obligations for the group at 31 December 2012 was $841m (2011: $747m).
Stockpiles, metals in process and ore on
leach pad
Costs that are incurred in or beneﬁt the production process are accumulated as stockpiles, metals in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
Stockpiles and underground metals in process are measured
by estimating the number of tonnes added and removed from
the stockpile and from underground, the number of contained
gold ounces based on assay data, and the estimated recovery
percentage based on the expected processing method.
Stockpile and underground ore tonnages are veriﬁed by
periodic surveys.
Estimates of the recoverable gold on the leach pads are
calculated from the quantities of ore placed on the pads based on measured tonnes added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery
percentage based on metallurgical testing and ore type.
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is
constantly monitored and engineering estimates are reﬁned
based on actual results over time.
Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.
The carrying amount of inventories (excluding ﬁnished goods and mine operating supplies) for the group at 31 December 2012
was $1,383m (2011: $1,060m).
Ore Reserve estimates
An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.
Estimating the quantity and/or grade of Ore Reserve requires the size, shape and depth of orebodies to be determined by
analysing geological data such as the logging and assaying of drill samples. This process may require complex and difﬁcult geological judgements and calculations to interpret the data.
The group is required to determine and report Ore Reserve in accordance with the SAMREC code.
Because the economic assumptions used to estimate Ore
Reserve change from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserve may change from period to period.
Changes in reported Ore Reserve may affect the group’s
ﬁnancial results and ﬁnancial position in a number of ways,
including the following:
•
asset carrying values may be affected due to changes in
estimated future cash ﬂows;
•
depreciation, depletion and amortisation charged in the
income statement may change where such charges are
determined by the units-of-production basis or where the
useful economic lives of assets change;

2012 ANNUAL INTEGRATED REPORT

}
•
overburden removal costs recorded on the statement of
ﬁnancial position or charged in the income statement may
change due to changes in stripping ratios or the units-of-
production basis of depreciation;
•
decommissioning site restoration and environmental
provisions may change where changes in estimated Ore
Reserve affect expectations about the timing or cost of these activities; and
•
the carrying value of deferred tax assets may change due to
changes in estimates of the likely recovery of the tax beneﬁts.
Exploration and evaluation expenditure
The group’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being
capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as
to future events and circumstances, in particular whether an economically viable extraction operation can be established.
Any such estimates and assumptions may change as new
information becomes available. If, after having capitalised
the expenditure, a judgement is made that recovery of the
expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.
Development expenditure
Development activities commence after project sanctioning
by the appropriate level of management. Judgement is
applied by management in determining when a project
has reached a stage at which economically recoverable
material exists such that development may be sanctioned. In
exercising this judgement, management is required to make
certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure.
Any such estimates and assumptions may change as new
information becomes available. If, after having started the
development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of signiﬁcant judgement and estimates of the outcome of future events.
In determining the threshold for disclosure, on a quantitative and qualitative basis, management considers the potential
for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment
decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor
considerations. For quantitative purposes an amount of $20m, has been considered.
Litigation and other judicial proceedings, as a rule, raise difﬁcult and complex legal issues and are subject to uncertainties
and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the
jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the ﬁnancial position, results of operations or cash ﬂows of the group could be materially affected by the
unfavourable outcome of litigation.
SUMMARISED FINANCIAL INFORMATION continued

{

PERFORMANCE
Figures in million (US dollars)
2012
2011
Revenue 6,632 6,925
Gold income 6,353 6,570
Cost of sales (4,062) (3,946)
Loss on non-hedge derivatives and other commodity contracts (35) (1)
Gross proﬁt 2,256 2,623
Corporate administration, marketing and other expenses (291) (278)
Exploration and evaluation costs (395) (279)
Other operating expenses (41) (27)
Special items (402) 163
Operating proﬁt 1,127 2,202
Dividends received 7 –
Interest received 43 52
Exchange gain 8 2
Finance costs and unwinding of obligations (231) (196)
Fair value adjustment on option component of convertible bonds 83 84
Fair value adjustment on mandatory convertible bonds 162 104
Share of equity-accounted investments' (loss) proﬁt (28) 73
Proﬁt before taxation 1,171 2,321
Taxation (322) (723)
Proﬁt for the year 849 1,598
Allocated as follows:
Equity shareholders 830 1,552
Non-controlling interests 19 46
849 1,598
Basic earnings per ordinary share (cents)
(1)
215 402
Diluted earnings per ordinary share (cents)
(2)
161 346
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
GROUP INCOME STATEMENT
For the year ended 31 December

2012 ANNUAL INTEGRATED REPORT

}
Figures in million (US dollars)
2012
2011
Proﬁt for the year 849 1,598
Exchange differences on translation of foreign operations (93) (365)
Share of equity-accounted investments' other comprehensive loss – (1)
Net loss on available-for-sale ﬁnancial assets (27) (81)
Release on impairment of available-for-sale ﬁnancial assets 16 21
Release on disposal of available-for-sale ﬁnancial assets – 1
Deferred taxation thereon 6 (8)
(5) (67)
Actuarial loss recognised (20) (39)
Deferred taxation rate change thereon (9) –
Deferred taxation thereon 5 14
(24) (25)
Other comprehensive loss for the year, net of tax (122) (458)
Total comprehensive income for the year, net of tax 727 1,140
Allocated as follows:
Equity shareholders 708 1,094
Non-controlling interests 19 46
727 1,140
GROUP STATEMENT OF COMPREHENSIVE
INCOME
For the year ended 31 December

{

PERFORMANCE
Figures in million (US dollars)
2012
2011
ASSETS
Non-current assets
Tangible assets
7,648
6,525
Intangible assets
315
210
Investments in equity-accounted associates and joint ventures
1,060
702
Other investments
167
186
Inventories
610
410
Trade and other receivables
79
76
Deferred taxation
96
79
Cash restricted for use
29
23
Other non-current assets
7
9
10,011
8,220
Current assets
Inventories
1,287
1,064
Trade and other receivables
470
350
Cash restricted for use
35
35
Cash and cash equivalents
892
1,112
2,684
2,561
Non-current assets held for sale
–
21
2,684
2,582
Total assets
12,695
10,802
EQUITY AND LIABILITIES
Share capital and premium
6,742
6,689
Accumulated losses and other reserves
(1,295)
(1,660)
Shareholders' equity
5,447
5,029
Non-controlling interests
22
137
Total equity
5,469
5,166
Non-current liabilities
Borrowings
2,724
2,456
Environmental rehabilitation and other provisions
1,238
782
Provision for pension and post-retirement beneﬁts
221
195
Trade, other payables and deferred income
10
14
Derivatives
10
93
Deferred taxation
1,068
1,158
5,271
4,698
Current liabilities
Borrowings
859
32
Trade, other payables and deferred income
979
751
Taxation
117
155
1,955
938
Total liabilities
7,226
5,636
Total equity and liabilities
12,695
10,802
GROUP STATEMENT OF FINANCIAL POSITION
As at 31 December

2012 ANNUAL INTEGRATED REPORT

}
Figures in million (US dollars)
2012
2011
Cash ﬂows from operating activities
Receipts from customers
6,523
6,796
Payments to suppliers and employees
(4,340)
(3,873)
Cash generated from operations
2,183
2,923
Dividends received from equity-accounted joint ventures
72
111
Taxation refund
54
98
Taxation paid
(507)
(477)
Net cash inﬂow from operating activities
1,802
2,655
Cash ﬂows from investing activities
Capital expenditure
(1,758)
(1,393)
Interest capitalised and paid
(12)
–
Expenditure on intangible assets
(79)
(16)
Proceeds from disposal of tangible assets
5
19
Other investments acquired
(97)
(147)
Proceeds from disposal of investments
86
91
Investments in equity-accounted associates and joint ventures
(349)
(115)
Proceeds from disposal of equity-accounted joint venture
20
–
Loans advanced to equity-accounted associates and joint ventures
(65)
(25)
Loans repaid by equity-accounted associates and joint ventures
1
–
Dividends received
7
–
Proceeds from disposal of subsidiary
6
9
Cash in subsidiary acquired
5
–
Cash in subsidiary disposed
(31)
(11)
Acquisition of subsidiary and loan
(335)
–
Increase in cash restricted for use
(3)
(19)
Interest received
36
39
Loans advanced
(45)
–
Repayment of loans advanced
–
4
Net cash outﬂow from investing activities
(2,608)
(1,564)
Cash ﬂows from ﬁnancing activities
Proceeds from issue of share capital
2
10
Share issue expenses
–
(1)
Proceeds from borrowings
1,432
109
Repayment of borrowings
(217)
(268)
Finance costs paid
(145)
(144)
Acquisition of non-controlling interest
(215)
–
Revolving credit facility and bond transaction costs
(30)
–
Dividends paid
(236)
(169)
Net cash inﬂow (outﬂow) from ﬁnancing activities
591
(463)
Net (decrease) increase in cash and cash equivalents
(215)
628
Translation
(5)
(102)
Cash and cash equivalents at beginning of year
1,112
586
Cash and cash equivalents at end of year
892
1,112
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December

{

PERFORMANCE
Equity holders of the parent
Figures in million (US dollars)
Share
capital
and
premium
Other
capital
reserves
Accu-
mulated
losses
Cash
ﬂow
hedge
reserve
Available-
for-sale
reserve
Actuarial
(losses)
gains
Foreign
currency
trans-
lation
reserve
Total
Non-
controlling
interests
Total
equity
Balance at 31 December 2010
6,627
194
(2,750)
(2)
86
(62)
(104)
3,989
124
4,113
Proﬁt for the year
1,552
1,552
46
1,598
Other comprehensive loss
(1)
(67)
(25)
(365)
(458)
(458)
Total comprehensive (loss) income
–
(1)
1,552
–
(67)
(25)
(365)
1,094
46
1,140
Shares issued
63
63
63
Share issue expenses
(1)
(1)
(1)
Share-based payment for share
awards net of exercised
9
9
9
Dividends paid
(131)
(131)
(131)
Dividends of subsidiaries
–
(27)
(27)
Translation
(31)
29
(1)
9
6
(6)
–
Balance at 31 December 2011
6,689
171
(1,300)
(2)
18
(78)
(469)
5,029
137
5,166
Proﬁt for the year
830
830
19
849
Other comprehensive loss
(5)
(24)
(93)
(122)
(122)
Total comprehensive income (loss)
–
–
830
–
(5)
(24)
(93)
708
19
727
Shares issued
53
53
53
Share-based payment for share
awards net of exercised
15
15
15
Acquisition of non-controlling
interest
(1)
(144)
(144)
(71)
(215)
Disposal of subsidiary
(2)
–
(45)
(45)
Dividends paid
(215)
(215)
(215)
Dividends of subsidiaries
–
(17)
(17)
Translation
(9)
6
4
1
(1)
–
Balance at 31 December 2012
6,742
177
(823)
(2)
13
(98)
(562)
5,447
22
5,469
(1)
On 28 June 2012, AngloGold Ashanti Limited acquired the remaining 50% shareholding in the Serra Grande mine from Kinross Gold Corporation for
$220m less $5m for dividends declared and paid to minorities.
(2)
In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Reﬁnery Limited. At year-end, AngloGold Ashanti Limited held a remaining interest of 48.03%.
GROUP STATEMENT OF CHANGES IN EQUITY

2012 ANNUAL INTEGRATED REPORT

}
AngloGold Ashanti Limited’s operating segments are being reported based on the ﬁnancial information provided to the chief executive ofﬁcer and the executive committee, collectively identiﬁed as the chief operating decision maker (CODM). Individual members of the executive committee are responsible for geographic regions of the business.
Figures in million (US dollars)
2012
2011
Gold income
South Africa
2,013
2,560
Continental Africa
2,609
2,530
Australasia
426
385
Americas
1,656
1,487
6,704
6,962
Equity-accounted investments included above
(351)
(392)
6,353
6,570
Gross proﬁt (loss)
South Africa
651
1,083
Continental Africa
882
938
Australasia
78
(13)
Americas
722
744
Corporate and other
41
28
2,374
2,780
Equity-accounted investments included above
(118)
(157)
2,256
2,623
Capital expenditure
South Africa
583
532
Continental Africa
790
420
Australasia
355
102
Americas
390
456
Other, including non-gold producing subsidiaries
36
17
2,154
1,527
Equity-accounted investments included above
(303)
(88)
1,851
1,439
(000oz)
2012
2011
Gold production (attributable)
South Africa
1,212
1,624
Continental Africa
1,521
1,570
Australasia
258
246
Americas
953
891
3,944
4,331
Figures in million (US dollars)
2012
2011
Total assets
South Africa
3,082
2,148
Continental Africa
4,818
4,288
Australasia
1,045
736
Americas
2,863
2,501
Other, including non-gold producing subsidiaries
887
1,129
12,695
10,802
SEGMENTAL REPORTING
For the year ended 31 December

{

PERFORMANCE
SELECTED NOTES
For the year ended 31 December
2012
2011
1 Headline earnings and dividends
Headline earnings
$m
1,145
1,484
Headline earnings per share
US cents
296
384
Adjusted headline earnings
$m
924
1,297
Adjusted headline earnings
US cents
239
336
Dividends declared to ordinary shareholders
$m
215
131
Dividends declared per ordinary share
US cents
36
49
Figures in million (US dollars)
2012
2011
2
Impairments, derecognition of assets and
impairment reversals
Tangible assets
Impairment of assets
Great Noligwa mine – cash generating unit
31
–
Derecognition of assets
Kopanang – mine development costs
14
–
TauTona VCR shaft pillar and ore pass – mine development costs and mine infrastructure
–
9
Savuka – mine development costs
–
1
Siguiri – mine development costs
14
–
Obuasi – mine infrastructure, mine development costs and assets under construction
296
–
Other
1
5
356
15
Impairment reversal of asset
Geita mine – cash generating unit
–
135
Intangible assets
Impairment reversal of asset
Government of Ghana tax rate concession
10
–
For details of the above items including impairment calculation assumptions, refer to the full set of Annual Financial Statements.

2012 ANNUAL INTEGRATED REPORT

}
SELECTED NOTES continued
For the year ended 31 December
Figures in million (US dollars)
2012
3 Business combinations
Acquisition of First Uranium (Pty) Limited
On 20 July 2012, AngloGold Ashanti Limited acquired the entire share capital of First Uranium (Pty)
Limited, a wholly owned subsidiary of Toronto-based First Uranium Corporation and the owner of Mine
Waste Solutions, a recently commissioned tailings retreatment operation located in South Africa’s Vaal
River region and in the immediate proximity of AngloGold Ashanti’s own tailings facilities, for an aggregate cash consideration of $335m. The transaction was funded from cash reserves and debt facilities. The acquisition has been accounted for using the acquisition method.
The fair value of the identiﬁable assets and liabilities of First Uranium (Pty) Limited as at the date of acquisition was:
Assets
Tangible assets
616
Other investments
3
Deferred tax
52
Inventories
134
Trade and other receivables
2
Cash restricted for use
3
Cash and cash equivalents
5
815
Liabilities
Environmental rehabilitation and other provisions
386
Loans from group companies
204
Deferred tax
60
Trade and other payables
48
698
Total identiﬁable net assets at fair value
117
Purchase consideration
131
Goodwill recognised on acquisition
14
Analysis of cash ﬂows on acquisition:
Net cash acquired with the subsidiary
5
Cash paid – share capital acquired
(131)
Cash paid – loan acquired
(204)
(330)
Since acquisition, First Uranium (Pty) Limited has contributed $41m of revenue and a proﬁt of less than $1m to the net proﬁt before tax of the group. If the combination had taken place at the beginning of the year, applying the group accounting policies, the group’s proﬁt for the year would have been $854m and revenue would have been $6,697m.
The transaction costs of $3m have been expensed and are included in administrative expenses in the income statement and are part of operating activities in the statement of cash ﬂows.
The goodwill of $14m arising from the acquisition consists largely of the expected synergies arising from the immediate proximity of AngloGold Ashanti Limited’s own tailings facilities to the Mine Waste Solutions plant that will allow processing of AngloGold
Ashanti Limited’s Vaal River tailings without having to build additional processing facilities. The processing of AngloGold Ashanti
Limited’s tailings will reduce the environmental liability associated with those tailings. In addition, the company is able to utilise its recently developed processes and recovery technology for tailings which will increase the ore recovery rates from both
AngloGold Ashanti Limited and First Uranium (Pty) Limited tailings alike.

{

PERFORMANCE
None of the goodwill recognised is expected to be deductible for income tax purposes. There have been no signiﬁcant movements in goodwill or provisions except for the fair value movements related to the commodity contract since the date of acquisition.
Financial assets acquired includes trade and other receivables with a fair value of $2m. All trade and other receivables are expected to be collectible.
Part disposal of Rand Reﬁnery Limited
In early December 2012, AngloGold Ashanti Limited disposed of a 5% interest in Rand Reﬁnery Limited (Rand Reﬁnery) for a total cash consideration of $6m. At year-end, AngloGold Ashanti Limited held a remaining interest of 48.03% and this interest was accounted for as an associate.
The carrying value of the identiﬁable assets and liabilities of Rand Reﬁnery as at the date of disposal was:
Figures in million (US dollars)
2012
Assets
Tangible assets
53
Other non-current assets
2
Non-current assets held for sale
1
Inventories
22
Trade and other receivables
13
Cash and cash equivalents
31
122
Liabilities
Deferred tax
2
Trade and other payables
22
Taxation
4
28
Total identiﬁable net assets
94
Consideration received
6
Fair value of residual value of investment
57
Non-controlling interest
45
Less: net assets disposed
(94)
Total gain on disposal
14
Total gain on disposal
14
Realised gain
5
Unrealised gain
9

2012 ANNUAL INTEGRATED REPORT

}
NON-GAAP DISCLOSURE
– Summary
From time to time AngloGold Ashanti Limited may publicly
disclose certain “Non-GAAP” ﬁnancial measures in the course
of its ﬁnancial presentations, earnings releases, earnings
conference calls and otherwise.
The group uses certain Non-GAAP performance measures
and ratios in managing the business and may provide
users of this ﬁnancial information with additional meaningful comparisons between current results and results in prior
operating periods. The Non-GAAP ﬁnancial measures are
used to adjust for fair value movements on the convertible
and mandatory convertible bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge
derivatives and other commodity contracts, which can only
be measured with certainty on settlement of the contracts.
Non-GAAP ﬁnancial measures should be viewed in addition
to, and not as an alternative to, the reported operating
results or any other measure of performance prepared in
accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures
that other companies use. The Non-GAAP metrics are
as follows:
2012
2011
1
Headline earnings adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the
convertible and mandatory convertible bonds
(adjusted headline
earnings)
$m
924
1,297
Adjusted headline earnings per ordinary share
US cps
239
336
2
Gross proﬁt adjusted for unrealised non-hedge derivatives and other commodity contracts (adjusted gross proﬁt)
$m
2,292
2,624
3
Price received
– Attributable gold sold
000oz
3,953
4,305
– Revenue price per unit
$/oz
1,664
1,576
4
Total cash cost and production cost
– Gold produced
000oz
3,944
4,329
– Total cash cost per unit
$/oz
862
728
– Total production cost per unit
$/oz
1,078
950
5
EBITDA
$m
2,397
3,014
6
Interest cover
times
13
21
7
Equity
– Total equity per statement of ﬁnancial position
$m
5,469
5,166
– Adjusted equity
$m
5,214
5,738
8
Net capital employed
– Adjusted net capital employed
$m
8,390
7,506
9
Net debt
$m
2,061
610
10   Net asset value
US cps
1,573
1,540
11   Net tangible asset value
US cps
1,492
1,485
12   Return on equity
%
18
25
13   Return on net capital employed
%
14
20
14   Market capitalisation
$m
12,025
16,226
15   Average number of employees
– South Africa
34,186
32,082
– Continental Africa
16,621
16,539
– Australasia
494
509
– Americas
7,896
7,389
– Other, including corporate and non-gold producing subsidiaries
6,625
4,723
65,822
61,242

{

GOVERNANCE AND REMUNERATION
GOVERNANCE AND
REMUNERATION
THIS SECTION PROVIDES A BRIEF
OVERVIEW OF THE WAY IN WHICH OUR
GROUP IS GOVERNED AND HOW OUR
BOARD, MANAGEMENT AND EMPLOYEES
ARE REMUNERATED AND REWARDED.
THIS SUMMARY SHOULD BE READ IN
CONJUNCTION WITH THE COMPREHENSIVE
REPORTS TO BE FOUND IN OUR ANNUAL
FINANCIAL STATEMENTS.
}

2012 ANNUAL INTEGRATED REPORT

}
ABRIDGED GOVERNANCE REPORT
AngloGold Ashanti believes that corporate governance is the
bedrock of a sustainable business and consistently applies best practice in managing the affairs of the group. The company’s governance practices are guided by internal policies, external regulations and guidelines, including the Listings Requirements of the JSE, which extend to the King III report on corporate governance, and the requirements of other exchanges on
which the company’s shares are listed.
In terms of the JSE Listings Requirements, the recommendations of King III are duly considered. After a gap analysis and
action plan, the company has applied the principles of King
III, as it continues to reﬁne its governance processes and
procedures. A register showing the company’s compliance
with the principles of King III is available on the website. The company has also implemented the provisions of the South
African Companies Act No 71 and will be proposing a new
Memorandum of Incorporation at a shareholders’ meeting
scheduled for 27 March 2013.
The duties and responsibilities of the company’s unitary board of 12 members are guided by a board charter. The Chairman
of the board is elected annually and is an independent non-
executive director. His performance is assessed every year as well as his independence.
The background and qualiﬁcations of each director are set
out under board and executive management on page 91 of
this report.
New directors are appointed based on recommendations by
the Nominations Committee. One third of the non-executive
directors retire by rotation annually. However, the company’s new Memorandum of Incorporation provides for all directors
to retire by rotation from 2013.
The determination of the independence of directors is in line with the requirements of King III, the Companies Act, the JSE
Listings Requirements, the New York Stock Exchange and
other best practice guidelines. The independence of each
director categorised as independent is assessed annually by
the board using the independence criteria.
When a director has been serving on the board for more than
nine years, such director is subjected to a rigorous test of his independence and performance. The board may conclude that
despite the long tenure, the skills and knowledge of the director are invaluable to the board and his independence of character and judgement are not in any way impaired by the long tenure on the board.
Non-executive directors receive fees for services, committee membership and international travel to attend meetings, as
ﬁxed by shareholders.
The performance of the board and its committees is assessed
both internally and externally and the qualiﬁcations, competence and experience of the company secretary are assessed
annually in accordance with the JSE Listings Requirements. For the 2012 ﬁnancial year, internal assessments were completed
and issues raised would be addressed in the course of 2013.
The performance of the executive directors is assessed by the board annually in line with their contracts of employment.
BOARD COMMITTEES
Eleven subcommittees have been established to assist the
board in discharging its responsibilities. The functioning of the committees is guided by their terms of reference which are
approved by the board and reviewed annually or as required.
During 2012, all committees, except the Executive Committee
were chaired by independent non-executive directors. Post
year-end, the Health and Sustainable Development Committee
is now chaired by a non-executive director.
Board committees include:
•
Executive Committee, chaired by the chief executive ofﬁcer,
is responsible for the day-to-day affairs of the company;
•
Audit and Corporate Governance Committee comprises
four independent non-executive directors. This committee’s
remit is broad and includes a review of the expertise and
experience of the chief ﬁnancial ofﬁcer (CFO), performance
and independence of the auditors, the ﬁnancial results, major litigation reports and a review of any whistle-blowing activities.
At its meeting held on 14 February 2013, the committee
This section describes our approach to
corporate governance. Our full Corporate
Governance Report is available in the
Annual Financial Statements.

{

GOVERNANCE AND REMUNERATION
considered and conﬁrmed that the CFO possesses the
necessary expertise and experience to perform his duties;
•
Nominations Committee assists the board in identifying
and assessing the eligibility of potential directors;
•
Risk and Information Integrity Committee assists the board
in discharging its responsibilities relating to the governance of risk; the management of IT resources; and the integrity
of information;
•
Safety, Health and Sustainable Development Committee
seeks to ensure that operations are conducted in compliance
with company policies in a socially responsible way;
•
Transformation and Human Resources Development
Committee oversees compliance with laws on social
transformation and the development of employees;
•
Remuneration Committee monitors and aligns executive
remuneration with company performance and shareholder
interests, and seeks to maintain remuneration standards
aimed at attracting and retaining a competent executive team;
•
Social, Ethics and Transformation Committee came
into effect on 30 April 2012. The committee assists the
board in discharging its responsibilities as prescribed by
the Companies Act and in terms of the company’s speciﬁc
needs on sustainable development, compliance and ethics,
transformation and localisation;
•
Investment Committee is required to assess individual
capital projects to ensure that investments, divestments
and ﬁnancing proposals are in accordance with AngloGold
Ashanti’s long-term objectives;
•
Financial Analysis Committee is an ad hoc committee that
assists the board in assessing ﬁnancial transactions. This
committee did not meet during 2012; and
•
Party Political Donations Committee is an ad hoc
committee which discharges the responsibilities delegated
to it by the board in terms of the Party Political Donations policy. This committee did not meet during 2012.
BOARD AND COMMITTEE MEETING ATTENDANCE – 2012
The current composition of the board, each committee, the number of meetings held and attended
Director
Board
Audcom
Remcom
R&ll
Nomcom
SE&T
SHSD
THRC
Invcom
TT Mboweni
10/10
–
5/6
–
3/3
–
–
4/4
4/4
FB Arisman
10/10
7/7
6/6
3/4
3/3
–
3/5
–
4/4
M Cutifani
(3)
7/10
–
–
3/4
–
1/1
4/5
4/4
4/4
R Gasant
10/10
7/7
–
4/4
3/3
–
–
–
–
NP January-Bardill
10/10
7/7
–
–
3/3
1/1
5/5
4/4
–
MJ Kirkwood
(1)
5/6
–
2/2
–
1/1              1/1
–
–
1/1
WA Nairn
10/10
–
6/6
4/4
3/3
1/1
5/5
4/4
4/4
Prof LW Nkuhlu
8/10
7/7
6/6
4/4
3/3
1/1
5/5
–
4/4
F Ohene-Kena
5/10
–
–
–
2/3
–
4/5
3/4
–
SM Pityana
10/10
–
5/6
4/4
3/3
1/1
5/5
4/4
4/4
RJ Ruston
(2)
10/10
–
–
2/2
3/3
1/1
3/3
–
2/2
S Venkatakrishnan
10/10
–
–
4/4
–
–
–
–
4/4
(1)
Appointed to the board and Nomcom on 1 June 2012 and Remcom and Invcom on 1 October 2012.
(2)
Appointed to the board and Nomcom on 1 January 2012 and R&II, SHSD and Invcom on 1 June 2012.
(3)
M Cutifani was recused from attending two special board meetings convened to discuss matters relating to the chief executive ofﬁcer and one other meeting, which he was unable to attend owing to an important industry meeting.
Key
Audcom:   Audit and Corporate Governance Committee
Remcom:  Remuneration Committee
R&II:        Risk and Information Integrity Committee
Nomcom:  Nominations Committee
SHSD:      Safety, Health and Sustainable Development
                 Committee
SE&T:       Social, Ethics and Transformation Committee
THRC:      Transformation and Human Resources Development
                 Committee
Invcom:    Investment Committee

2012 ANNUAL INTEGRATED REPORT

}
Prescribed ofﬁcers
In terms of the Companies Act, AngloGold Ashanti has
determined that all members of the Executive Committee are
prescribed ofﬁcers.
The resumés of the prescribed ofﬁcers are disclosed on
page 94 of this document. The remuneration of prescribed
ofﬁcers is reported on an individual basis in the Annual Financial
Statements. In addition the remuneration of the prescribed
ofﬁcers, which includes the three highest paid employees,
other than executive directors, is also individually disclosed, as required by King III.
LEGAL, ETHICAL AND REGULATORY COMPLIANCE
Given the geographical spread of the group, the legal and
regulatory framework is diverse and complex. The group
compliance department plays an essential role in co-ordinating compliance with laws and regulations, standards and
contractual obligations and in assisting and advising the board and management on designing and implementing appropriate
compliance policies and procedures.
In 2012 group compliance undertook a number of activities to enhance the group’s governance. These included:
•
awareness training on the Code of Business Principles and
Ethics (Our Code);
•
the roll-out of anti-bribery and anti corruption training;
•
issue of a global communication on International Anti-
Corruption Day in December emphasising the group’s zero
tolerance for bribery and corruption, and re-afﬁrming its
commitment to the tenth principle of the UN Global Compact
in working against all forms of corruption, including extortion and bribery;
•
revised and introduced new policies and procedures,
including a new anti-bribery and anti-corruption policy as well as a new facilitation and extortion payments policy;
•
further automation of the group’s gifts, hospitality and
sponsorships registers;
•
automation of the group’s conﬂicts of interests registers;
•
further efforts to track compliance with laws, regulations,
standards and contractual obligations (at the country and
group levels); and
•
further assessment of compliance risk in the group.
The head of group compliance attends Audit and Corporate
Governance Committee meetings.
Values and ethics
King III is a valuable guide in the provision of ethical leadership.
Our Code is the deﬁning document explaining AngloGold
Ashanti’s values and ethics. Our Code provides a framework
and sets requirements for the implementation of key corporate governance policies and guidelines. Among other areas it
addresses fraud, bribery and corruption, conﬂict of interests, gifts, hospitality and sponsorships, use of company assets,
privacy and conﬁdentiality, disclosures and insider trading.
The roll-out of Our Code, which started in November 2010,
continued during the past year. An online training platform
was launched in September 2012. Our Code is available in
four languages on www.anglogoldashanti.com, the corporate
intranet and in hard copy.
At the end of December 2012, a DVD was distributed in eight
languages to all regions for roll out during 2013 to employees without access to computers.
Failure to live up to Our Code may result in disciplinary action.
More serious transgressions may result in ﬁnes, jail sentences and other sanctions including suspension of AngloGold
Ashanti’s licence to operate.
Anyone who becomes aware of a violation of Our Code is urged to communicate their concern to his/her line manager, the legal department, human resources or group compliance. There will
be no retaliation towards any employee, director or ofﬁcer who raises a concern in good faith.
The company has promoted its whistleblowing hotline, which
is administered by a third party and provides the opportunity to employees and other stakeholders to report anonymously
on alleged wrongdoing. All reports are investigated and
the outcomes reported to the board through the Audit and
Corporate Governance Committee.
STAKEHOLDER ENGAGEMENT
AngloGold Ashanti values the contribution of all stakeholders and adopts an inclusive approach to stakeholder
engagement. Our stakeholders include, amongst others,
investors, employees, host communities, civil society
groups and governments. There are various mechanisms
through which stakeholders can provide recommendations
to the board, including but not limited to: at the annual
shareholders’ meeting; through the company’s website
and email facilities; at investor meetings and roadshows, at employee forums; and through the whistleblowing facility.
For further discussion on Stakeholder engagement see our
Sustainability Report, page 6.
ABRIDGED GOVERNANCE REPORT continued

{

GOVERNANCE AND REMUNERATION
BOARD AND EXECUTIVE MANAGEMENT
as at 31 December 2012
TT Mboweni
M Cutifani
S Venkatakrishnan
FB Arisman
BOARD
Non-executive chairman
MR TT MBOWENI (53)
BA, MA (Development Economics)
Chairman and independent non-executive director
Tito Mboweni was appointed to the board and as Chairman
on 1 June 2010. He is chairman of the Nominations and
Transformation and Human Resources Development
committees and a member of the Investment, Remuneration
Financial Analysis and Party Political Donations committees.
He has a long and outstanding record of public service.
As Labour Minister from 1994 to 1998, he was the architect
of South Africa’s post-apartheid labour legislation which
today continues to provide the basis for the mutually
respectful labour relationships central to AngloGold
Ashanti’s operational approach in South Africa. He was the
eighth Governor of the South African Reserve Bank from
1999 to 2009, and Chancellor of the University of the North
from 2002 to 2005. He is also non-executive chairman of
Nampak Limited and an international adviser to Goldman
Sachs. He is a founder member of Mboweni Brothers
Investment Holdings. He is also chairman of the fund raising committee of the Nelson Mandela Children’s Hospital and a
trustee and member of the ﬁnance committee of the Thabo
Mbeki Foundation. In December 2012, he was elected as a
member of the National Executive Committee of the African
National Congress.
Executive directors
MR M CUTIFANI (54)
BE (Min. Eng)
Chief executive ofﬁcer
Mark Cutifani was appointed to the board on 17 September
2007 and as Chief Executive Ofﬁcer on 1 October 2007. He
is chairman of the Executive Committee and a member of the
Social, Ethics and Transformation, Safety, Health and Sustainable
Development, Transformation and Human Resources, Party
Political Donation, Risk and Information Integrity and Investment
committees. Mark has considerable experience in gold mining, having been associated with the industry since 1976. He has had responsibility across six countries, mining and marketing more than 25 commodities. Prior to joining AngloGold Ashanti, he held the position of chief operating ofﬁcer at CVRD Inco, a Toronto-
based company, where he was responsible for Inco’s global
nickel business.
MR S VENKATAKRISHNAN (VENKAT) (47)
BCom, ACA (ICAI)
Chief ﬁnancial ofﬁcer
Venkat joined AngloGold Ashanti on 1 July 2004, having been
chief ﬁnancial ofﬁcer at Ashanti Goldﬁelds Company Limited
(Ashanti) until that company’s merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August
2005, is a member of the Executive, Risk and Information
Integrity, and Investment committees, and is invited to attend meetings of the Audit and Corporate Governance Committee.
Venkat has extensive ﬁnancial experience, having been a
director in the reorganisation services division of Deloitte &
Touche in London prior to joining Ashanti in 2000. He is a
member of the audit committee of the World Gold Council
and is a member of the Financial Reporting Investigation
Panel, an advisory panel of the JSE. Venkat led the team that eliminated a 12Moz hedge book at an attractive average price, generating signiﬁcant value for the company. He was also the key executive behind rebuilding the balance sheet through a
series of successful and innovative ﬁnancings that included
debt, convertible debt and equity. His efforts to secure an
international investment grade rating for AngloGold Ashanti
and then to successfully defend that rating after a wave of
industrial unrest in South Africa, have helped AngloGold
Ashanti retain a competitive cost of capital. As the lead
executive on all M&A activity, he has successfully negotiated a series of acquisitions and disposals, including the $1bn sale of the Boddington stake to Newmont and the sale of Tau Lekoa
to Simmer & Jack. (Acquisitions have largely been bolt-on in nature and value accretive.)

2012 ANNUAL INTEGRATED REPORT

}
Non-executive directors
MR FB ARISMAN (68)
BA (Finance), MSc (Finance)
Independent non-executive
Frank Arisman joined the board on 1 April 1998. He is chairman of the Financial Analysis and Investment committees, and a
member of the Safety, Health and Sustainable Development,
Audit and Corporate Governance, Nominations, Risk and
Information Integrity, and Remuneration committees. Frank
has a rich background in management and ﬁnance through his
experiences at JP Morgan, New York, where he held various
positions prior to his retirement.
MR R GASANT (53)
CA (SA)
Independent non-executive
Rhidwaan Gasant was appointed to the board on 12 August
2010 and is chairman of the Risk and Information Integrity
Committee, and a member of the Audit and Corporate
Governance, Nominations and Financial Analysis committees.
He is a former chief executive ofﬁcer of Energy Africa Limited and sits on the board of international companies in the MTN
Group. He is currently chief executive ofﬁcer of Rapid African
Energy Holdings, a start-up oil and gas exploration company
focused on Africa.
MRS NP JANUARY-BARDILL (62)
BA (UBCS) and MA Applied Linguistics (Essex, UK)
Independent non-executive
Nozipho January-Bardill was appointed to the board on
1 October 2011. She chairs the Social, Ethics and
Transformation Committee and is a member of the Audit
and Corporate Governance, Safety, Health and Sustainable
Development, Party Political Donations, Nominations
and Transformation and Human Resources Development
committees. She recently retired from the MTN Group where
she served on several of the company’s subsidiary boards and was an executive director on its main board. She is a former
South African Ambassador to Switzerland, Lichtenstein and
the Holy See, and former Deputy Director General, Human
Capital Management, and Head of the Foreign Service
Institute in the then Department of Foreign Affairs (now the
Department of International Relations and Co-operation). She is the founder and executive director of Bardill & Associates, a consulting company focusing on strategic communications,
high-level government relations and stakeholder management.
She also serves on the boards of Credit Suisse Securities,
Johannesburg, Multi Motion Fuels (Pty) Ltd and the Health and
Welfare SETA which she chairs. She was reappointed to the
United Nations Expert Committee on the Elimination of Racial
Discrimination, Xenophobia and Related Intolerances for the
period 2012-2016.
MR MJ KIRKWOOD (65)
AB, Stanford, Engineering Econosystems Management
Independent non-executive
Michael Kirkwood joined the board on 1 June 2012 and is a
member of the Investment, Remuneration, Social, Ethics and
Transformation and Nominations committees. He is a highly
experienced and respected former international banker, having worked at the highest levels of Citigroup during his 30-year career with the bank. He is currently chairman of Circle Holdings plc, sits on the boards of UK Financial Investments Ltd and
Eros International plc, and is senior advisor (former chairman)
of Ondra Partners LLP.
MR WA NAIRN (68)
BSc (Mining Engineering)
Independent non-executive
Bill Nairn was appointed to the board in 2000 as an alternate director and on 16 May 2001 as a permanent non-executive
director. He chairs the Remuneration Committee and is a member of the Safety, Health and Sustainable Development; Transformation
and Human Resources Development; Investment; Party Political
Donations; Risk and Information Integrity; Nominations and Social,
Ethics and Transformation committees. Bill, a mining engineer, has considerable technical experience, having been the Group
Technical Director of Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling-
R Gasant
NP January-Bardill
MJ Kirkwood
WA Nairn
BOARD AND EXECUTIVE MANAGEMENT continued
as at 31 December 2012

{

GOVERNANCE AND REMUNERATION
LW Nkuhlu
F Ohene-Kena
SM Pityana
RJ Ruston
off period, he is now considered an independent non-executive director of AngloGold Ashanti.
PROF LW NKUHLU (68)
BCom, CA (SA), MBA (New York University)
Independent non-executive
Wiseman Nkuhlu was ﬁrst appointed to the board on 4 August
2006 and resigned on 30 April 2009. He was reappointed
on 1 June 2009. He is chairman of the Audit and Corporate
Governance Committee and also serves as a member
of the Financial Analysis, Investment, Nominations, Risk
and Information Integrity, Safety, Health and Sustainable
Development, Social, Ethics and Transformation, Party Political
Donations, and Remuneration committees. Wiseman, a
respected South African academic, educationist, professional and business leader, served as Economic Adviser to the
former President of South Africa, Mr Thabo Mbeki, and as
Chief Executive of the Secretariat of the New Partnership
for Africa’s Development (NEPAD) from 2000 to 2005. From
1989 to 2000, he served as director to a number of major
South African companies, including Standard Bank, South
African Breweries, Old Mutual, Tongaat Hulett, BMW and
JCI. Wiseman was President of the South African Institute of
Chartered Accountants from 1998 to 2000, and Principal and
Vice Chancellor of the University of Transkei from 1987 to 1991.
He was elected President of the Geneva-based International
Organisation of Employers (IOE) in May 2008 for a period of
two years. He is currently a member of the board of directors of Datatec Limited, Rothschild SA and the Ethics Institute of
South Africa. He serves on the Audit and Risk Committee of
Datatec Limited and is a trustee of the International Financial
Reporting Standards Foundation.
MR F OHENE-KENA (76)
MSc Engineering, DIC and ACSM
Independent non-executive
Ferdinand (Fred) Ohene-Kena was appointed to the board
on 1 June 2010. He is the former Ghanaian Minister of
Mines and Energy and is currently a member of the Ghana
Judicial Council. He is the Chairman of the Ghana Minerals
Commission and is a member of the President’s Economic
Advisory Council. Fred is a member of the Safety, Health
and Sustainable Development, Transformation and Human
Resources Development, Party Political Donations and
Nominations committees.
MR SM PITYANA (53)
BA (Hons) (Essex), MSc (London); Dtech (Honoris) (Vaal
University of Technology)
Independent non-executive
Sipho Pityana joined the board on 13 February 2007. He is
chairman of the Safety, Health and Sustainable Development
Committee and a member of the Remuneration, Party Political
Donations, Investment, Nominations, Financial Analysis, Risk
and Information Integrity, Social, Ethics and Transformation,
and the Transformation and Human Resources Development
committees. Sipho has extensive experience in management
and ﬁnance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labour and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a signiﬁcant investor in mining,
engineering, infrastructure and logistics, and AngloGold
Ashanti’s BEE partner. He serves as a non-executive director on the boards of several other South African companies.
MR RJ RUSTON (62)
MBA, Business; BE (Mining)
Independent non-executive
Rodney Ruston was appointed to the board on 1 January 2012.
He is a member of the Investment, Safety, Health and Sustainable
Development, Risk and Information Integrity, Nominations and
the Social, Ethics and Transformation committees. Rodney, a
mining engineer, has over 35 years of experience in the resources industry. He is currently the chief executive of County Coal
Limited, an Australian-listed company which he joined in June
2012. He was previously chief executive ofﬁcer and president of

2012 ANNUAL INTEGRATED REPORT

}
BOARD AND EXECUTIVE MANAGEMENT continued
as at 31 December 2012
I Boninelli
CE Carter
RN Duffy
GJ Ehm
North American Energy Partners Inc., a large Canadian mining and construction contracting company listed on the NYSE and
the TSX.
EXECUTIVE COMMITTEE
In addition to Mark Cutifani and Venkat, the following people were members of our Executive Committee in 2012.
MS I BONINELLI (56)
MA (Psychology), Post Graduate Diploma in Labour Relations
Executive Vice President – People and Organisational
Development
Italia Boninelli joined AngloGold Ashanti on 15 October
2010 as Senior Vice President: Human Resources, Strategy
and Change Management and on 1 December 2011
was appointed to the Executive Committee where she is
responsible for the company’s people strategy, transformation and change management initiatives. Italia has more than
25 years’ experience in human resources, marketing
communications, customer relationship management and
business transformation in a variety of industries including mining, manufacturing, healthcare and banking. She is a
registered industrial psychologist with the Health Professions
Council of South Africa, holds a masters degree in psychology and a postgraduate diploma in labour relations.
DR CE CARTER (50)
BA (Hons), DPhil, EDP
Executive Vice President – Colombia and Investor
Relations
Charles Carter has worked in the mining industry in South
Africa and the Americas since 1991 in a range of corporate
roles with Anglo American Corporation, RFC Corporate
Finance and AngloGold Ashanti. In 2012, he took on executive responsibility for the company’s business in Colombia. Prior to this he was Executive Vice President – Business Strategy, and was responsible for corporate strategy and business
planning, risk management, Project One implementation and
corporate human resources. He retains accountability for
AngloGold Ashanti’s investor relations and ﬁnancial public
relations activities.
MR RN DUFFY (49)
BCom, MBA
Executive Vice President – Continental Africa
Richard Duffy joined Anglo American in 1987 and in 1998
was appointed executive ofﬁcer and managing secretary of
AngloGold. In November 2000, he was appointed head of
business planning and in 2004 assumed responsibility for
all new business opportunities globally. In April 2005, this role was expanded to include greenﬁeld exploration. He
was appointed to the Executive Committee in August 2005.
Richard was appointed Executive Vice President – Continental
Africa in July 2008.
MR GJ EHM (56)
BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia
Graham Ehm has, since 1979, gained diverse experience
in mine operations and project management, covering the
nickel, phosphate, copper, uranium and gold sectors. He
was appointed General Manager Sunrise Dam Gold Mine in
2000, Regional Head – Australia in 2006 and Executive Vice
President – Australasia in December 2007. He assumed the
role of Executive Vice President – Tanzania on 1 June 2009 and
during August 2010, resumed the position of Executive Vice
President – Australasia.
MR RW LARGENT (52)
BSc (Min. Eng), MBA
Executive Vice President – Americas
Ron Largent has more than 30 years’ experience in the mining industry in both domestic and international operations as
well as project management. He has served on the Board
of Directors of the Colorado Mining Association, the Nevada
Mining Association and the California Mining Association. He
joined the company in 1994 as manager of gold operations for

{

GOVERNANCE AND REMUNERATION
RW Largent
MD MacFarlane
D Noko
MP O’Hare
CC&V. He was named vice president and general manager of
the Jerritt Canyon Joint Venture in 2000 and of CC&V in 2002.
In January 2007, he was named Vice President for the North
America Region and was appointed Executive Vice President:
Americas in December 2007.
MR MD MacFARLANE (56)
Executive Vice President – Business Strategy
Mike MacFarlane was appointed as a consultant responsible
for leading the South Africa Region’s Technology Innovation
Consortium and drive to a new deep level mining paradigm
in South Africa. He was appointed Executive Vice President
– Business Strategy on 11 June 2012 and is accountable for
business strategy and planning, risk management and Project
ONE, while also retaining a strategic guiding role for the South
Africa Region’s technology innovation project. Mike has a broad global mining experience, having previously been responsible for Vale’s Canadian mining operations, while also working on developing its sustainability approach. He has also worked in
Australia with Mount Isa Mines.
MR D NOKO (55)
MBA; Post Graduate Diploma in Company Direction;
Higher National Diploma – Engineering
Executive Vice President – Social and Sustainable
Development
David Noko joined the group on 15 June 2012 and assumed
responsibility for social and sustainable development. The
sustainability portfolio incorporates employee and community health and safety, environmental care, community development, global security, human rights and public affairs. Prior to joining
AngloGold Ashanti, David served as the managing director
of his consulting ﬁrm, Cela Corp (Pty) Limited. He also held a host of directorships in JSE listed companies and was until recently Deputy Chairman of the board of Harmony Gold
Mining Company Limited. He has strong local and international business leadership knowledge and experience acquired
through operating across various business platforms both within and outside the mining industry. His career includes, among
others, the role of managing director, De Beers Consolidated
Mines Ltd; Vice President, Chamber of Mines of South Africa;
Chief Executive Ofﬁcer, Air Chefs (Pty) Ltd and senior positions at Pepsi Cola international and South African Breweries Ltd. He is a member of the South African Institute of Directors.
MR MP O’HARE (53)
BSc Engineering (Mining)
Executive Vice President – South Africa Region
Mike O’Hare joined Anglo American in 1977 and has held
several positions at various gold mining operations within the group. His roles have included General Manager of Kopanang
(1998), Great Noligwa (2003), Head of Mining and Mineral
Resource Management for Underground African Mines
(2006), Vice President: Technical Support for South African
Mines (2008), Senior Vice President: Operations and Business
Planning for South Africa Region (2010) and, in 2011, he was
appointed Executive Vice President – South Africa Region.
MR AM O’NEILL (55)
BSc (Mining Engineering), MBA
Executive Director – Business and Technical
Development
Tony O’Neill joined AngloGold Ashanti in July 2008 as Executive
Vice President – Business and Technical Development,
having consulted to the company prior to this on its asset
portfolio strategy. He is a mining engineer with an MBA from the University of Melbourne. His extensive career in mining, predominantly in the gold sector, has spanned almost 35
years, including his previous role as executive in charge of operations at Newcrest Mining and before that as the executive in charge of the gold business of Western Mining Corporation.
Tony is a recognised global business and technical expert in the mining industry. He has led strategy development and
delivery of signiﬁcant turnarounds in large, complex and
geographically diverse mining businesses, capitalising on his deep understanding of the resources sector, its inputs, and
conditions for success. As Executive Vice President – Business and Technical Development, Tony has had full accountability

2012 ANNUAL INTEGRATED REPORT

}
BOARD AND EXECUTIVE MANAGEMENT continued
as at 31 December 2012
AM O’Neill
ME Sanz Perez
YZ Simelane
for a wide global portfolio ranging from exploration, innovation and improvement, strategy, mergers and acquisitions, asset
management, business knowledge and information technology,
supply chain and safety and the environment.
MS ME SANZ PEREZ (47)
BCom LLB, H Dip Tax, Admitted Attorney
Group General Counsel and Company Secretary
Maria (Ria) Sanz Perez joined AngloGold Ashanti in June 2011 having previously worked in a number of industries and major corporate organisations. She has held legal roles at Investec
Bank, Basil Read, Afrox and Sappi. She was also Group Head
of Sustainability at Sappi. She is responsible for group legal services as well as compliance and was appointed Company
Secretary in September 2012.
MS YZ SIMELANE (47)
BA LLB, FILPA, MAP, EMPM
Senior Vice President – Corporate Affairs
Yedwa Simelane joined AngloGold in November 2000 as
Managing Secretary to the board and Executive Committee.
Prior to joining, she worked in ﬁnancial services and gained experience in the retirement funding industry. She was
appointed an executive ofﬁcer in May 2004 and Vice President
– Government Relations in July 2008. She is currently Senior
Vice President – Corporate Affairs, a position she assumed in
November 2009, with responsibility for government relations, corporate communications, marketing and the group’s
sustainability reporting.
CHANGES DURING THE YEAR AND
SUBSEQUENT TO YEAR-END
During the year
The following movements in the Board of Directors, the Executive
Committee and the position of company secretary took place
during the period 1 January 2012 to 31 December 2012:
•
RJ Ruston was appointed to the board with effect from
1 January 2012;
•
MJ Kirkwood was appointed to the board with effect from
1 June 2012;
•
RL Lazare retired from the Company and as a member of the
Executive Committee with effect on 31 March 2012;
•
MD MacFarlane was appointed Executive Vice President –
Business Strategy and a member of the executive committee
with effect from 11 June 2012;
•
D Noko was appointed Executive Vice President – Social and
Sustainable Development and a member of the executive
committee on 15 June 2012;
•
L Eatwell retired as company secretary with effect from
1 September 2012; and
•
ME Sanz Perez, Group General Counsel was appointed
company secretary with effect from 1 September 2012.
Subsequent to year-end
The following movements took place post year-end:
•
Mark Cutifani, Chief Executive Ofﬁcer, resigned with effect
from 31 March 2013.
•
Sipho Pityana was reclassiﬁed as a non-executive director
with effect from 19 February 2013.
•
Until a new Chief Executive Ofﬁcer is appointed, the board
has asked Chief Financial Ofﬁcer, Srinivasan Venkatakrishnan, and Executive Vice President: Business and Technical
Development, Tony O’Neill, to act as joint interim Chief
Executives. Venkat will be responsible for all ﬁnance and
corporate functions and Tony for all operations, projects
(including ERP and procurement) and technical functions.
•
Tony O’Neill was appointed an executive director to the
board with effect from 20 February 2013.

{

GOVERNANCE AND REMUNERATION
EMPLOYMENT
AngloGold Ashanti is a signiﬁcant employer in many of the
regions in which we operate. In 2012, the group employed,
on average, 65,822 people, 73% of whom were full time
employees and 27% contractors. This is a 7% increase in the
number of people employed, from 61,242 employees in 2011
and is due primarily to the build-up of projects for example
Tropicana in Australia. Further increases of this proportion are not expected for 2013.
HUMAN RIGHTS
We seek to be a fair and equitable employer, providing meaningful opportunities to employees, irrespective of origin, gender, race or disability. At all times we uphold the International Labour
Organization’s Declaration on the Fundamental Principles and
Rights at Work, and abide by country-speciﬁc legislation and practice. Our approach to human rights is discussed on page 41 of our Sustainability Report, www.aga-reports.com.
We recognise employees’ rights to freedom of association
and collective bargaining. At the end of 2012, some 91.5% of our employees were either members of a union or catered for
through collective bargaining agreements. Collective bargaining agreements are not the norm in the United States or Australia, although a high level of employee participation in the affairs of the company is encouraged.
LABOUR RELATIONS
Flowing from the unprocedural strikes and related violent conﬂict which afﬂicted the sector and country during the year, our South
African gold operations experienced a number of unprocedural strikes and some protest action in late 2012. The strikes and protest action at our operations were resolved without serious injury, at a time when many of our peers experienced violence.
There was however a signiﬁcant impact on production.
See page 30 of our Sustainability Report for further details,
www.aga-reports.com /12/strike-in-sa.
SKILLS SHORTAGES
Global skill shortages persist, particularly in the mining and resources sector and in the countries and regions in which
we operate, extensive programmes are in place to attract,
develop, retain and engage potential and current employees.
Our approach is a holistic one, using the System for People, which forms part of our business improvement programme,
Project One. We address this in our Sustainability Report on page 28, www.aga-reports.com.
DIVERSITY
As a global company, AngloGold Ashanti is committed to
promoting diversity amongst our workforce. Policies are in place to protect employees from prejudice and in some countries to promote the advancement of certain groups of employees.
These include women, disabled employees, indigenous people
and historically disadvantaged employees.
While the advancement of women is a focus in all our regions, our Australasian Region has made the best progress in the
representation of women, with the percentage of women in
the workforce rising from 29% in 2011 to 40% in late 2012.
At the end of 2012, women made up 12% of our permanent
employees, 18% of our management, 23% of our executive
and 8% of our board.
MINING CHARTER
The South African Mineral and Petroleum Resources
Development Act (MPRDA) and the Broad-based Socio-
Economic Empowerment Charter for the South Africa Mining
Industry (Mining Charter) requires, among other things, that mining companies ensure that 40% of management is made
up of historically disadvantaged South Africans (HDSAs) by
2014, and that 10% of employees in mining are women, by
2014. AngloGold Ashanti has plans in place to achieve and
exceed these targets, which are speciﬁed in our Social and
Labour Plans (SLPs), prepared in compliance with the Mining
ABRIDGED REMUNERATION REPORT
In 2012, the group employee
turnover level stood at 7.0%,
which is a decrease from the
8.6% level reported in 2011.

2012 ANNUAL INTEGRATED REPORT

}
Charter. At the end of 2012, our South African region reported that 46.3% of our management were HDSAs, and 14% of our
employees were women.
EMPLOYMENT OF LOCALS
We remain committed to providing employment in the countries and regions in which our operations and projects are located and recognise that it is incumbent on us to identify and develop the requisite skills and potential for both our existing operations and those we plan to implement in the future.
The progressive employment of local nationals is referred to as localisation, and is of particular relevance in the Continental
Africa Region. This process is aimed at ensuring equitable
representation of local national employees at all levels of work at business units and mine sites. Each site in the Continental
Africa Region has targets, schedules and resources
speciﬁcally in respect of processes to develop and promote
the internal supply of local skills and is done in accordance with regulations and agreements. Expatriates are employed to satisfy the demand for certain categories of skilled employees should there be a lack of local nationals in these areas. Given the work required on new projects, the number of expatriates in the Continental Africa Region has increased marginally
year-on-year.
REMUNERATION PHILOSOPHY AND POLICY
AngloGold Ashanti’s Remuneration Policy is designed to allow us to compete in a global market where growth and scarcity of key skills remains an obstacle. The focus is therefore to attract and retain these key skills whilst recognising that cost and shareholder value are fundamental drivers of the policy delivery.
A holistic remuneration approach is followed which includes
guaranteed pay (comprising base pay and beneﬁts) and variable pay (which is separated into short-term incentives and long-
term incentives). All elements play a key role in attracting and retaining our people. To support this philosophy we therefore:
•
align the behaviours and performance of our senior
management and executives with the strategic goals of the
organisation, by offering competitive incentive plans with
performance goals in place that ensure that their interests
are aligned with those of shareholders;
•
benchmark our executive remuneration against a comparator
group of global and South African mining and multi-national
companies. The comparator group is reviewed annually to
ensure that it continues to be appropriate;
•
continue to encourage the development of our employees to
meet our business needs;
•
ensure that our employees share in the success of our
company; and
•
continue to ensure that the correct governance frameworks
are applied to all decisions and practices around remuneration in AngloGold Ashanti.
We endeavour to ensure that both the needs of our employees
and those of the shareholders are aligned to deliver the best results in terms of both attracting and retaining the skills required.
Details of the AngloGold Ashanti Remuneration Policy can
be seen in the Remuneration Report in the Annual Financial
Statements – www.aga-reports.com.
REMUNERATION COMPONENTS
Short-term incentive
The short-term incentive, known as the Bonus Share Plan (BSP)
is part of the variable element of the total reward package. The
BSP is designed to reward the eligible employees for the overall annual performance of the company. It consists of an annual
performance-based cash incentive bonus and a matching
share award (equity bonus) with deferred vesting. The vesting is over a two-year period, with 40% vesting after 12 months,
60% vesting after 24 months and an additional 20% retention
award for remaining in service and holding the shares for a full
36 months. From 2013 the structure will be changed. Details
can be seen in the Remuneration report in the Annual Financial
Statements 2012.
The calculation of the performance score for the year is based on the individual as well as the company or business performance for the period under assessment. Once the performance is
measured it is then allocated to the employees by their job level in the organisation (this determines the target and maximum
allocations an individual is able to achieve).
Long-term incentive
All executives and senior managers participate in the long
term incentive plan (LTIP). The objective of the LTIP is to align the interests of the company, shareholders and executive
management over the medium to long term.
In terms of the LTIP, the manager is granted the right to receive shares in the company, subject ﬁrstly to company performance conditions achieved over speciﬁc performance periods and
secondly to continued employment within the group. The LTIP
has a three-year vesting period from the date of grant. The value of the awards that may be granted under the LTIP is based on a percentage of base salary. Refer to the Remuneration Report for further details.
REMUNERATION OF VARIOUS
EMPLOYEE CATEGORIES
Remuneration as it applies to the board
The approach is to target the non-executive directors’ fees at the median of the South African markets and the lower quartile of the global markets. In order to accomplish this, an annual bespoke survey is conducted for the non-executive directors
by GRS/Mercer. In addition, the PwC Non Executive Survey
is used from a South African perspective. The Remuneration
Committee recommends increases to non-executive director
ABRIDGED REMUNERATION REPORT continued

{

GOVERNANCE AND REMUNERATION
fees, which are then approved at the annual general meeting.
Non-executive directors do not participate in any share or
incentive schemes.
Remuneration as it applies to executive
directors and executive committee members
The remuneration of our executives is benchmarked against
a global group of comparators. Each individual executive’s
personal role and performance, within the context of a
company of the size and complexity of AngloGold Ashanti, is
reviewed annually against the benchmark group from a base
pay, beneﬁts, guaranteed pay and variable pay perspective.
The 2012 bespoke benchmark survey was completed by
GRS/ Mercer. For the 2013 annual increases (awarded effective from January 2013) the comparator group has been modiﬁed,
following shareholder feedback, to a slightly smaller peer group of companies (11) that are closer aligned with AngloGold
Ashanti in size and geographic spread.
Each executive’s role is individually sized to ensure the best match possible. The comparison is conducted against the
same or similar roles irrespective of place of work (but including a review of purchasing power parity between countries). Given that most organisations do not match by the same internal
stratum-based system used in AngloGold Ashanti, we match
each of the executive roles based on their individual role
descriptions, using the Mercer Survey methodology known
as International Position Evaluation (IPE). These roles are then matched directly with the survey participant data individually by doing direct market role comparisons.
The IPE system assists in comparing the data across different company sizes and the data can be analysed to a detailed
level. When measuring the company and the job size the IPE
methodology takes into consideration, turnover, number of
employees, value chain, impact (inclusive of the organisation size), communication, innovation and knowledge.
Once each component of remuneration (base salary, short-
term incentives, long-term incentives and beneﬁts) is analysed and compared with the benchmarks a proposal is made on the
ﬁxed and variable components within the frameworks and rules of the schemes that AngloGold Ashanti operates in.
The Remuneration Committee sanctions all increases and
incentives for the executives; these are then approved by the board. Executives participate in the BSP and LTIP schemes
up to the maximums as indicated in the Remuneration report.
Remuneration as it applies to managers
Salaries of managers and senior managers are benchmarked
primarily against the local markets although for scarce skills and senior management roles with global scope, the global
market comparisons are used. Our salary benchmarks are
generally targeted at the market median, but where there is
a shortage of specialist and/or key technical skills salaries higher than the benchmark median may be paid, targeting up
to the 75th percentile.
Managers participate in the BSP and senior managers
participate in the BSP and LTIP. In some instances, management level staff, on mines, participate in production bonuses (typically paid quarterly). Where these bonuses are paid to management
level employees, these managers will receive the matching
allocation of BSP shares.
AngloGold Ashanti’s remuneration to employees consists of guaranteed and at-risk elements as illustrated below:
Pay elements
on offer
Goals and outcomes
Guaranteed vs
at-risk pay
Base pay
For the attraction and retention of key employees
Performance based pay and internal equity
Aligned to appropriate benchmarks (local and global) and pitched at the
50th percentile of market
Guaranteed pay
Beneﬁts
Aligned to global and local benchmarks (internal and external)
Legislatively compliant
Enhance our employee value proposition
Short-term
incentives
Company performance (both ﬁnancial and non-ﬁnancial e.g. safety)
Business unit performance (e.g. production)
Individual performance
At-risk pay
Long-term
incentives
Aligning company, individual and shareholder goals
Measured against company performance
Retention

2012 ANNUAL INTEGRATED REPORT

}
Remuneration as it applies to all employees
(non-managerial)
Salaries for employees (non-managerial) are benchmarked
against the local markets. Our salary benchmarks are targeted at the market median; where there is a shortage of specialist and/or key technical skills, payment is higher than the
benchmark median, targeting up to the 75th percentile.
Employees falling within the bargaining unit receive the salary increase negotiated with employee representatives/trade
unions or multi-employer agreements. The remainder of our
staff receive increases in line with the market and prevailing CPI for the respective country that they reside in.
Short-term incentives are linked to production at local sites.
The non-managerial employees at corporate ofﬁce are awarded
cash bonuses in line with the BSP short term incentive cash
bonus scheme but no matching shares are awarded.
PERFORMANCE AND REMUNERATION
The board approves the annual performance targets for the
company. The Remuneration Committee in turn approves the
cascaded performance targets related directly to the short and long-term incentive schemes.
Individual performance
Performance management is a sub-system of the System
for People and is a managerial accountability. Although each employee is accountable for his/her own personal effectiveness in the role, managers need to ensure that their subordinates are clear about the accountabilities on which they will be assessed and that they receive the necessary feedback and coaching
to enable them to maximise their effectiveness in the role.
Employees must also be recognised and rewarded for their
contributions to company success.
The annual reviewing of individual performance against agreed performance objectives and the setting of new objectives for the next review period must be completed for each employee
by his/her manager. Planned general accountabilities cross
functional working relationships and task assignments all need to be reviewed; recorded into role descriptions; signed off by employees; and submitted to Human Resources.
There are informal and on-going performance assessments
of an employee by his/her manager. Managers are required to
continuously appraise subordinates in terms of their approach to work, while providing feedback, also within an on-going
working dialogue, to both improve performance in the role and ensure goal alignment.
Where applicable, coaching takes place in order to provide
subordinates with guidance to improve their performance
in-role.
In terms of the formal annual review process managers are
required to evaluate the overall personal effectiveness of
subordinates for the period of review. It is during this process that performance is equilibrated by the manager-once-
removed; and appropriately recognised and rewarded.
Remuneration of mobile skills
Being a global organisation with a requirement for specialist skills AngloGold Ashanti utilises a skilled workforce with
members who are globally mobile to service the organisation
primarily in remote locations or areas where the skill set is not available locally. The mobile workforce is tasked to develop and grow skills locally (localisation).
The mobile workforce is given expatriate beneﬁts including
housing, schooling, international medical aid, international pension funds (where appropriate) and home leave trips in line with the nature of the assignment that they are on, the duration and the location where they are based.
EMPLOYEE SHARE OWNERSHIP PLAN
On the 12 December 2006, AngloGold Ashanti announced the
ﬁnalisation of the Bokamoso Employee Share Ownership Plan
(Bokamoso ESOP) with the National Union of Mineworkers
(NUM), Solidarity and United Association of South Africa (UASA).
The Bokamoso ESOP creates an opportunity for AngloGold
Ashanti Limited and the unions to ensure a closer alignment of the interest between South African based employees and the
company, and the seeking of shared growth solutions to build partnerships in areas of shared interest.
Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.
Between the December 2006 launch date and December 2012,
a total of R394.67m ﬂowed to members of the Bokamoso
ESOP. Of this, R21.84m was paid in dividends, R316.55m
as a consequence of the vesting of free and loan shares, and
R56.28m due to the proceeds of a rights issue in 2009.
ABRIDGED REMUNERATION REPORT continued

{

OUTLOOK
OUTLOOK
THIS SECTION PROVIDES SOME INSIGHT
INTO THE FUTURE PROSPECTS OF THE
GROUP, AND OUR PLANS FOR CLOSURE.
SEE THE COMMENT ON ‘FORWARD-
LOOKING STATEMENTS’ ON PAGE 1.
}

2012 ANNUAL INTEGRATED REPORT

}
AngloGold Ashanti’s attributable gold production for 2013 is estimated at between 4.1Moz and 4.4Moz. This forecast takes
into account the planned mill change-out at Geita, operational issues experienced at Obuasi, and the start of production at
Tropicana in the third quarter of 2013.
Total cash costs are forecast to be between $815/oz and
$845/oz.
Both production and total cash costs estimates will be reviewed quarterly, in light of any safety related stoppages that might be experienced in South Africa and any other unforeseen factors.
For 2013, capital expenditure is anticipated to be about
$2.10bn, compared to $2.15bn in 2012. Included in capital
expenditure guidance for 2013 is qualiﬁed deferred stripping costs of $118m.
AngloGold Ashanti may not be able to reach these targets.
Refer to the forward-looking statements on page 1 of this
report and to the document entitled “Risk factors related to
AngloGold Ashanti’s suite of 2012 reports” which is available on AngloGold Ashanti’s online corporate report website,
www.aga-reports.com and is incorporated by reference into
this Annual Integrated Report.
This one-year forecast assumes the existing asset base with
no changes to the portfolio. AngloGold Ashanti is currently
engaged in a portfolio review which may impact on this forecast.
ONE-YEAR FORECAST – 2013
2013 production target of 4.1Moz to 4.4Moz.
FORECAST
For the year ending 31 December 2013
Production
000oz
Expected total cash
cost $/oz
(1)
Capital expenditure
$m
(2)
South Africa
1,331 – 1,429
777 – 805
506
Continental Africa
1,375 – 1,476
911 – 945
722
Americas
977 – 1,048
669 – 694
503
Australasia
417 – 447
949 – 984
320
Other
–
–
49
AngloGold Ashanti
4,100 – 4,400
815 – 845
2,100
(1)
Based on the following assumptions: R8.75/$, $1.02/A$, BRL2.00/$ and Argentinean peso 5.00/$; Brent crude at $113 per barrel.
(2)
Capital expenditure is managed in line with earnings and cash ﬂows and may ﬂuctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.
Other illustrative estimates
Outlook 2013
Depreciation and amortisation
$1,050m
Corporate, marketing and capacity building costs
$240m
Expensed exploration and study costs (including equity-accounted associates and joint ventures)
$377m
Interest and ﬁnance costs (income statement)
(3)
$250m
Interest and ﬁnance costs (cash ﬂow)
$190m
Number of shares qualifying for basic EPS at 31 December 2012
387m
In September 2013 the mandatory convertible bonds are due for conversion into equity of 18.14m shares at the current share price.
Weighted average number of shares qualifying for basic EPS for the year ended 31 December 2013.
392m
(3)
Includes coupon on mandatory convertible bonds.

{

OUTLOOK
MINERAL RESOURCE AND ORE RESERVE
– Summary
The AngloGold Ashanti Mineral Resource and Ore Reserve are
reported in accordance with the minimum standards described
by the Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves (JORC Code, 2004
Edition), and also conform to the standards set out in the
South African Code for the Reporting of Exploration Results,
Mineral Resources and Mineral Reserves (The SAMREC Code,
2007 edition). Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated.
AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on an active, well-deﬁned brownﬁelds exploration
programme, innovation in both geological modelling and mine
planning and continual optimisation of its asset portfolio.
MINERAL RESOURCE
The total Mineral Resource increased from 230.9Moz in
December 2011 to 241.5Moz in December 2012. A gross
annual increase of 15.8Moz occurred before depletion while the net increase, after allowing for depletion, is 10.7Moz. Changes in economic assumptions from December 2011 to December
2012 resulted in a 1.2Moz increase to the Mineral Resource,
whilst exploration and modelling resulted in an increase of
14.4Moz. Depletion from the Mineral Resource for the year
totalled 5.1Moz. The acquisition of the remaining 50% of Serra
Grande and the purchase of Mine Waste Solutions added a
total of 3.8Moz to the Mineral Resource. A decrease of 3.7Moz resulted from various other factors.
The Mineral Resource has been estimated at a gold price of
$2,000/oz (2011: $1,600/oz).
Inclusive Mineral Resource
Moz
Mineral Resource as at 31 December 2011
230.9
Reductions
Great Noligwa
Revisions due to reduced likelihood of eventual extraction
(2.8)
Obuasi
Revised estimates of historic mining
(2.0)
CC&V
Combination of increased costs and revised metallurgical recoveries
(1.1)
Kopanang
Negative exploration results and depletion
(1.0)
Other
Total of non-signiﬁcant changes
(1.9)
Additions
Tropicana
Reporting of Havana as an open pit Mineral Resource
1.0
Mponeng
Revised geological modelling of the Ventersdorp Contact Reef
1.3
La Colosa
Exploration success
10.6
Other
Total of non-signiﬁcant changes
2.6
Acquisitions
Serra Grande
Acquisition of the remaining 50% of the operation
1.2
Mine Waste Solutions
Acquisition of Mine Waste Solutions
2.7
Mineral Resource as at 31 December 2012
241.5
Rounding of ﬁgures may result in computational discrepancies.
We at AngloGold Ashanti continue to actively drive the
creation of value by continually growing our Mineral
Resource and Ore Reserve.

2012 ANNUAL INTEGRATED REPORT

}
ORE RESERVE
The AngloGold Ashanti Ore Reserve declined from 75.6Moz in December 2011 to 74.1Moz in December 2012. A gross annual increase of 3.2Moz occurred before depletion of 4.7Moz. The decrease net of depletion was therefore 1.5Moz. Changes in economic assumptions from 2011 to 2012 resulted in a reduction of 0.6Moz to the Ore Reserve, while exploration and modelling resulted in an increase of 0.6Moz. The acquisition of the remaining 50% of Serra Grande and Mine Waste Solutions added a further
2.8Moz. The remaining increase of 0.4Moz resulted from various other factors.
The Ore Reserve has been calculated using a gold price of $1,300/oz (2011: $1,100/oz).
Ore Reserve
Moz
Ore Reserve as at 31 December 2011
75.6
Reductions
Kopanang
Depletion and minor model revision
(1.4)
Obuasi
Revised mine planning parameters and geotechnical review
(0.9)
Great Noligwa
Economic driven reduction of underground mining footprint
(0.7)
Other
Total non-signiﬁcant changes
(2.7)
Additions
Kibali
Open pit increase due to additional metal deﬁned by grade control drilling
0.4
Geita
Positive economic changes
0.7
Other
Total non-signiﬁcant changes
0.3
Acquisitions
Serra Grande
Purchase of remaining 50% of the operation
0.4
Mine Waste Solutions
Purchase of Mine Waste Solutions
2.4
Ore Reserve as at 31 December 2012
74.1
Rounding of ﬁgures may result in computational discrepancies.
By-products
Several by-products are recovered as a result of the processing of gold Ore Reserve. These include 73,492t of uranium oxide
from the South African operations, 439,564t of sulphur from
Brazil and 40.7Moz of silver from Argentina.
Competent persons
The information in this report relating to exploration results,
Mineral Resource and Ore Reserve is based on information
compiled by the Competent Persons. The Competent Persons’
consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve information in this report, in the form and
context in which it appears.
During the past decade, the company has developed and
implemented a rigorous system of internal and external reviews of Exploration Results, Mineral Resource and Ore Reserve.
A documented chain of responsibility exists from the Competent
Persons at the operations to the company’s Mineral Resource
and Ore Reserve Steering Committee. Accordingly, the
Chairman of the Mineral Resource and Ore Reserve Steering
Committee, VA Chamberlain, MSc (Mining Engineering), BSc
(Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold
Ashanti and is satisﬁed that the Competent Persons have fulﬁlled their responsibilities.
A detailed breakdown of Mineral Resource and Ore Reserve
and backup detail is provided on the AngloGold Ashanti website
(www.anglogoldashanti.com).
MINERAL RESOURCE AND ORE RESERVE continued
– Summary

{

OUTLOOK
Mineral Resource by country (attributable) inclusive of Ore Reserve
Tonnes
million
Grade
g/t
Contained gold
as at 31 December 2012
Category
Tonnes
Moz
South Africa
South Africa
Measured
183.97
2.33
428.52
13.78
Indicated
964.52
2.16
2,080.80
66.90
Inferred
53.34
10.45
557.39
17.92
Total
1,201.83
2.55
3,066.71
98.60
Continental Africa
Democratic Republic of the Congo
Measured
1.97
3.00
5.89
0.19
Indicated
63.18
3.70
233.93
7.52
Inferred
30.43
2.91
88.69
2.85
Total
95.58
3.44
328.51
10.56
Ghana
Measured
64.84
4.63
300.44
9.66
Indicated
103.86
3.87
401.45
12.91
Inferred
150.37
2.87
431.63
13.88
Total
319.07
3.55
1,133.52
36.44
Guinea
Measured
38.45
0.63
24.15
0.78
Indicated
125.81
0.72
90.37
2.91
Inferred
56.71
0.82
46.32
1.49
Total
220.97
0.73
160.84
5.17
Mali
Measured
9.16
0.94
8.63
0.28
Indicated
52.02
1.81
94.30
3.03
Inferred
27.75
0.94
26.00
0.84
Total
88.93
1.45
128.93
4.15
Namibia
Measured
17.21
0.64
11.03
0.35
Indicated
96.58
1.22
117.73
3.79
Inferred
7.76
1.08
8.36
0.27
Total
121.55
1.13
137.12
4.41
Tanzania
Measured
–
–
–
–
Indicated
103.81
2.63
273.00
8.78
Inferred
39.21
2.78
109.00
3.50
Total
143.02
2.67
382.00
12.28
Australasia
Australia
Measured
36.46
1.70
62.00
1.99
Indicated
71.84
2.10
150.68
4.84
Inferred
14.98
3.13
46.82
1.51
Total
123.28
2.10
259.50
8.34

2012 ANNUAL INTEGRATED REPORT

}
MINERAL RESOURCE AND ORE RESERVE continued
– Summary
Mineral Resource by country (attributable) inclusive of Ore Reserve – continued
Tonnes
million
Grade
g/t
Contained gold
as at 31 December 2012
Category
Tonnes
Moz
Americas
Argentina
Measured
11.60
1.59
18.48
0.59
Indicated
36.91
2.87
105.90
3.40
Inferred
7.49
2.98
22.34
0.72
Total
56.00
2.62
146.72
4.72
Brazil
Measured
14.52
5.81
84.40
2.71
Indicated
21.01
5.31
111.51
3.59
Inferred
48.74
5.29
257.63
8.28
Total
84.27
5.38
453.54
14.58
Colombia
Measured
15.68
0.85
13.30
0.43
Indicated
34.36
0.79
27.21
0.87
Inferred
1,025.23
0.85
873.63
28.09
Total
1,075.27
0.85
914.14
29.39
United States
Measured
267.56
0.77
207.24
6.66
Indicated
208.89
0.67
140.04
4.50
Inferred
84.56
0.64
53.87
1.73
Total
561.01
0.72
401.15
12.90
Total
Measured
661.42
1.76
1,164.08
37.43
Indicated
1,882.79
2.03
3,826.92
123.04
Inferred
1,546.58
1.63
2,521.68
81.07
Total
4,090.79
1.84
7,512.68
241.54
Rounding of ﬁgures may result in computational discrepancies.
Mineral Resource by country (attributable) exclusive of Ore Reserve
Tonnes
million
Grade
g/t
Contained gold
as at 31 December 2012
Category
Tonnes
Moz
South Africa
South Africa
Measured
16.52
18.23
301.15
9.68
Indicated
249.09
4.56
1,136.02
36.52
Inferred
27.64
8.79
242.82
7.81
Total
293.25
5.73
1,679.99
54.01
Continental Africa
Democratic Republic of the Congo
Measured
0.37
1.85
0.68
0.02
Indicated
28.38
3.24
91.92
2.96
Inferred
30.43
2.91
88.69
2.85
Total
59.18
3.06
181.29
5.83
Ghana
Measured
21.63
7.16
154.96
4.98
Indicated
48.49
3.50
169.84
5.46
Inferred
150.35
2.86
429.66
13.81
Total
220.47
3.42
754.46
24.26

{

OUTLOOK
Mineral Resource by country (attributable) exclusive of Ore Reserve – continued
Tonnes
million
Grade
g/t
Contained gold
as at 31 December 2012
Category
Tonnes
Moz
Continental Africa
Guinea
Measured
1.03
0.52
0.54
0.02
Indicated
55.92
0.73
40.74
1.31
Inferred
56.71
0.82
46.32
1.49
Total
113.66
0.77
87.60
2.82
Mali
Measured
5.22
0.73
3.82
0.12
Indicated
23.92
1.50
35.79
1.15
Inferred
27.75
0.94
26.00
0.84
Total
56.89
1.15
65.61
2.11
Namibia
Measured
5.89
0.53
3.12
0.10
Indicated
56.10
1.07
60.17
1.93
Inferred
7.76
1.08
8.36
0.27
Total
69.75
1.03
71.65
2.30
Tanzania
Measured
–                    –
–
–
Indicated
42.97
2.68
115.34
3.71
Inferred
35.95
2.74
98.59
3.17
Total
78.92
2.71
213.93
6.88
Australasia
Australia Measured
3.33
1.14
3.80
0.12
Indicated
45.02
1.94
87.13
2.80
Inferred
14.98
3.13
46.82
1.51
Total
63.33
2.18
137.75
4.43
Americas
Argentina
Measured
2.14
2.55
5.45
0.18
Indicated
31.31
1.69
52.91
1.70
Inferred
7.49
2.98
22.34
0.72
Total
40.94
1.97
80.70
2.59
Brazil
Measured
4.98
6.25
31.14
1.00
Indicated
10.36
4.91
50.89
1.64
Inferred
48.40
5.30
256.36
8.24
Total
63.74
5.31
338.39
10.88
Colombia
Measured
15.68
0.85
13.30
0.43
Indicated
34.36
0.79
27.21
0.87
Inferred
1,025.23
0.85
873.63
28.09
Total
1,075.27
0.85
914.14
29.39
United States
Measured
112.75
0.72
81.08
2.61
Indicated
126.54
0.66
83.21
2.68
Inferred
84.56
0.64
53.87
1.73
Total
323.85
0.67
218.16
7.01
Total
Measured
189.54
3.16
599.05
19.26
Indicated
752.46
2.59
1,951.16
62.73
Inferred
1,517.27
1.45
2,193.45
70.52
Total
2,459.27
1.93
4,743.66
152.51
Rounding of ﬁgures may result in computational discrepancies.

2012 ANNUAL INTEGRATED REPORT

}
MINERAL RESOURCE AND ORE RESERVE continued
– Summary
Ore Reserve by country (attributable)
Tonnes
million
Grade
g/t
Contained gold
as at 31 December 2012
Category
Tonnes
Moz
South Africa
South Africa
Proved
148.71
0.66
98.04
3.15
Probable
728.45
1.21
883.59
28.41
Total
877.16
1.12
981.63
31.56
Continental Africa
Democratic Republic of the Congo
Proved
1.59
3.26
5.20
0.17
Probable
35.90
4.12
147.84
4.75
Total
37.49
4.08
153.04
4.92
Ghana
Proved
40.88
3.42
139.66
4.49
Probable
52.77
3.67
193.84
6.23
Total
93.65
3.56
333.50
10.72
Guinea
Proved
36.59
0.63
22.92
0.74
Probable
67.60
0.67
45.56
1.46
Total
104.19
0.66
68.48
2.20
Mali
Proved
2.26
1.30
2.93
0.09
Probable
36.61
1.81
66.32
2.13
Total
38.87
1.78
69.25
2.23
Namibia
Proved
–
–
–
–
Probable
51.80
1.26
65.29
2.10
Total
51.80
1.26
65.29
2.10
Tanzania
Proved
–
–
–
–
Probable
65.06
2.59
168.63
5.42
Total
65.06
2.59
168.63
5.42
Australasia
Australia
Proved
33.13
1.76
58.20
1.87
Probable
26.82
2.37
63.55
2.04
Total
59.95
2.03
121.75
3.91
Americas
Argentina
Proved
10.44
1.29
13.49
0.43
Probable
10.90
4.56
49.71
1.60
Total
21.34
2.96
63.20
2.03
Brazil
Proved
9.29
4.47
41.51
1.33
Probable
12.48
4.39
54.74
1.76
Total
21.77
4.42
96.25
3.09
United States of America
Proved
154.81
0.81
126.16
4.06
Probable
82.35
0.69
56.83
1.83
Total
237.16
0.77
182.99
5.88
Total
Proved
437.72
1.16
508.11
16.34
Probable
1,170.74
1.53
1,795.90
57.74
Total
1,608.46
1.43
2,304.01
74.08
Rounding of ﬁgures may result in computational discrepancies.

{

OUTLOOK
It is possible that, for various reasons, such as gold price, cost inﬂation, labour issues, political risk, safety or environmental issues, mining operations may be halted – temporarily or
permanently – before these resources are fully depleted.
Planning for closure begins at the outset of every project,
and includes planning for premature closure. Such closure is an integral part of every operational life cycle, and includes optimising planning and operations to minimise closure
costs as well as the assessment of associated liability costs and the assurance of adequate ﬁnancial provisions to cover
these costs.
We recognise that closure is not only related to the natural environment, but that it has signiﬁcant and long-lasting
impacts on communities. Livelihood preservation and
infrastructure support are often important considerations in closure planning. Local people employed by the company
may receive education and training so as to seek viable
employment or livelihood alternatives. Communities also
require information on rehabilitation of the landscape and on any lasting environmental impacts.
All AngloGold Ashanti’s managed operations have been brought into alignment with the group’s closure and rehabilitation
management standard.
This standard prescribes that:
•
all new projects take into account closure and associated
costs in a conceptual closure plan;
•
an interim closure plan is prepared within three years
of commissioning an operation, or earlier if required by
legislation;
•
closure plans are reviewed and updated every three years
except for the ﬁnal three years of the life of mine when the plan should be reviewed annually. Plans should also be
reviewed whenever signiﬁcant changes are made, and
take into account operational conditions, planning and
legislative requirements, international protocols, technological developments and advances in practice; and
•
closure planning must be undertaken in consultation with
regulators, local stakeholders and site-speciﬁc issues and
solutions need to be considered.
Even in those jurisdictions where speciﬁc closure legislation is not in place – such as Argentina, Brazil, Namibia – we ensure that all operations are aligned with our internal standard.
Two challenges associated with closure are:
•
legacy issues, which are considered as part of closure
planning. This is particularly challenging in respect of older mines (such as in Brazil, Ghana and South Africa) where
the evaluation of closure options and liabilities is a complex process and not necessarily an exact science; and
•
concurrent rehabilitation, which is carried out while a mine is still operational, and which serves to decrease the current liability and ﬁnal rehabilitation and closure work that must be undertaken, but has the potential to sterilise the Ore Reserve, which the company might wish to exploit should conditions,
such as the gold price, change.
In 2012 a focused mine closure team was assembled to
integrate closure planning into mine planning. Led by a mining engineer and comprising engineering and environmental
specialists its remit is to ensure that mines are operated with closure in mind in order to minimise both short-term and long-
term operating costs.
Also in 2012, workshops were held in Brazil and Ghana, at
which the closure plan of each operation in AngloGold Ashanti was reviewed at a high level. This focused on environmental
issues and the interface between the technical and ﬁnancial
disciplines. Common themes and challenges were identiﬁed
and prioritised with a view to tackling them in a co-ordinated manner at corporate, regional and operational levels. There
was also discussion on how to improve the company’s
planning, including the internal management standard, in the light of experience gained following more than three years of implementation. Signiﬁcant progress has been made across
the company in closure planning. The challenge now is to
optimise the plans by ﬁnding opportunities for improving them and especially for integrating them into the mine planning
process. Each operation is developing a plan to close identiﬁed gaps. As of the end of 2012, all operations were substantially in compliance with the standard.
REMEDIATION OBLIGATIONS
AND PROVISIONS
Our long-term remediation obligations include decommissioning and restoration liabilities relating to past operations, and are based on our Environmental Management Plans (EMPs) in
compliance with regulatory requirements. An assessment of
closure liabilities is undertaken annually and is presented in the table on the next page.
PLANNING FOR CLOSURE
It is inevitable that all mines will eventually fully exploit their resources and operations will cease.

2012 ANNUAL INTEGRATED REPORT

}
Rehabilitation liabilities per operation ($m)
2012
2011
Operation
Restoration    Decommissioning
Total
Total
South Africa
43.7
105.1
148.8
154.8
Great Noligwa
0.6
9.5
10.1
15.7
Kopanang
1.0
17.0
18.0
22.9
Moab Khotsong
1.7
23.9
25.6
31.2
TauTona
12.4
7.4
19.8
23.8
Savuka
4.3
3.8
8.1
8.6
Mponeng
2.2
3.3
5.5
10.2
Legacy projects
– Vaal River
–
14.2
14.2
9.4
– West Wits
–
7.0
7.0
1.1
– Other
0.6
–
0.6
0.6
ERGO
(1)
16.8
5.0
21.8
30.3
Mine Waste Solutions
4.1
13.1
17.2
–
Nufcor
–
0.9
0.9
1.0
Continental Africa
275.1
152.4
427.5
364.3
Ghana
Iduapriem
28.4
14.6
43.0
44.3
Obuasi
136.8
46.8
183.6
143.9
Mpasatia (Bibiani pit)
8.8
–
8.8
8.6
Guinea
Siguiri
33.2
37.5
70.7
53.1
Mali
Morila
2.7
2.3
5.0
5.6
Sadiola
12.9
11.1
24.0
24.6
Yatela
6.8
8.3
15.1
14.4
Namibia
Navachab
3.1
2.4
5.5
3.3
DRC
Mongbwalu
6.0
2.4
8.4
7.9
Kibali
–
2.1
2.1
–
Tanzania
Geita
36.4
25.0
61.4
58.6
(1)
Subsequent to year end, the ERGO licence was transferred to DRDGOLD Limited.
Provisions for remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. These costs are based on facts
currently available, technology expected to be available at the time of the clean-up, laws and regulations presently or virtually certain to be enacted, and previous experience in the remediation of contaminated sites. Provision for restoration and decommissioning costs are made at the present value of the expenditures expected to settle the obligation, using estimated cash ﬂows based on current prices and discounted at a pre-tax rate that reﬂects current market assessments of the time value of money.
PLANNING FOR CLOSURE continued

{

OUTLOOK
2012
2011
Operation
Restoration    Decommissioning
Total
Total
Australasia
26.8
34.7
61.5
42.0
Australia
Sunrise Dam
26.8
13.2
40.0
40.6
Tropicana
–
21.5
21.5
1.4
Americas
211.9
37.6
249.5
230.3
Argentina
Cerro Vanguardia
35.8
10.4
46.2
38.9
Brazil
AngloGold Ashanti Mineração
68.6
18.1
86.7
81.9
Serra Grande
18.7
5.1
23.8
27.6
United States of America
Cripple Creek & Victor
87.1
4.0
91.1
81.1
Colombia
La Colosa
1.7
–
1.7
0.8
Sub-total
557.5
329.8
887.3
791.4
Less equity accounted investments included
above
(22.4)
(23.8)
(46.2)
(44.6)
AngloGold Ashanti
535.1
306.0
841.1
746.8

2012 ANNUAL INTEGRATED REPORT

}
OTHER
}

{

OTHER
INTEGRATED ANNUAL REPORT
•
The Integrated Annual Report for the year ended
31 December 2012, which was recommended by the Audit
and Corporate Governance Committee for approval by
the board, was approved by the board of directors on
19 March 2013.
ANNUAL FINANCIAL STATEMENTS 2012
•
The Annual Financial Statements for the year ended
31 December 2012 were approved by the board of directors
on 19 March 2013. The ﬁnancial statements have been
prepared by the corporate reporting staff of AngloGold Ashanti
Limited, headed by John Edwin Staples, the group’s Chief
Accounting Ofﬁcer. This process was supervised by Srinivasan
Venkatakrishnan, the group’s Chief Financial Ofﬁcer, and Mark
Cutifani, the group’s Chief Executive Ofﬁcer.
•
In accordance with Section 29(1)(e)(ii) of the Companies Act,
No 71 of 2008, the Annual Financial Statements for AngloGold
Ashanti Limited, for the year ended 31 December 2012,
have been audited by Ernst & Young Inc., the company’s
independent external auditors, whose unqualiﬁed audit
report can be found in the Annual Financial Statements.
MINERAL RESOURCE AND ORE RESERVE
REPORT 2012
•
The Mineral Resource and Ore Reserve information as
included in the Integrated Annual Report were approved by
the board of directors on 19 March 2013.
•
The chairman of the Mineral Resource and Ore Reserve
Steering Committee assumes responsibility for the Mineral
Resource and Ore Reserve Report 2012.
SUSTAINABILITY REPORT 2012
•
The Sustainability Report 2012 was approved by the board
of directors on 19 March 2013.
•
Independent assurance in respect of the Sustainability
Report 2012 was provided by Ernst & Young Inc.
APPROVALS AND ASSURANCES
AngloGold Ashanti’s suite of 2012
annual reports have been approved
and assured as follows:

2012 ANNUAL INTEGRATED REPORT

}
Under the guidance of the Audit and Corporate Governance
Committee, a combined assurance framework has been
implemented with the aim of providing a co-ordinated
approach to all assurance activities within the group.
We aim to enable the board and management to assess
whether the signiﬁcant risks facing the group are complete
and adequately mitigated.
The evolution towards combined assurance began in 2006
when Group Internal Audit started using a combined approach
for providing assurance on capital and sustainability projects which involved working with various stakeholders in these
processes. To give effect to the requirements of King III and under the guidance of the Audit and Corporate Governance
Committee a Combined Assurance Framework was developed
to coordinate the assurance activities of all assurance providers, both internal and external.
At the same time, management teams at the different business units were complaining about ‘audit fatigue’ and duplication as different auditors and reviewers from different disciplines were on site almost continuously, and some were even reviewing the same areas, the typical silo syndrome.
With assistance and valuable input from the Business and
Technical Development Department (B&TD) as well as Group
Risk, Group Internal Audit developed a Combined Assurance
Charter with a mandate to provide assurance on whether key
risks, strategic and operational risks, within the business were sufﬁciently managed. In terms of the Combined Assurance
Charter, the Senior Vice President: Group Internal Audit was
appointed as co-ordinator of group assurance.
While primarily focused on threats, the system also provides a forum to highlight signiﬁcant improvement opportunities
in the effective operation of the existing assets and allows for systematic benchmarking between AngloGold Ashanti
operations. The framework follows a top-down as well as a
bottom-up approach.
The ‘top-down’ component of the framework focuses on the
group strategic objectives and the risks that directly affect the achievement of those objectives. It identiﬁes risk owners, control strategies and assurance providers within the different
‘lines of defence’. Assurance received from assessed assurance providers is then consolidated and plotted against the relevant risk and associated control strategy, providing the board and management with a consolidated view on the management of
strategic risks.
The ‘bottom up’ element of the Combined Assurance
Framework strengthens the risk management process through
the utilisation of existing audit protocols and the skills of coordinated multidisciplinary teams to review the risks at each operation; validating the risks developed by each operation
as recorded in the group’s risk register – AuRisk. Each review tests completeness of risks (Are all major risks being captured in AuRisk?) and the accuracy (Are the judgements on risk
consistent with the intent of the AuRisk ranking system?) and effectiveness (Are the major identiﬁed risks being managed
or mitigated systematically and effectively?) of the risk
management process.
Combined Assurance – bottom-up – annually establishes
two separate review windows of one week each for selected
sites following a risk based approach. The one review
window will focus on technical aspects whereas the other
review window will focus on the commercial aspects of the
business with both reviews incorporating an assessment of
compliance and risk management activities at operational
level. The diagram alongside sets out the typical scope of
the two review windows.
COMBINED ASSURANCE
We aim to enable the board and
management to assess whether the
signiﬁcant risks facing the group are
complete and adequately mitigated.

{

OTHER
Technical reviews
Commercial reviews
Security
Sustainability
Insurance
Asset
condition
Physical
asset
External
relations
Community
Work
procedures
Process
efficiencies
Health
Environmental
Mining
practice
Safety
Resource
availability
Legal
compliance
External
reporting
Legal
Accounting
and tax
Forensic
IT Systems
Payroll
Process
efficiencies
Human
resources
Procurement
Compliance
Risk management
Threat/opportunity
Site specific risks to be managed
Projects to be implemented
AngloGold Ashanti policies,
systems and procedures
Typical scope of a bottom-up combined assurance review
Review teams consist of highly skilled and experienced discipline specialists, independent of the operation being reviewed, and are led by a senior team leader. The ﬁndings of the reviews are prioritised and ranked in line with the group’s existing risk rating matrix and referenced back to the AuRisk register.
The success of the combined assurance process would not
have been possible without the commitment and support of
B&TD as well as the various regional management teams and
Group Risk. For the ﬁrst time regional and corporate reviewers from different disciplines are working together as one team on a review and sharing information.
In conclusion, the board is satisﬁed that the combined
assurance framework facilitates a group wide integration and leveraging of the various control, governance and assurance
processes and its introduction has brought a new dimension
to assurance within the group through the value being derived from integrated assurance teams.
During 2012, all signiﬁcant operations within AngloGold
Ashanti were subjected to risk based, integrated, technical
or commercial combined assurance reviews. The outcome
of these reviews provided reasonable assurance to allow the
board, on recommendation from the Audit and Corporate
Governance Committee, to conclude on the effectiveness of
the group’s system of internal controls.

2012 ANNUAL INTEGRATED REPORT

}
Dividend policy
Dividends are proposed by and approved by the board of
directors of AngloGold Ashanti, based on the company’s
ﬁnancial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. During the third quarter of 2011, the company changed the timing of dividend
payments to quarterly rather than half-yearly. AngloGold
Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the
board’s ongoing assessment of AngloGold Ashanti’s earnings,
after providing for long-term growth, cash/debt resources,
compliance with the solvency and liquidity requirements of the
Companies Act of 2008 (as amended), the amount of reserves
available for dividend, based on the going-concern assessment, and restrictions placed by the conditions of the convertible bonds, other debt facilities, protection of the investment grade rating and other factors.
SHAREHOLDER DIARY AND INFORMATION
SHAREHOLDER DIARY
Financial year-end
31 December
Annual reports 2012
Published on or about:
11 April 2013
Annual general meeting
11:00 SA time
13 May 2013
Quarterly reports
Released on or about:
– Quarter ending 31 March 2013
13 May 2013
– Quarter ending 30 June 2013
7 August 2013
– Quarter ending 30 September 2013
6 November 2013
– Quarter ending 31 December 2013
19 February 2014
Dividends
Dividend number
Declared
Last date to
trade ordinary
shares cum dividend
Payment
date to
shareholders
Payment
date to
ADS holders
2012 Final – number 116
18 February 2013
8 March 2013
28 March 2013
2 April 2013
2013 Q1 Interim – number 117*
*10 May 2013
*24 May 2013
*14 June 2013
*17 June 2013
2013 Q2 Interim – number 118*
* 2 August 2013
*23 August 2013
*13 September 2013
*16 September 2013
2013 Q3 Interim – number 119*
* 4 November 2013
*22 November 2013
* 13 December 2013
*16 December 2013
* Dividend and date of payment are subject to board approval.

{

OTHER
Withholding tax
On 1 April 2012, the South African government imposed a 15%
withholding tax on dividends and other distributions payable to shareholders.
This withholding tax replaces the Secondary Tax on
Companies and although this may reduce the tax payable
by AngloGold Ashanti’s South African operations, thereby
potentially increasing distributable earnings, the withholding tax on dividends and other distributions will generally reduce the amount of dividends or other distributions received
by AngloGold Ashanti shareholders, subject to certain
exceptions.
ANNUAL GENERAL MEETING
Shareholders on the South African register who have
dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own
names in the sub-register maintained by their CSDP) and
who wish to attend the annual general meeting to be held on
13 May 2013 in person, will need to request their CSDP or
broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the
CSDP or broker.
Voting rights
The South African Companies Act 71 of 2008 (as
amended) provides that if voting is by a show of hands,
any person present and entitled to exercise voting
rights has one vote, irrespective of the number of
voting rights that person would otherwise be entitled to.
If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or
exercise voting rights attaching to any shares of the company.
CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Holders of E ordinary shares are
entitled to vote at meetings, but do not hold the right to veto.
Options granted in terms of the share incentive scheme do not carry rights to vote.
CHANGE OF DETAILS
Shareholders are reminded that the onus is on them to keep
the company, through their nominated share registrars,
apprised of any change in their postal address and personal
particulars. Similarly, where shareholders receive dividend
payments electronically (EFT), they should ensure that the
banking details which the share registrars and/or CSDPs have on ﬁle are correct.
ANNUAL REPORTS
Should you wish to receive a printed copy of AngloGold Ashanti’s
2012 annual reports, please request same from the contact
persons listed at the end of this report, or from the company’s website or from companysecretary@anglogoldashanti.com, or
PO Box 62117, Marshalltown, Johannesburg, 2107.

2012 ANNUAL INTEGRATED REPORT

}
ADMINISTRATIVE INFORMATION
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN:
ZAE000043485
JSE:
ANG
LSE:
AGD
NYSE:
AU
ASX:
AGG
GhSE (Shares):
AGA
GhSE (GhDS):
AAD
JSE Sponsor:
UBS (South Africa) (Pty) Limited
Auditors:
Ernst & Young Inc.
Ofﬁces:
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone:
+27 11 637 6000
Fax:
+27 11 637 6624
Australia
Level 13,
St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:
+61 8 9425 4602
Fax:
+61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:
+233 303 772190
Fax:
+233 303 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
England
Telephone:
+44 20 7499 3916
Fax:
+44 20 7491 1989
E-mail:
jane.kirton@corpserv.co.uk
DIRECTORS
Executive
M Cutifani (Chief Executive Ofﬁcer)
~
S Venkatakrishnan (Chief Financial Ofﬁcer)
* §
AM O’Neill (Executive Director: Business
and Technical Development)
~
Non-executive
TT Mboweni (Chairman)
^
FB Arisman
#
R Gasant
^
NP January-Bardill
^
MJ Kirkwood
*
WA Nairn
^
Prof LW Nkuhlu
^
F Ohene-Kena
±
SM Pityana
^
RJ Ruston
~
* British
# American
§ Indian
~ Australian
^  South African       ± Ghanaian
Ofﬁcers
Group General Counsel and Company Secretary
ME Sanz Perez
Investor relations contacts:
South Africa
Fundisa Mgidi
Telephone:
+27 11 637 6763
Mobile:
+27 82 374 8820
E-mail:
fmgidi@anglogoldashanti.com
United Kingdom
Michael Bedford
Telephone:
+44 1225 93 8483
Mobile:
+44 779 497 7881
E-mail:
mbedford@anglogoldashanti.com
United States
Stewart Bailey
Telephone:
+1 212 858 7701
Mobile:
+1 646 338 4337
E-Mail:
sbailey@anglogoldashantina.com
Sabrina Brockman
Telephone:
+1 212 858 7702
Mobile:
+1 646 379 2555
E-mail:
sbrockman@anglogoldashantina.com
General e-mail enquiries:
Investors@anglogoldashanti.com
AngloGold Ashanti website:
www.anglogoldashanti.com
Company secretarial e-mail:
Companysecretary@anglogoldashanti.com
AngloGold Ashanti publishes important information about the company on the main page of its website www.anglogoldashanti.com under the “Investors” tab. This information is updated regularly. Investors are encouraged to regularly visit the website to access this information.

{

OTHER
NOTES

2012 ANNUAL INTEGRATED REPORT

}
NOTES

GUIDE TO USING OUR REPORTS
This report, the Annual Integrated Report, the primary
document in the suite of reports which has been produced
in line with the recommendations of the King Code of
Governance for South Africa, 2009 (King III) and the Listings
Requirements of the Johannesburg Stock Exchange (JSE),
the home of our primary listing. We have taken cognisance
of local and international recommendations on integrated
reporting in developing our report content, and the style of reporting. It contains an holistic view of our business – now and in the future – containing operational, ﬁnancial and non-
ﬁnancial information. As this is a group-level report, operational targets and performance are discussed at a group level. This report is available online and, on request, as a printed report.
Stakeholders seeking more detailed and speciﬁc information
are referred to the reports listed below.
The Annual Financial Statements, which has been prepared
in accordance with: the International Financial Reporting
Standards (IFRS); the South African Companies Act, 71 of
2008 (as amended); and the Listings Requirements of the
JSE. This report is submitted to the JSE in South Africa, as well as the London, New York, Ghana and Australian stock
exchanges on which AngloGold Ashanti is listed. This report is available online and, on request, as a printed report.
Our Sustainability Report, which provides insight into our
approach to sustainability, and objectives, strategy and
performance. This global report focuses on those sustainability issues that we have determined to be most important to us
and to our stakeholders. This report is available online and, on request, as a printed report.
Our Online Sustainability Report, which provides a more
comprehensive view of our business, has been produced
in accordance with the Global Reporting Initiative’s (GRI)
3.0 guidelines, as well as GRI’s Mining and Metals Sector
Supplement, the Sustainable Development Framework of
the International Council on Metals and Mining (ICMM), the
principles of the United Nations Global Compact (UNGC) and
the Extractive Industries Reporting Initiative (EITI). This report is available online.
Our Mineral Resource and Ore Reserve Report, which
records our Mineral Resource and Ore Reserve in accordance
with the South African Code for Reporting of Exploration
Results, Mineral Resources and Mineral Reserves (The
SAMREC Code, 2007 edition), and the Australasian Code
for Reporting of Exploration Results, Mineral Resources and
Ore Reserves (The JORC Code, 2004 edition). This report has
been prepared and reviewed with consent by the Competent
Persons as deﬁned in terms of these codes.
Our Operational Proﬁles, which provide detailed ﬁnancial and non-ﬁnancial information on each of our operations and projects.
These will be made available online at www.aga-reports.com,
and will be downloadable in a pdf format.
A Notice of Meeting to shareholders together with the
relevant voting instruction forms for the stock exchanges at which the company is listed. These provide details of the
forthcoming annual general meeting and of the resolutions on which shareholders are to vote.
Additional supporting material, including the document
entitled ‘Risk Factors related to AngloGold Ashanti’s suite of
2012 reports’, which was previously in the Annual Financial
Statements, is available on AngloGold Ashanti’s online
corporate report website www.aga-reports.com.
In compliance with the rules governing its listing on the NYSE and in accordance with the accounting principles generally
accepted in the United States, AngloGold Ashanti prepares
an annual report on Form 20-F which is ﬁled each year. The
full suite of 2012 reports will be furnished to the United States
Securities and Exchange Commission (SEC) on a Form 6-K.
Brieﬂy, this suite of AngloGold Ashanti annual reports
to stakeholders 2012 comprises the following:
The inside pages of this report were printed on Triple Green Silk 135gsm.
A local double coated, high-white, wood-free coated art paper produced by
Sappi at the Stanger Mill in South Africa. ISO 9001 and 14001 certiﬁcation.
PEFC, Sustainable Forest Initiative, FSC and CoC standards compliant.
Sappi Stanger Mill is one of the only mills in the world that uses bagasse as its primary source of pulp. The pulp is a by-product of sugar production, being the ﬁbrous material remaining after raw sugar has been extracted from sugar cane. This paper is free of both acid and elemental chlorine and is recyclable.
Our primary platform for reporting is
our online report at www.aga-reports.com
6408/12

2012
{
ANNUAL
FINANCIAL
STATEMENTS
ANNUAL
FINANCIAL
STATEMENTS
•
Assurance statement
•
Remuneration report
•
Corporate governance
•
Financial results
•
Non-GAAP disclosure
FS
2012
{
ANNUAL
INTEGRATED
REPORT
ANNUAL
INTEGRATED
REPORT
•
Regional review
of operations
•
Non-GAAP summary
•
Approach to risk
•
Letter from Chairman
and CEO
IR
2012
{
ONLINE
SUSTAINABILITY
REPORT
ONLINE
SUSTAINABILITY
REPORT
(only available online)
•
Assurance statement
•
GRI compliance
•
Sustainability performance
•
UNGC compliance
•
ICMM compliance
•
Case studies
OS
2012
{
MINERAL RESOURCE
AND ORE RESERVE
REPORT
MINERAL RESOURCE
AND ORE RESERVE
REPORT
•
Proved and Probable
Ore Reserve
•
Measured, Indicated and
Inferred Mineral Resource
RR
2012
{
SUSTAINABILITY
REPORT
SUSTAINABILITY
REPORT
•
Letter from CEO
•
Material sustainability
issues
•
Approach to risk
•
Sustainability performance
•
Panel feedback
SR
YOU
ARE
HERE
SHARE REGISTRARS
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone:
0861 100 950 (in SA)
Fax: +27 11 688 5218
Website:              queries@computershare.co.za
United Kingdom
Shares
Computershare Investor Services (Jersey) Ltd
Queensway House
Hilgrove Street
St Helier
Jersey JE1 1ES
Telephone:
+44 (0) 870 889 3177
Fax: +44 (0) 870 873 5851
Depository Interests
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY
England
Telephone:
+44 (0) 870 702 0000
Fax: +44 (0) 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone:
+61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone:
+233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone:           +1 800 522 6645 (Toll free in USA)
                          or +1 201 680 6578 (outside USA)
E-mail:                shrrelations@mellon.com
Website: www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase and dividend
reinvestment plan for AngloGold Ashanti.
Telephone:
+1-888-BNY-ADRS

2012
}
ANNUAL
INTEGRATED
REPORT
WWW.ANGLOGOLDASHANTI.COM
Download the full
Annual Integrated
Report 2012
2012
ANNUAL
INTEGRATED
REPORT

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 11, 2013
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company
          Secretary